As filed with the Securities and Exchange Commission on January 24, 2014

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

Ceres, Inc.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation or organization)

100

(Primary Standard Industrial

Classification Code Number)

33-0727287

(I.R.S. Employer Identification No.)

1535 Rancho Conejo Boulevard

Thousand Oaks, CA 91320

(805) 376-6500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Richard Hamilton

President and Chief Executive Officer

Ceres, Inc.

1535 Rancho Conejo Boulevard

Thousand Oaks, CA 91320

(805) 376-6500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Danielle Carbone	Oded Har-Even, Esq.
Shearman & Sterling LLP	Edwin L. Miller Jr., Esq.
599 Lexington Avenue	Kristen A. Young, Esq.
New York, NY 10022-6069	Zysman, Aharoni, Gayer and
Tel: (212) 848-4000	Sullivan & Worcester LLP
Fax: (212) 848-7179	1633 Broadway
New York, NY 10019
Tel: (212) 660-5000
Fax: (212) 660-3001

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.   ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, $0.01 par value per share(2)	$20,000,000	$2,576
Representative’s Warrants to Purchase Common Stock(3)	—	—
Common Stock Underlying Representative’s Warrants(2)(4)(5)	$900,000	$116
Total Registration Fee	$20,900,000	$2,692

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933. Includes the offering price of additional shares that the underwriters have the option to purchase.

(2)	Pursuant to Rule 416, the securities being registered hereunder include such indeterminate number of additional securities as may be issued after the date hereof as a result of stock splits, stock dividends or similar transactions.

(3)	No fee pursuant to Rule 457(g) under the Securities Act of 1933.

(4)	If issued, the Representative’s Warrants would be exercisable at a per share exercise price equal to 150% of the public offering price. As estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(g) under the Securities Act of 1933, based on an estimated proposed maximum aggregate offering price of $900,000, which is equal to 150% of $600,000 (3% of $20,000,000).

(5)	The common stock underlying the warrants is being registered solely in connection with the Securities and Exchange Commission’s Compliance and Disclosure Interpretation for Securities Act Section 5, Question 139.05. No “offer” of such common stock exists as defined in Section 2(a)(3) of the Securities Act of 1933 because the warrants, if issued, would not be exercisable until one year following their issuance.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell the securities pursuant to this prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Preliminary Prospectus	Subject to Completion	Dated January 24, 2014

                   Shares

Common Stock

We are offering                 shares of our common stock. Our common stock is listed on the Nasdaq Global Market under the symbol “CERE.” The last reported sale price of our common stock on January 15, 2014 was $1.46 per share. We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act.

You should read this prospectus and the documents incorporated by reference in this prospectus carefully before you invest.

See “Risk Factors” on page 12 of this prospectus to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discount(1)(2)	$	$
Proceeds, before expenses, to Ceres	$	$

(1)	The underwriters will receive compensation in addition to the underwriting discount.
(2)	The amounts included in the underwriting discount line include amounts to be paid by the underwriters to Trout Capital LLC for providing advisory services to us in connection with this offering. The amount to be paid by the underwriters to Trout Capital LLC is equal to (i) 1% of the gross proceeds received from non-affiliates of the Company and (ii) an additional $5,000, up to a maximum of $12,500, for each $5 million in gross proceeds received from non-affiliates of the Company in excess of $15 million.

We have granted a 45-day option to the underwriters to purchase up to          additional shares solely to cover over-allotments, if any.

The underwriters expect to deliver the shares against payment in New York, New York on             , 2014.

Aegis Capital Corp

The date of this prospectus is                 , 2014.

You should rely only on the information contained or incorporated by reference in this prospectus or in any related free writing prospectus filed by us with the Securities and Exchange Commission, or the SEC. We have not, and the underwriters and their affiliates have not, authorized anyone to provide you with any information or to make any representation not contained in this prospectus. We do not, and the underwriters and their affiliates do not, take any responsibility for, and can provide no assurance as to the reliability of, any information that others may provide to you. This prospectus is not an offer to sell or an offer to buy shares of our common stock in any jurisdiction where offers and sales are not permitted. The information in this prospectus and the documents incorporated by reference herein are accurate only as of their respective dates, regardless of the time of delivery of this prospectus or any sale of shares of our common stock.

Neither we nor the underwriters have done anything that would permit a public offering of the shares of our common stock or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere or incorporated by reference in this prospectus and does not contain all of the information you should consider in making your investment decision. You should read this summary together with the more detailed information, including our financial statements and the related notes, contained or incorporated by reference in this prospectus. You should carefully consider, among other things, the matters discussed in “Risk Factors”, before making an investment decision. You should also read and consider the information in the documents to which we have referred you in "Where You Can Find Additional Information." Unless otherwise indicated in this prospectus, “Ceres”, “our company”, “the Company”, “we”, “us” and “our” refer to Ceres, Inc. and our subsidiary, Ceres Sementes do Brasil Ltda.

Business Overview

Our Company

We are an agricultural biotechnology company selling seeds to produce dedicated energy crops – renewable bioenergy feedstocks that can enable the large-scale replacement of petroleum and other fossil fuels. We use a combination of advanced plant breeding and biotechnology to develop seed products that we believe address the limitations of first-generation bioenergy feedstocks, such as corn and sugarcane, increase crop productivity, reduce crop inputs and improve cultivation on marginal land.

Our largest immediate commercial opportunity is in Brazil where we market sweet sorghum hybrids that can be used as a “drop-in” feedstock to complement existing feedstock supplies and extend the operating season of Brazilian sugarcane-to-ethanol mills. Our products are “drop-in” solutions because they can be planted, harvested and processed using existing agricultural equipment with little or no modification. Our dedicated energy crops can also be used for the production of second-generation biofuels and bio-based chemicals, including cellulosic ethanol, butanol, jet fuel, diesel-like molecules and gasoline-like molecules, from non-food biomass. Finally, utility-scale electric power can be generated from the biomass feedstocks grown from our seeds.

The seed industry has historically required very little capital to produce, condition and package seeds, and seeds have typically been priced based on a share of the value they create and thus have generated high gross margins. As a producer of proprietary seeds, we believe we are in one of the most attractive segments of the bioenergy value chain — upstream from the capital-intensive refining and conversion of biomass. Therefore, we believe our success is tied to adoption of our products rather than the relative profitability of downstream participants. Our upstream position in the bioenergy value chain also allows us to be largely independent of the success of any particular conversion technology or end use.

Due to the nature of biotechnology, we believe other crops, such as corn, rice and soybean, can benefit from many of the traits and genetic technologies we are developing for dedicated energy crops, such as traits that provide drought tolerance. We have also generated many biotech traits specifically for cereal crops, such as rice, that increase grain yields and provide greater yield stability across different environments. Our strategy is to focus on genes that have shown large, step increases in performance, and whose benefits are maintained across multiple species. To date, our field evaluations have largely confirmed previous results obtained in greenhouse and laboratory settings, and we believe that based on these multiple confirmations, we have an industry leading biotech trait technology pipeline, with applications in our energy crops as well as other crops.

We believe that the strength of our technology has been validated by our receipt of multiple competitive grants and collaborations, including a United States Agency for International Development, or USAID, grant and one of the U.S. Department of Energy’s first Advanced Research Project Agency for Energy, or ARPA-E, grants in 2009, as well as a $137 million multi-year collaboration with Monsanto Company signed in 2002. We also have significant intellectual property rights to our technology platforms, traits and seed products. We have out-licensed a portion of our traits and gene technology to existing market participants and continue to pursue opportunities to out-license these technologies.

Commercial Evaluations of Our Sorghum Products in Brazil

Since 2010, we have completed various commercial-scale evaluations of our sweet sorghum products in Brazil with over 30 ethanol mills and mill suppliers. During this time, our seeds have been planted and harvested using existing equipment and fermented into ethanol without retrofitting or altering the existing mills. The remaining biomass from this industrial process has been combusted for electricity production using existing mill boilers. We believe these experiences have demonstrated the “drop-in” nature of our sweet sorghum products, and along with higher yielding products in our pipeline, will serve as the basis for expanded adoption of this product line as a feedstock for ethanol and power production in Brazil and other markets.

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With industrial processing generally well established in Brazil, we believe that field performance – primarily yields of sugars that can be fermented to ethanol – will largely determine the scale and pace at which our current and future products will be adopted. Based on industry feedback, we believe that minimum average yields in the range of 2,500 to 3,000 liters of ethanol per hectare will be necessary to achieve broad adoption. We believe that at least two growing seasons, including the one currently underway, will be required to fully demonstrate this yield range. To date, we have demonstrated on a limited scale that our products can achieve such yields within their area of adaptation, provided that our crop management protocols are followed and plantings receive adequate rainfall; however, further optimizations and additional hybrids will be needed to consistently achieve economically attractive yields across wide-area plantings.

For the 2012-2013 sweet sorghum growing season in Brazil, our products were planted by or for more than 30 mills in Brazil through a combination of seed sales, agronomy and crop management services and product evaluations. We collected yield results from approximately two-thirds of the mills that planted our hybrids during the 2012-2013 growing season; the remaining mills reported incomplete results, did not complete the evaluation or chose not to report results. For mills that reported results, yields of sugars that can be fermented into ethanol were approximately 50% higher on average than the previous season, primarily as a result of product improvements related to biomass quality and productivity, better crop management and more favorable growing conditions at most planting locations. A third-party fermentation lab in Brazil confirmed total fermentable sugar yields. Based on anecdotal customer reports, our portfolio of sweet sorghum hybrids outyielded competitor products at multiple locations where side-by-side comparisons were available. Ethanol yields from our products ranged from approximately 450 to 3,600 liters per hectare, according to mill and company calculations. Mills representing the top 20% of yields, and which generally followed established crop management practices, achieved average yields ranging from 2,100 to 3,300 liters per hectare. Lower yields were primarily due to deviations from recommended crop management protocols, weather related delays during planting and disease infection late in the growing season.

Plantings for the 2013-2014 sorghum growing season in Brazil have been successfully completed with 49 customers, including mills and mill suppliers, across 55 different locations and within our prescribed timeframes and according to our crop management protocols. Based on published reports, we estimate that these companies, which include multi-mill conglomerates, are responsible for approximately 30% or more of the sugarcane crushed in Brazil. These plantings primarily consist of small, multi-hybrid evaluations designed to determine yield potential, identify the best performing hybrids for specific regions and demonstrate various crop management practices. Several mills have planted larger evaluations this season. As part of our product development process, we have also established a number of breeding and product development field evaluations across various geographies. These trials consist of hundreds of hybrids, including a smaller subset of hybrids in more advanced evaluations in Brazil and other countries in South America. Based on the product candidates in our pipeline today, we expect to continually improve our commercial product line with higher yielding hybrids. For example, in 2013 our top experimental hybrids achieved calculated yields ranging from 5,200 to 6,400 liters of ethanol per hectare at small plot evaluations in Florida compared to 2,800 to 3,900 liters in the prior year. While we do not expect to achieve these yield levels at commercial scale at the present time, these research-stage results demonstrate the genetic potential of hybrids already in our pipeline. Further testing in Brazil will be required to confirm these research results, and substantially lower yields are expected as hybrids are advanced to larger-sized plantings which are affected by greater variability in weather, soil and other growing conditions. In addition to sweet sorghum, our field evaluations this season include high biomass sorghum, which is a type of sorghum developed and managed for its enhanced biomass yield as opposed to sugar or juice. Based on industry feedback, we believe that high biomass sorghum can be utilized as a supplementary source of biomass for industrial heat and power generation in Brazil, especially during the sugarcane offseason or periods of sugarcane bagasse shortages. We also plan to develop and launch a number of product innovations that provide greater flexibility in harvest time and end use, as well as other benefits, to our mill customers. Total plantings of our commercial and pre-commercial sorghum hybrids cover approximately 1,000 hectares for the 2013-2014 sorghum growing season compared to approximately 3,000 hectares for the previous season due primarily to a greater focus among mills on field performance, which can be determined at a smaller scale than evaluations needed for confirming industrial performance.

Due in part to the variability in yields achieved in the 2012-2013 season, we have made a number of adjustments to our product development and go-to-market approach in order to improve crop performance and consistency, and to encourage adoption of our products. We are taking the following steps based on the experience we have gained to date:

•	Focus on high performing customers;

•	Target favorable geographies;

•	Help mills improve on their agronomy execution;

•	Expand our technical development network in Brazil;

•	Rapidly develop and commercialize new products that provide higher yields, and therefore, provide a greater buffer for poor growing conditions or execution; and

•	Maintain our competitive position.

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Market Opportunity

Our dedicated energy crops provide an attractive combination of high yield density, high net energy balances, low input requirements, the ability to grow on marginal land and, as a dedicated source of feedstock, the potential to be tailored for specific production and refining processes. As a result, we believe that dedicated energy crops will become a critical component for the growth of the biofuel, bio-based chemicals and biopower markets.

Brazil. Our largest immediate commercial opportunity is the Brazilian ethanol market, which currently uses sugarcane as its predominant feedstock. Due to the inherent limitations of sugarcane physiology and growth patterns, Brazilian mill operators typically obtain sugarcane that makes mill operation economically feasible approximately 200 days per year, based on a report issued by the Brazilian Ministry of Agriculture’s crop forecasting agency, Companhia Nacional de Abastecimento (Conab), dated May 2012. We believe that mill operators are seeking alternatives that will allow them to increase production utilization of their existing mills beyond their current operating schedule in order to maximize their market opportunity. Moreover, the current crush capacity in Brazil will need to increase to meet expected domestic demand. The Brazilian government’s energy research institute, Empresa de Pesquisa Energética, projects that ethanol demand will approximately double by 2022.

In Brazil, our sorghum products also can be used to generate electricity. Ethanol mills typically combust sugarcane bagasse, the leftover biomass from ethanol production, to generate onsite power. For mills connected to the grid, excess electricity production provides an additional source of revenue. Based on field and industrial evaluations with mills and other industrial companies, we believe that sorghum has a number of favorable attributes as a biopower feedstock and can be utilized as a supplementary source of biomass, especially during the offseason or periods of sugarcane bagasse shortages.

Cellulosic Biofuels and Bio-Based Chemicals. We expect petroleum consumption will be supplemented by products made from the conversion of non-food biomass into biofuels and bio-based chemicals. According to a 2011 report published by International Energy Agency, or IEA, biofuel production could reach approximately 112 billion gallons per year by 2030, up from 26 billion gallons in 2010. To meet these targets, the IEA believes feedstock production would need to increase to 150 million acres in 2030, up from 75 million acres in 2010. We believe quadrupling the volume of biofuels while only doubling the feedstock production acres will require higher yielding second-generation feedstocks.

Biopower in Other Geographies. Our dedicated energy crops can be used to generate electricity in existing solid-fuel power facilities, such as coal-fired generating plants. In the U.S., Europe and other geographies, the conversion of biomass to power has traditionally been fueled by bio-based waste products and residues from the paper and timber industries. We believe this practice has limited the size, location, efficiency and scale of biomass power generation because power producers cannot reliably secure long-term supplies of consistent quality feedstock. Based on feedback from partners and industry participants, we believe that our products can be cost competitive with existing biopower feedstocks and, assuming that our products meet various biomass quality specifications, can be used by existing utilities and power producers.

Food and Feed Crops. Approximately 420 million acres of biotechnology crops were planted globally in 2012, according to a March 2013 report published by the International Service for the Acquisition of Agri-Biotech Applications. The global market value of biotechnology crop seeds was approximately $15 billion, as reported in the same report. As people in many countries become more affluent, they tend to consume more of their dietary protein in the form of meat and dairy products, driving the demand for animal feed grains higher. Therefore, greater production of food, feed, fiber and fuel will require higher crop productivity levels among all crops over time. In order to continue the productivity gains made in many crops over the past 75 years, and to do so in a more sustainable manner, we believe that advanced breeding methods, and biotech traits, in particular, will be required to produce higher performance crops that make more productive use of cultivated land, as well as to develop more robust, stress-tolerant crops that can grow under more difficult conditions and on marginal land. Our belief is consistent with historical yield improvements achieved via plant breeding and the adoption of agricultural biotechnology.

Our Solutions

We believe that nearly all bioenergy and bio-based chemical applications will ultimately depend on high yielding, low-cost, low-carbon, scalable, reliable and sustainable sources of feedstock. We believe that our dedicated energy crops and traits have the potential to become the common denominator in a broad array of bio-based products, including ethanol, butanol, jet fuel, diesel-like molecules and gasoline-like molecules, as well as electric power and heat, and can enable the development of larger-scale processing facilities given the high yield density and conversion efficiency of dedicated energy crops.

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“Drop-In” Products

Our products are “drop-in” solutions because they can be planted, harvested and processed using existing agricultural equipment with little or no modification and are being developed to be “drop-in” for all conversion technologies using sugarcane or biomass feedstocks.

High Yield Density

Our dedicated energy crops are developed to produce high biomass or sugar yields per acre. For cellulosic biofuels, bio-based chemicals and biopower, energy grasses can yield significantly more dry tons per acre per year compared to agricultural residues and woody biomass. This maximizes the productivity of available land and shortens the collection radius for a conversion facility of a particular size.

Dedicated to Bioenergy and Bio-based Chemicals

Unlike many other bioenergy feedstocks, our dedicated energy crops are currently not intended for other uses and are typically grown exclusively to be harvested as part of the bioenergy and bio-chemical value chain, creating a stable supply that will appeal to owners of conversion technologies who have invested significant capital in their infrastructure and therefore require reliable and cost-effective feedstocks.

Suited to Marginal Land

Our dedicated energy crops can grow in a broad range of environments, including those not well-suited for most food crops. We are developing biotech traits for multiple crops that provide salt tolerance, drought tolerance and greater nitrogen use efficiency.

Scalable to Meet Demand

Our energy crops are highly scalable, allowing us to match our production with growing demand for our seeds on relatively short notice compared to sugarcane, which can take several years to scale up commercially.

Competitive Strengths

We believe that we possess a number of competitive strengths that position us to become a leading provider of dedicated energy crop seeds and traits, including:

Commercial Products Available Today

We currently have a number of commercially available seed products, including sweet sorghum, switchgrass and high biomass sorghum. Our sweet sorghum hybrids have been successfully planted, harvested and processed into ethanol and power in Brazil at commercial scale. We believe that the experience of using our products as a “drop-in” feedstock for the past three growing seasons, as well as new higher yielding hybrids in our product portfolio, will serve as the basis for expanded adoption of this product line as a feedstock for ethanol and power production in Brazil and other markets.

Attractive Business Model

Seed businesses traditionally incur significant research and development expenditures and have long product development time lines, but benefit from a combination of high gross margins, low capital expenditure requirements and intellectual property protection. We believe we can position our business to take advantage of low production costs relative to the high value of our products to our customers.

Innovative R&D Technology Platforms

In order to maintain the strong position we have established with our combined strengths in our proprietary collection of energy crop parental lines, known as germplasm, and field-validated traits, we use our research and development expertise to continually improve our product offerings. To develop higher performing varieties and traits, we use several advanced research and development methods, including biotechnology, marker-assisted breeding and genomics. We believe that our innovative integrated breeding and biotechnology approach allows us to efficiently identify traits, effectively introduce these traits into crops, and more quickly commercialize new and improved seeds and traits for the market. We have both biotech traits and non-biotech traits. Our biotech traits for high biomass yield, nitrogen use efficiency, drought tolerance and altered flower development, among others, have been successfully evaluated in the field; however, they are still at least four years away from commercialization.

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Extensive Proprietary Portfolios of Germplasm and Traits

While many companies have developed portfolios of germplasm or traits, we believe we are one of the only companies focused on dedicated energy crops that has large portfolios of both field-validated traits and germplasm, which includes thousands of specimens and breeding lines, as well as multiple pools of regionally adapted germplasm spanning northern temperate to tropical climates. We have also identified to date numerous genes and their relatives from different species that significantly enhance agriculturally relevant traits. Having both germplasm and field-validated trait portfolios allows us to leverage the synergies created by combining the two and facilitates innovation in a way that would not be possible with germplasm or traits alone.

Management Team with Significant Industry Experience

Our Chairman, Walter De Logi, is one of the founders of Ceres. Dr. De Logi and Richard Hamilton, our Chief Executive Officer, have been with Ceres for 17 and 15 years, respectively, and have extensive experience in the field of agricultural biotechnology. Our experienced management team possesses a deep understanding of a variety of agricultural, chemical and industrial biotechnology businesses, including the seed industry, as well as our regional markets of Brazil, the United States and Europe.

Our Strategy

Our objective is to be the leading provider of dedicated energy crop seeds and traits to the renewable energy industry, including first-generation biofuels, such as ethanol, as well as cellulosic biofuels, biopower and bio-based chemicals. We also plan to pursue other opportunities to leverage our traits and genetic technology platforms. Key elements of our business strategy include:

Expand Our Presence in Brazil

Brazil represents our largest immediate commercial opportunity and we have prioritized both product development and commercial resources for this market. For the 2013-2014 sweet sorghum growing season, we have prioritized evaluations with leading mill groups and innovators. We also intend to expand our product development network with ethanol mills and other industry participants interested in, among other objectives, gaining experience with sorghum, determining yield potential and identifying specific products for their growing conditions.

Collaborate with Leading Companies to Develop the Market for Cellulosic Biofuels

We plan to play a significant role in the second-generation biofuels and bio-based chemicals market, which is developing more slowly than the industry originally anticipated, but that we believe will represent a significant opportunity. We are continuing to adjust the pace and nature of our research activities with these extended timelines in mind. As the industry develops, we intend to collaborate with leading cellulosic biorefining companies, technology providers and project developers to analyze feedstock supply plans and to produce optimized feedstocks that are tailored to meet the specifications of existing and new refining technologies.

Expand Our Business into New Markets

We intend to market our Blade Energy Crops brand as a symbol of quality, innovation and value across multiple biofuel, bio-based chemicals and biopower markets in a broad range of climates and geographies. We intend to use our large portfolios of field-validated traits and germplasm, combined with our advanced technology platforms, to develop products for a wide variety of niches and seize upon future market opportunities.

Build New Relationships and Enhance Established Collaborations in the Global Biopower Market

We believe that our switchgrass, high biomass sorghum and miscanthus crops can be used in power generation generally, and in particular, for co-firing with coal using the existing power generation infrastructure. To date, we have engaged in field trials of our energy crops with utility companies and independent power producers. We intend to cultivate collaborations with new parties, particularly those in Europe where we believe the market opportunity for biopower is more established today and the market need is more immediate in light of existing government regulations.

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Continue Innovation and New Product Development

We are continuing to develop innovative solutions using a broad range of technological tools, including genomics, biotechnology and proprietary bioinformatics in order to produce crop varieties with improved yields and other performance characteristics. For example, we have identified traits that will help optimize results for growers located in geographies with varying day lengths, rainfall, temperatures and soil composition (e.g., salt, aluminum and nitrogen).

Pursue Additional Outlets for Our Technology and Genes

We intend to pursue additional outlets for our genetic technology and genes, including out-licensing opportunities with existing seed industry participants. For example, we believe other crops, such as corn, rice and soybean, can benefit from many of the traits and genetic technologies we are developing for dedicated energy crops, such as traits that provide drought tolerance. We have also generated many biotech traits specifically for cereal crops such as rice that increase grain yields and provide greater yield stability across environments.

Continue to Build Our Intellectual Property Portfolio

We believe we have established a strong intellectual property position in plant genes, traits and energy crop germplasm, based on the nature, size and filing dates of our patent portfolio and Plant Variety Protection certificates. We believe we are one of the few companies focused on dedicated energy crops that have this combination of intellectual property assets. We use our integrated technology platforms to continually improve our products and develop innovations that will further strengthen our intellectual property position. As of January 15, 2014, we owned or had exclusive licensed rights to approximately 90 issued patents and approximately 110 pending patent applications in the United States and in various foreign jurisdictions.

Summary of Risk Factors

Our business is subject to a number of risks and uncertainties that you should understand before making an investment decision. These risks are discussed more fully in the section entitled “Risk Factors” following this prospectus summary. These risks include, but are not limited to, the following:

•	We have a history of net losses; we expect to continue to incur net losses and we may not achieve or maintain profitability.

•	Our products are in the early stages of commercialization and we have generated minimal sales from our products.

•	Our largest immediate commercial opportunity is the Brazilian ethanol market, where we only completed a few seasons of evaluations and commercial-scale production of our sorghum products.

•	The markets for some of our dedicated energy crops are not well established and may take years to develop or may never develop and our growth depends on customer adoption of our dedicated energy crops.

•	Our crops are new and most growers will require substantial instruction to successfully establish, grow and harvest crops grown from our seeds.

•	Methodologies and assumptions for calculating ethanol yields per hectare, a key performance metric among our mill customers in Brazil, are not standardized and therefore subject to greater variation and interpretation than results from a controlled environment.

•	Our largest immediate commercial opportunity is the Brazilian ethanol market and we only recently completed our first commercial-scale plantings of our sweet sorghum products in Brazil.

•	Our biotech products are not yet available for commercial use.

•	The pricing for our products, including our sweet sorghum products, for the Brazilian market may be negatively affected by factors outside our control.

•	Our business will be adversely affected if the field trials being conducted by our collaborators or potential customers fail to perform as expected.

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•	Environmental factors, including weather, moisture, and pest infestations, may negatively affect the crops grown from our seeds or our seed inventories.

•	Our seed business is highly seasonal and subject to weather conditions and other factors beyond our control, which may cause our sales and operating results to fluctuate significantly.

•	The cropland made available by our customers for sorghum production may be limited by the relative attractiveness of producing other crops.

•	We face significant competition in all areas of our business, and if we do not compete effectively, our business will be harmed.

•	The biofuel and biopower industries are highly dependent upon government subsidies and economic incentives, and any changes in such subsidies or incentives could materially and adversely affect the growth of the industry and our ability to sell dedicated energy crops.

•	Any restructuring actions and cost reduction measures that we undertake may not deliver the expected results and these actions may adversely affect our business.

•	Our inability to adequately protect our proprietary technologies and products could harm our competitive position.

•	Litigation or other proceedings or third party claims of infringement could require us to spend time and money and could severely disrupt our business.

•	We may require additional financing in the future and may not be able to obtain such financing on favorable terms, if at all, which could force us to delay, reduce or eliminate our research and development activities.

Corporate Information

We were incorporated in the State of Delaware in March 1996 under the name Ceres, Inc. Our corporate headquarters are located at 1535 Rancho Conejo Boulevard, Thousand Oaks, California 91320, and our telephone number is +1 (805) 376-6500. Our website address is www.ceres.net. The information contained on our website or that can be accessed through our website is not part of this prospectus, and investors should not rely on any such information in deciding whether to purchase our common stock.

Our logos, “Ceres®”, “The Energy Crop Company®”, “Blade Energy Crops®”, “Blade®” and “Skyscraper®” and other trademarks or service marks of Ceres, Inc. appearing or incorporated by reference in this prospectus are the property of Ceres, Inc. This prospectus and the documents incorporated by reference herein contain additional trade names, trademarks and service marks of other companies. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply relationships with, or endorsement or sponsorship of us by, these other companies.

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THE OFFERING

Common stock offered	shares.

Common stock to be outstanding after this offering	shares, or shares if the underwriters exercise their option to purchase additional shares in full.

Use of proceeds	We expect to receive net proceeds from this offering of approximately $ million after deducting the underwriting discounts and commissions and estimated offering expenses. We intend to use the net proceeds from this offering for general corporate purposes, including working capital. See “Use of Proceeds”.

Nasdaq Global Market trading symbol	“CERE”

Risk Factors	See “Risk Factors” on page 12 of this prospectus to read about factors you should consider before buying shares of our common stock.

The number of shares of common stock that will be outstanding after this offering is based on 25,224,269 shares outstanding as of November 30, 2013, and excludes:

•	3,378,818 shares of common stock issuable upon exercise of options to purchase our common stock outstanding as of November 30, 2013 at a weighted average exercise price of $6.18 per share;

•	2,082,045 shares of common stock issuable upon exercise of warrants to purchase our common stock outstanding as of November 30, 2013 at a weighted average exercise price of $20.34 per share; and

•	41,603 shares of common stock reserved as of November 30, 2013 for future issuance under our 2010 Stock Option/Stock Issuance Plan;

•	1,023,937 shares of common stock reserved as of November 30, 2013 for future issuance under our Amended and Restated 2011 Equity Incentive Plan; and

•	shares of common stock underlying the warrants that may be issued to the Representative in connection with this offering. See “Underwriting – Representative’s Warrants.”

Except as otherwise indicated, all information in this prospectus assumes no exercise by the underwriters of their right to purchase up to an additional shares of common stock at the public offering price less the underwriting discounts and commissions.

9

SUMMARY CONSOLIDATED FINANCIAL DATA

The summary data presented below for each of the years in the three-year period ended August 31, 2013, are derived from the consolidated financial statements of Ceres, Inc. and subsidiaries, which financial statements have been audited by KPMG LLP, an independent registered public accounting firm. The consolidated financial statements as of August 31, 2013 and 2012, and for each of the years in the three-year period ended August 31, 2013, and the report thereon, are included elsewhere in this prospectus. The summary consolidated financial data for the three months ended November 30, 2012 and 2013 and as of November 30, 2013 has been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements and include, in the opinion of management, all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of such consolidated financial data. You should read the summary of our consolidated financial data set forth below together with the more detailed information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended August 31, 2013 and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	Year Ended				Three Months Ended
	August 31,				November 30,
	2011	2012	2013		2012	2013
					(Unaudited)
	(In thousands, except share and per share data)
Consolidated Statement of Operations
Revenues
Product sales	$116	$432		$462	$14		$20
Collaborative research and government grants	6,500	4,939		4,781	1,952		743
Total revenue	6,616	5,371		5,243	1,966		763
Cost and operating expenses
Cost of product sales	2,492	2,384		6,245	700		1,309
Research and development	19,014	19,155		16,401	4,343		4,414
Selling, general and administrative	10,008	12,634		15,187	3,844		3,260
Total cost and operating expenses	31,514	34,173		37,833	8,887		8,983
Loss from operations	(24,898)	(28,802)		(32,590)	(6,921)		(8,220)
Interest expense	(456)	(560)		(46)	(1)		-
Interest income	7	39		126	29		16
Other income (expense)	(11,020)	(84)		-	-		-
Loss before income taxes	(36,367)	(29,407)		(32,510)	(6,893)		(8,204)
Income tax benefit (expense)	31	(3)		(1)	(1)		(1)
Net loss	$(36,336)	$(29,410)		$(32,511)	$(6,894)		$(8,205)
Basic and diluted net loss per share (1)	$(18.34)	$(2.18)		$(1.31)	$(0.28)		$(0.33)
Weighted average outstanding common shares used for net loss per share attributable to common stockholders:
Basic and diluted(1)	1,981,627	13,488,336		24,796,030	24,693,303		25,106,690
Pro forma net loss per share:
Basic and diluted			$			$
Weighted average outstanding common shares used in computing pro forma net loss per share:
Basic and diluted

10

(1)      The basic and diluted loss per share are computed by dividing the net loss by the weighted average number of common shares outstanding during the period. As we have losses in all periods presented, all potentially dilutive common shares comprising of stock options, warrants, convertible notes and convertible preferred stock are anti-dilutive. Our consolidated balance sheet data as of November 30, 2013 is presented:

•	on an actual basis;

•	on a pro forma basis to give effect to the sale of shares of common stock by us in this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	As of November 30, 2013
	Actual	Pro Forma
	(In thousands)
	(Unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$7,314	$
Marketable securities	$17,127
Total assets	30,944
Total indebtedness (including short-term indebtedness)	195
Total stockholders’ equity	25,836

11

RISK FACTORS

You should carefully consider the risks and uncertainties set forth below and in “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended August 31, 2013, together with all of the other information set forth in this prospectus and in the documents incorporated by reference herein. If any of these risks actually occur, our business, financial condition, results of operations and future prospects could be materially and adversely affected.

Risks Related to Our Business

We have a history of net losses; we expect to continue to incur net losses and we may not achieve or maintain profitability.

With the exception of the fiscal years ended December 31, 2003, 2005 and 2006, we have incurred net losses each fiscal year since our inception. As of November 30, 2013, we had an accumulated deficit of $282.8 million. We expect to incur additional losses for at least the next several years as we continue to invest in our research and development programs, develop new products and move forward with our commercialization activities. The extent of our future net losses will depend, in part, on our product sales growth and revenue from collaborations and government grants, and on the level of our operating expenses. To date, substantially all of our revenue has been derived from collaboration agreements and government grants, and we have had very limited revenue from seed sales. Over the next several years, we expect our revenue will shift from being derived primarily from collaborations and government grants to product sales. However, due in part to the variability of the yields achieved in the 2012-2013 season in Brazil and the slower than expected development of the market for cellulosic biofuels and biopower, we expect product sales to grow more modestly than originally anticipated. We believe it will require at least two growing seasons, including the one currently underway, to achieve the yield ranges required for broad adoption of our seed products in Brazil. Our ability to generate future revenue will depend upon our ability to meet our obligations under our collaborations and government grants, to enter into new collaborations or out-licensing agreements and to successfully commercialize our products. The market for seeds for dedicated energy crops is relatively new and still developing and our success in generating revenue from product sales depends in large part on the success of our sweet sorghum products in Brazil and in the future on the adoption of other dedicated energy crops as a biomass feedstock. Even if we do achieve profitability, we may not be able to sustain or increase our profitability on a quarterly or annual basis.

Our products are in the early stages of commercialization and we have generated minimal sales from our products.

Our existing products are in the early stages of commercialization and our efforts to commercialize our products may not be successful. Our product sales for the years ended August 31, 2012 and August 31, 2013 were minimal and were derived mainly from sales to third parties that were evaluating our products. We began selling seeds in the Brazilian market in November 2011 and in the U.S. in 2009. As of November 30, 2013, we have sold approximately $1.5 million of our commercial products in the aggregate. If we are not able to bring our existing products or new products with significant commercial potential to market in a timely manner, we will not be successful in building a sustainable or profitable business.

Our largest immediate commercial opportunity is the Brazilian ethanol market, where we have only completed a few seasons of evaluations and commercial-scale production of our sorghum products.

Since 2010, we have completed various commercial-scale evaluations of our sorghum products in Brazil with ethanol mills and mill suppliers. During this time, various plantings suffered from reduced yields due wholly or in part to weather, soil conditions, planting and harvest timing, product adaptation, failure to follow our crop management recommendations or other causes. To the extent that the results of these plantings wholly or in part do not meet our collaborators’ expectations, we may experience a significant delay in commercializing our sorghum products in Brazil. Moreover, lower than expected yields could discourage the mill owners that planted our seeds from planting our seeds again, at similar or greater scale, and discourage other mill owners from trying our sorghum products. For example, total plantings of our sorghum products cover approximately 1,000 hectares for the 2013-2014 sorghum growing season and covered approximately 3,000 hectares for the previous season, both of which are less than we originally anticipated. The future success of our sorghum products in Brazil will depend on mill owners’ ability or willingness to devote proper resources, including land, to our products and the timing of planting and harvesting of our sorghum products. To the extent that our sorghum products do not result in expected yields, we may have difficulty convincing sugarcane-to-ethanol mill owners to purchase or trial our current and future sweet sorghum products.

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The markets for our dedicated energy crops are not well established and may take years to develop or may never develop and our growth depends on customer adoption of our dedicated energy crops.

We sell proprietary seeds to produce dedicated energy crops for the renewable energy market, which is not well established and is evolving. Although our sweet sorghum products are targeted for use as a feedstock to produce ethanol, ethanol has historically been produced from corn in the United States and sugarcane in Brazil and we will need to continue to demonstrate on a commercial scale that sweet sorghum can reliably be used as a cost-efficient feedstock for ethanol production. To date, we have demonstrated on a limited scale that our products can achieve economically attractive yields within their area of adaptation, provided that our crop management protocols are followed and plantings receive adequate rainfall; however, further optimizations and additional hybrids will be needed to consistently achieve economically attractive yields across wide-area plantings. Based on industry feedback, we believe that minimum average yields in the range of 2,500 to 3,000 liters of ethanol per hectare will be necessary to achieve broad adoption. We believe that at least two more growing seasons, including the one currently underway, will be required to fully demonstrate this yield range. Cellulosic biofuels have been produced on a limited scale from woody biomass, such as wood chips, or agricultural residues, and we will need to demonstrate on a commercial scale that biomass grown from our seed products, including switchgrass and high biomass sorghum, can be used as cost-efficient feedstock for the production of biofuels, biopower and other bio-based products.

Currently the market for dedicated energy crops is not well established, primarily because of the lack of infrastructure to support the development of this market, including the lack of commercial-scale production facilities capable of converting cellulosic feedstocks, referred to as cellulosic biorefineries. Existing first-generation ethanol biorefineries are not capable of using cellulosic feedstocks to produce ethanol. The development of this industry is also dependent, in large part, upon the efforts of many companies to improve conversion technologies which will play a significant role in enabling more cost-effective means of converting biomass into energy. A delay in the construction of cellulosic biorefineries or a failure to meaningfully improve conversion technologies could curtail one of our most significant market opportunities. Even if cellulosic biorefineries are established in the future, they may elect to use agricultural residues, waste material or woody biomass as feedstocks rather than dedicated energy crops, resulting in the lack of a robust market for our products.

Traditionally the market for biopower, which is the generation of electric power from combusting biomass, has been fueled mainly by bio-based waste products from the paper and timber industries. We believe that expansion of this market will be driven by governmental policies such as additional state and new federal mandates that require a certain percentage or absolute amount of electricity be generated from renewable sources by specified dates or production tax credits for co-firing biomass. We cannot predict the effect that existing legislation or the lack of legislation will have on the development of the biopower market in the United States or the European Union. To the extent that the market does not develop or biopower producers elect to continue to rely on bio-based waste products from the paper and timber industries, rather than dedicated energy crops, our market opportunity will be limited.

Our crops are new and most growers will require substantial instruction to successfully establish, grow and harvest crops grown from our seeds.

As part of our product development activities and customer support, we provide agricultural producers and biomass procurers with information and protocols regarding the establishment, management, harvest, transportation and storage of our energy crops for use in bioenergy. In addition to seed selections, such crop management recommendations may include equipment selection, planting and harvest timing, application of crop protection chemicals or herbicides and storage systems. However, during the last two growing seasons in Brazil, variability in yield was due in part to deviations from our recommended crop management practices. As a result, in certain cases, we participated directly in, and have incurred certain unreimbursed costs for, seed, crop production and agronomy services in Brazil. We continue to provide this support in the 2013-2014 growing season in Brazil. While some of our crops, such as sorghum and switchgrass, have been grown for other uses, the crop management practices required for energy crop production are still new and are evolving. Our general or specific protocols may not apply to all circumstances, may not be sufficient, or may be incorrect, leading to reduced yields, crop failures or other production problems or losses by our customers or collaborators. Such failures may harm our customer or collaborator relationships, our reputation and our ability to successfully market our products, and may lead to liability claims against us. Further, the use of our seeds may require a change in current planting, rotation or agronomic practices.

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Methodologies and assumptions for calculating ethanol yields per hectare, a key performance metric among our mill customers in Brazil, are not standardized and therefore subject to greater variation and interpretation than results from a controlled environment.

Mills use a variety of measurements and a complex formula to determine ethanol yields per hectare, which we believe is a key metric in determining the profitability of sweet sorghum and its relative attractiveness to other competing opportunities. When calculating ethanol yield per hectare, mills consider the number of metric tons of sweet sorghum biomass per hectare and the amount of fermentable sugars per metric ton to determine the volumes of ethanol that can be produced. Methodologies and assumptions used in these calculations can vary, and are therefore subject to greater variability than a controlled environment. In addition, methodologies and assumptions commonly utilized in sugarcane-to-ethanol production have been shown to underestimate actual ethanol yields from sweet sorghum. Should mills rely upon methodologies and assumptions that underreport actual ethanol yields per hectare, our products may be disadvantaged, and we may have difficulty convincing mills or their suppliers to purchase or trial our current and future sorghum products.

Our sales incentive and promotional programs for the 2013-2014 season in Brazil may result in costs in excess of our seed sales revenue.

For the 2013-2014 sorghum growing season in Brazil, we offered leading mill groups the opportunity to participate in sales incentive and promotional programs. In connection with certain of these programs, we could incur costs representing a portion of some customers’ production costs. While we believe that this program will facilitate the adoption of our products in Brazil, and our own experimental results lead us to believe that our new generation of hybrids will meet or exceed our performance targets, we have limited experience with the performance of these products at a large scale as well as what level of yield shortfalls to expect across wide area plantings, which are subject to the vagaries of weather and the environment. During the previous 2012-2013 season in Brazil, crop management services performed under our promotional programs totaled $1.7 million, which was greater than our product sales in Brazil. An additional net loss in revenue from Brazil seed sales could cause the perception that our commercial plantings were unsuccessful, and adversely affect our ability to sell seed of our sweet sorghum products in following seasons. Moreover, customers may insist that we repeat these sales incentive and promotional programs in future seasons, exposing us to ongoing costs.

Our biotech products are not yet available for commercial use.

Our business strategy going forward includes the introduction of crops with genetically engineered, or biotech, traits. The commercial development of biotech traits in commercial crops is a multi-year process. Following transformation, when the selected gene is inserted in a target crop, the resulting plants are evaluated in the greenhouse for one to two years, and then in the field to confirm results for two to four years. Following field trials, specific gene-trait combinations are typically selected and, if required, submitted for regulatory approval, or deregulation, which has historically been a multi-year process in the United States and Brazil. Assuming these averages, we believe that we could introduce our first regulated biotech trait or traits to the market in 2018 at the earliest. By contrast, our existing sweet sorghum, switchgrass and high biomass sorghum products have all been created through the use of conventional and marker-assisted breeding. As a result, even if these products are successfully sold and adopted by customers, they do not necessarily demonstrate our ability to successfully develop, market and sell biotechnology products. If we are not able to bring our existing products or new products with significant commercial potential to market in a timely manner, we will not be successful in building a sustainable or profitable business.

The pricing for our products, including our sweet sorghum products for the Brazilian market, may be negatively affected by factors outside our control.

Our products are in the early stages of commercialization and there is no established market for them. We have based the pricing of our products on our assessment of the value that our products provide to the customer, rather than on the cost of production. We may include trait fees in our seed prices, but our potential customers may be unwilling to pay such fees. If our customers attribute a lower value to our products than we do, they may not be willing to pay the premium prices we expect to charge. Pricing levels may also be negatively affected if our products are unsuccessful in producing the yields we expect. In addition, if our competitors are able to develop competitive products and offer them at lower prices, we may be forced to lower our prices.

The customers we are targeting in Brazil are generally large mill owners with long operating histories in the sugarcane-to-ethanol market that will have significant leverage in negotiating commercial relationships with us. As a result, we do not know whether these pricing negotiations will result in adequate margins or accurately reflect our pricing strategies, which could have a material adverse effect on our results of operations.

Our business will be adversely affected if the field trials being conducted by our collaborators or potential customers fail to perform as expected.

We and our collaborators and potential customers are currently conducting field trials of our products in various geographies around the world. We have limited control over field trials that are conducted by third parties and are dependent on their ability to follow our suggested protocols. There are various reasons these trials may fail to succeed, including weather, disease or pests, planting our seeds too late in the growing seasons or the incorrect use of fertilizers, and we have in the past conducted trials that we believe failed to fully meet the expectations of our collaborators. Statements by our collaborators or potential customers about negative field trial experiences could harm our reputation and the decision by these parties not to proceed with large-scale trials or seed purchases based on negative results could harm our business, revenue and profitability.

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Environmental factors, including weather, moisture, and pest infestations, may negatively affect the crops grown from our seeds or our seed inventories.

The plants grown from our seeds are subject to the vagaries of the weather and the environment, either of which can reduce crop yields. Weather conditions and natural disasters, such as heavy rains, hurricanes, hail, floods, tornados, freezing conditions, drought, fire or other natural disasters, can affect the timing of planting or harvesting and the acreage planted, as well as yields. The effects of disease, pests, fungi, bacteria and insect infestations can also be unpredictable and devastating to crops, potentially rendering all or a substantial portion of the affected harvests unsuitable for use. In addition, our crops and harvests may be adversely affected by climate change resulting from global warming, including changes in precipitation patterns and the increased frequency of extreme weather events. Each of these weather and environmental factors affects geographic regions differently. Should these or other environmental factors adversely affect the crops grown from our products, growers may be unable or unwilling to purchase our seeds or they may choose to purchase other seeds deemed better adapted to the particular climatic or environmental conditions they are facing. For example, South-Central Brazil experienced a significant drought during the 2011-2012 growing season, which resulted in reduced yields and increased variability in the performance of our sweet sorghum products. This experience adversely affected the demand for our seeds.

The quality of our seed inventory could deteriorate due to a variety of factors, including the passage of time, temperature variations, moisture, insects, fungi, bacteria, disease or pests. If the quality of our seed inventory were to deteriorate below an acceptable level, the value of our seed inventory would decrease significantly and we might not be able to meet product demand. Should a substantial portion of our seed inventory be damaged by moisture, insects, fungi, bacteria, disease or pests, our business and financial condition could be materially and adversely harmed.

Our seed business is highly seasonal and subject to weather conditions and other factors beyond our control, which may cause our sales and operating results to fluctuate significantly.

The sale of seeds is dependent upon planting and growing seasons, which vary from year to year, and are expected to result in both highly seasonal patterns and substantial fluctuations in quarterly sales and profitability. Our product sales for the years ended August 31, 2012 and August 31, 2013 were minimal and, accordingly, we have not yet experienced the full nature or extent to which our business may be seasonal. We expect that sales of our seeds in Brazil will typically be higher in our first and second fiscal quarters, due to the timing of the planting decisions made by our customers. As we increase our sales in our current markets, and as we expand into new markets in different geographies, it is possible that we may experience different seasonality patterns in our business. Weather conditions and natural disasters, such as heavy rains, hurricanes, hail, floods, tornadoes, freezing conditions, drought or fire, also affect decisions by our customers about the types and amounts of seeds to plant and the timing of harvesting and planting such seeds. Disruptions that cause delays by our customers in harvesting or planting can result in the movement of orders to a future quarter, which would negatively affect the quarter and cause fluctuations in our operating results.

A decline in the price of petroleum-based products may reduce the demand for many of our products and adversely affect our business.

We believe that some of the projected demand for renewable alternatives to fossil fuels is a result of the high cost of oil and petroleum. We anticipate that most of our product sales will be driven by the demand for alternatives to petroleum-based products. If the price of oil falls, and periods of lower oil prices are sustained, demand for biofuels or other bio-based products could also decline. Declining oil prices, or forecasts of a future decline in oil prices, may adversely affect the prices for renewable energy products and the prices we can obtain from our potential customers or cause potential customers to not buy our products, which could materially and adversely affect our operating results. We believe that our market opportunity to sell sweet sorghum seeds in Brazil is based, at least in part, on the shortages Brazil has encountered in producing sufficient quantities of sugarcane-based ethanol to satisfy local demand. We cannot predict whether these shortages will be sustained or whether the Brazilian market will experience periods of ethanol shortages in the future.

15

A significant increase in the price of sugar relative to the price of ethanol may reduce demand for our sweet sorghum and may otherwise adversely affect our business.

We are marketing our sweet sorghum varieties in Brazil as a “drop-in” feedstock to complement existing feedstock supplies and extend the operating season of Brazilian sugarcane-to-ethanol mills, the operating days of which are currently limited due to the inherent limitations of sugarcane physiology and growth patterns. For example, our proprietary varieties of sweet sorghum can typically be harvested from February to May while sugarcane, which is grown year-round, is typically harvested from April to December, depending on weather and market conditions. In addition, we may market our sweet sorghum seeds for planting on marginal land which would not otherwise be well suited for sugarcane. However, if the price of sugar, which is produced from sugarcane and which cannot be produced from sweet sorghum alone today, rises significantly relative to the price of ethanol, it may become more profitable for ethanol mill operators to grow sugarcane even in adverse conditions, such as through the expansion of sugarcane fields to marginal land or the extension of the sugarcane harvesting season. During sustained periods of significantly higher sugar prices, demand for our seeds may decrease, which could materially and adversely affect our operating results.

The cropland made available by our customers for sorghum production may be limited by the relative attractiveness of producing other crops.

The decision to devote land and resources to a particular crop is dependent on many factors, some of which are outside of our control. To the extent that mill owners and growers select other potentially more profitable crops over our products, the cropland available for our products within a given geography and the overall size of our market opportunity may be limited. For example, increases in the price of certain commodities, such as soybean and corn, may encourage growers to dedicate more land to these crops instead of sweet sorghum. Moreover, while our sorghum products are intended to be produced as a complementary crop to sugarcane production, certain sugarcane cropping systems in Brazil could limit the land available for sorghum. For example, mill owners and growers may endeavor to maximize sugar yields by growing sugarcane for approximately 18 months rather than the more typical 12 to 15 months. Such plantings would typically occur at the same time as our sorghum plantings, and depending on the relative costs and expected yields of each crop, could limit the number of hectares that mill owners and growers plant with our products.

Our failure to accurately forecast demand for our seeds could result in an unexpected shortfall or surplus that could negatively affect our results of operations or our brand.

Because of the length of time it takes to produce commercial quantities of seeds, we must make seed production decisions well in advance of product bookings. For example, we must determine our expected demand for our sweet sorghum varieties approximately six months in advance of delivery, on average, while growers or mill operators make seed purchase decisions sometimes as late as 30 days in advance of planting. Our ability to accurately forecast demand can be adversely affected by a number of factors outside of our control, including changes in market conditions, environmental factors, such as pests and diseases, and adverse weather conditions. A shortfall in the supply of our products may reduce product sales revenue, damage our reputation in the market and adversely affect customer relationships. Any surplus in the amount of seed we have on hand, may negatively impact cash flows, reduce the quality of our inventory and ultimately result in write-offs of inventory. For example, during fiscal year ended August 31, 2013, we recorded expenses of $2.2 million for obsolete seed inventory relating to our sweet sorghum products. Any failure on our part to produce sufficient inventory or overproduction of a particular product could harm our business, results of operations and financial condition. Additionally, our customers may generally cancel an order or request a decrease in quantity at any time prior to delivery of the seed, which may lead to a surplus of our products. Even after delivery, a customer may occasionally return our seeds.

The performance of our sweet sorghum products in Brazil may be adversely affected by delays to the start of the Brazilian ethanol production season.

Once a mill begins to crush sugarcane or other feedstock, it generally seeks a continuous supply of the feedstock to run its mill without interruption until the feedstock is depleted. Should the sugarcane harvest season be delayed due to weather or other factors, a mill may choose to delay the harvest of sweet sorghum to avoid the downtime caused by a supply gap between a season-extending crop like sweet sorghum and sugarcane, which occurred during the 2011-2012 and 2012-2013 seasons. Since our sweet sorghum grows quickly and maintains its peak sugars for one to two weeks, depending on growing conditions, delays in harvesting beyond this time period may result in lower sugar volumes per hectare as well as other potential production issues as mature plants begin to decline and may lodge, a condition where the stems bend or break. Such issues could impact growers’ perception of the quality or usefulness of our products and, as a result, their willingness to purchase these products from us in the future.

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Our product development efforts use complex integrated technology platforms and require substantial time and resources to develop and our efforts may not be successful or the rate of product improvement may be slower than expected.

The development of successful agricultural products using complex technology discovery platforms such as ours requires significant levels of investment in research and development, including field testing, to demonstrate their effectiveness and can take several years or more. For the fiscal year ended August 31, 2013, we spent $16.4 million on research and development. We intend to continue to spend significant amounts on research and development in the future to continue to improve the performance of our products. Our substantial investment in research and development may not result in significant product revenues, particularly over the next several years. To date, companies have developed and commercialized relatively few dedicated energy crops, and no dedicated energy crops with biotech traits.

Development of new or improved agricultural products involves risks of failure inherent in the development of products based on innovative and complex technologies. These risks include the possibility that:

•	our products will fail to perform as expected in the field;

•	our products will not receive necessary regulatory permits and governmental clearances in the markets in which we intend to sell them;

•	our products will be viewed as too expensive by our potential customers compared to competitive products;

•	our products will be difficult to produce on a large scale or will not be economical to grow;

•	proprietary rights of third parties will prevent us, our collaborators, or our licensees from marketing our products; and

•	third parties may develop superior or equivalent products.

Loss of or damage to our germplasm collection would significantly slow our product development efforts.

We have access to comprehensive collections of germplasm for sweet sorghum, high biomass sorghum, switchgrass and miscanthus through strategic collaborations with leading institutions. Germplasm comprises collections of genetic resources covering the diversity of a crop, the attributes of which are inherited from generation to generation. Germplasm is a key strategic asset since it forms the basis of plant breeding programs. To the extent that we lose access to these germplasm collections because of the termination or breach of our collaboration agreements, our product development capabilities would be severely limited. In addition, loss of or damage to these germplasm collections would significantly impair our research and development activities. Although we restrict access to our germplasm at our research facilities to protect this valuable resource, we cannot guarantee that our efforts to protect our germplasm collection will be successful. The destruction or theft of a significant portion of our germplasm collection would adversely affect our business and results of operations.

The successful commercialization of our products depends on our ability to produce high-quality seeds cost-effectively on a large scale.

The production of commercial-scale quantities of seeds requires the multiplication of the seeds through a succession of plantings and seed harvests, and if the product is a hybrid, it must be produced from parental lines, which are mated under controlled conditions. The cost-effective production of high-quality high-volume quantities of some of our products depends on our ability to scale our production processes to produce seeds in sufficient quantity to meet demand. We cannot assure you that our existing or future seed production techniques will enable us to meet our large-scale production goals cost-effectively for the products in our pipeline. Even if we are successful in developing ways to increase seed yields and enhance seed quality, we may not be able to do so cost-effectively or on a timely basis, which could adversely affect our ability to achieve profitability. If we are unable to maintain or enhance the quality of our seeds as we increase our production capacity, including through the expected use of third parties, we may experience reductions in customer demand, higher costs and increased inventory write-offs.

We depend, in part, on third parties to produce our seeds.

We produce commercial seed either on leased land managed by us or with contract seed producers. Our primary production sites are located in the United States and Brazil. We also multiply seeds in other countries in North and South America. In order to meet increased demand for our seeds, we will need to enter into additional land leases or arrangements with contract seed producers. If we need to engage contract seed producers, we may not be able to identify suitable producers in a specific region and if we do, we do not know whether they will have available capacity when we need their production services, that they will be willing to dedicate a portion of their production capacity to our products or that we will be able to enter into an agreement with them on acceptable terms. If any contract seed producer that we engage fails to perform its obligations as expected or breaches or terminates their agreements with us, or if we are unable to secure the services of such third parties when and as needed, we may lose opportunities to generate revenue from product sales.

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We are at the beginning stages of developing our Blade brand and we have limited experience in marketing and selling our products and will need to expand our sales and marketing infrastructure.

We are in the beginning phases of building brand awareness for our dedicated energy crops. To date, we have had limited experience selling our products. We currently have limited resources to market and sell our products on a commercial-scale across various geographic regions. As of January 15, 2014, our sales and marketing and business development departments together had five full-time employees. Developing our sales and marketing infrastructure and gaining the necessary expertise will require that we hire additional sales and marketing personnel, which could take longer than we expect and may require significant resources. We may be unable to grow our sales and marketing or business development infrastructure to adequately cover the geographic regions where we see the most opportunity, which could slow the adoption of our products and the growth of product revenue.

We face significant competition in all areas of our business, and if we do not compete effectively, our business will be harmed.

The renewable energy industry is rapidly evolving and new competitors with competing technologies are regularly entering the market. We believe the primary competitive factors in the energy crop seed industry are yield, performance, scale, price, reliable supply and sustainability. We expect to face competitors on multiple fronts. First, we expect to compete with other providers of seed and vegetative propagation materials in the market for sweet sorghum, high biomass sorghum, switchgrass and miscanthus. While the competitive landscape in these crops is limited at this time, we anticipate that as our products gain market acceptance, other competitors will be attracted to this opportunity and produce their own seed varieties. Second, we believe that new as yet unannounced crops will be introduced into the renewable energy market and that existing energy crops will attempt to gain even greater market share. Existing crops, such as corn, sugarcane and oil palm trees, currently dominate the biofuels market. As new products enter the market, our products may become obsolete or our competitors’ products may be more effective, or more effectively marketed and sold, than our products. Changes in technology and customer preferences may result in short product life cycles. To remain competitive, we will need to develop new products and enhance and improve our existing products in a timely manner. Our failure to maintain our competitive position could have a material adverse effect on our business and results of operations.

Our principal competitors may include major international agrochemical and agricultural biotechnology corporations, such as Advanta India Limited, The Dow Chemical Company, Monsanto Company, Pioneer Hi Bred (DuPont), KWS Saat AG and Syngenta AG, all of which have substantially greater resources to dedicate to research and development, production, and marketing than we have and some of which are selling or have announced plans to sell competitive products in our markets. We also face direct competition from other seed companies and biotechnology companies, and from academic and government research institutions. New competitors may emerge, including through consolidation within the seed or renewable energy industry. We are unable to predict what effect evolution of the industry may have on price, selling strategies, intellectual property or our competitive position.

In the broader market for renewable energy, we expect to face competition from other potential feedstocks, such as biomass residues from food crops, forestry trimmings and municipal waste materials, other renewable alternatives, such as algae, solar and wind-generated electricity, and other energy crops. There are multiple technologies that process biomass into biofuels and we have yet to determine compatibility of our feedstocks with all of these processes. Our failure to develop new or enhanced products that are compatible with these alternative technologies, or a lack of market acceptance of our products as the common denominator in a broad array of bio-based products that are alternatives to petroleum based products, could have an adverse effect on our business. Significant developments in alternative technologies, such as the inexpensive and large-scale storage of solar or wind-generated energy, may materially and adversely affect our business in ways that we do not currently anticipate.

A portion of our revenue to date is generated from our collaboration agreements and we must meet our obligations under these agreements in order to be entitled to the revenue streams from these agreements.

Historically, a portion of our revenue has been generated from payments to us under collaborative research agreements with third parties and we continue to opportunistically pursue new strategic collaborations. We are obligated under these agreements to perform research activities over a particular period of time. Certain of our agreements entitle us to milestone payments in the event the specified milestone is met. If we fail to perform our obligations under these agreements or any new collaborative research agreements we may enter into in the future, our revenues may decrease, or our collaborative partners may terminate or fail to renew the agreements. In addition, any of our collaborators may fail to perform their obligations as expected, which may hinder our research and development efforts. We and our collaborators may disagree as to which party had rights to intellectual property developed under the agreements. Disagreements with our collaborators could develop and any conflict with a collaborator may negatively affect our relationship with one or more existing collaborators or our ability to enter into future collaboration agreements.

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Our results of operations will be affected by the level of royalty payments that we are required to pay to third parties.

We are a party to license agreements with third party collaborators, including Texas A&M and the Noble Foundation, that require us to remit royalty payments to these third parties if we incorporate their licensed intellectual property into our products. While we are currently working on developing numerous products that incorporate aspects of this intellectual property, we have to date only sold small amounts of such products. The amount of royalties that we could owe under these license agreements is a function of our sales and the applicable royalty rates depend on a number of factors, including the portion of our third-party collaborator’s intellectual property that is present in our products.

Because of our historical limited volume of sales, we have had little experience in calculating royalties under these license agreements and it is unclear exactly how much of this licensed intellectual property will be included in any final products we offer for commercial sale. As a result we cannot precisely predict the amount, if any, of royalties we will owe in the future. If, once we commence sales of these products, we determine that the products include more intellectual property of our third party collaborators than we had previously determined, or if our calculations of royalty payments are incorrect, we may owe more royalties, which could negatively affect our results of operations. As our product sales increase, we may, from time-to-time, disagree with our third party collaborators as to the appropriate royalty rate and the resolution of such disputes may be costly and may consume management’s time. Furthermore, we may enter into additional license agreements in the future, which may also include royalty payments.

We are also a party to license agreements pursuant to which we have received licenses on certain intellectual property related to biotechnology products. When we commence sales of our biotechnology products in the future, or grant licenses to third parties to commercialize such products, we will be required to remit royalty payments to the parties from whom we have licensed intellectual property that covers such products.

A significant portion of our revenue to date is generated from government grants and continued availability of government grant funding is uncertain and contingent on compliance with the requirements of the grant.

Historically, a significant portion of our revenue has been generated from payments to us from government entities in the form of government grants whereby we are reimbursed for certain expenses incurred in connection with our research and development activities, subject to our compliance with the specific requirements of the applicable grant, including rigorous documentation requirements. To the extent that we do not comply with these requirements, our expenses incurred may not be reimbursed. Any of our existing grants or new grants that we may obtain in the future may be terminated or modified.

Our ability to obtain grants or incentives from government entities in the future is subject to the availability of funds under applicable government programs and approval of our applications to participate in such programs. The application process for these grants and other incentives is highly competitive. We may not be successful in obtaining any additional grants, loans or other incentives. The recent political focus on reducing spending at the U.S. federal and state levels may reduce the scope and amount of funds dedicated to renewable energy products, if such funds will continue to be available at all. To the extent that we are unsuccessful in being awarded any additional government grants in the future, we would lose a potential source of revenue.

Our government grants may subject us to government audits, which could expose us to penalties.

We may be subject to audits by United States government agencies as part of routine audits of our activities funded by our government grants. As part of an audit, these agencies may review our performance, cost structures and compliance with applicable laws, regulations and standards and the terms and conditions of the grant. If any of our costs are found to be allocated improperly, the costs may not be reimbursed and any costs already reimbursed for such contract may have to be refunded. Accordingly, an audit could result in a material adjustment to our results of operations and financial condition. Moreover, if an audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions.

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The biofuel and biopower industries are highly dependent upon government subsidies and economic incentives, and any changes in such subsidies or incentives could materially and adversely affect the growth of the industry and our ability to sell dedicated energy crops.

The market for renewable energy in the United States is heavily influenced by government subsidies, economic incentives and tax credits and other regulatory initiatives that impact the production, distribution and adoption of renewable energy products. For example, the United States Renewable Fuel Standard program, or RFS, called for 17 billion gallons of the liquid transportation fuels sold in 2013 to come from renewable biofuels. The U.S. Energy Independence and Security Act of 2007 increases the volume of renewable fuel required to be blended into transportation fuel to 36 billion gallons per year by 2022. Of this amount, the RFS currently states that 16 billion gallons of renewable biofuels used annually by 2022 must be cellulosic biofuel, such as could be created by our switchgrass product. The RFS has been modified in the past and may be modified again in the future. In the United States, the administrator of the Environmental Protection Agency, or EPA, in consultation with the Secretary of Energy and the Secretary of Agriculture may waive certain renewable fuel standards to avert economic harm or in response to inadequate supply. The administrator of the EPA is also required to reduce the mandate for cellulosic biofuel use if projected supply for a given year falls below a minimum threshold for that year. For example, because the supply of cellulosic biofuel was projected to be very limited in 2013, the EPA determined that the final volume standard for cellulosic biofuel for 2013 was six million gallons, well below the 1 billion gallon volume requirement target originally specified in the Energy Independence and Security Act. Any reduction in, or waiver of, mandated requirements for fuel alternatives may cause demand for renewable biofuels to grow more slowly or decline. Our business strategy in the United States is based, in part, on these standards remaining in place. Waivers of, or reduction in, the RFS or similar mandates, could have a material adverse effect on our ability to successfully grow demand for our cellulosic feedstock products in the United States.

In biopower, the reduction of, or failure to implement, certain government mandates, such as Renewable Electricity Standards in the U.S. or taxes on carbon emissions, as well as incentives, subsidies and tax credits to generate electric power from low-carbon sources, may adversely affect the viability of the field trials we conduct with our collaborators. These collaborators may terminate existing field trials or elect not to progress with planned field trials absent the implementation of such incentives.

In addition, the United States Congress has passed legislation that extends tax credits or other economic incentives for, among other things, the production of certain renewable fuel products. For example, the United States adopted the Renewable Energy Production Tax Credit that provides federal tax incentives for renewable energy projects. We cannot provide assurances that these tax credits or other economic incentives will remain in place. Any future reduction in or phasing out or elimination of existing tax credits, subsidies and other incentives in the United States and foreign markets for renewable biofuels, or any inability of us or our prospective customers to access such credits, subsidies and other incentives, may adversely affect demand for, and increase the overall cost of our renewable transportation fuels, which would adversely affect the prospects for our business.

We believe that government incentives and economic initiatives in Europe and other countries will also affect demand for our dedicated energy crops. For example, in the United Kingdom, which is a potential export market for U.S.-grown biomass, independent power providers are required to obtain a certain portion of their power from renewable resources. Any reduction or termination of government incentives or economic initiatives outside the United States could also have a material adverse effect on our business.

Compliance with applicable government regulations, particularly with respect to biotechnology products, is time-consuming and costly.

There are certain regulatory requirements affecting the field testing and commercialization of our biotechnology products in each of the markets in which we operate. In the United States, the U.S. Department of Agriculture, or USDA, must review and deregulate many of our biotechnology products prior to commercial sale. The Biotechnology Regulatory Services, or BRS, within the USDA’s Animal and Plant Health Inspection Service, or APHIS, has direct oversight of the field testing and deregulation of our regulated biotechnology products. The deregulation process for these biotechnology products is a costly, multi-year process, with no guarantee of success. The length of the deregulation process varies based on a number of factors, including the extent of the supporting information required, the nature and extent of review by the USDA, including the type and scope of the environmental review conducted, and the number and types of public comments received. For example, after the initial filing of a petition for deregulation, the USDA may ask for additional data, including data on new areas of inquiry that might require us to conduct additional field tests or analyses, which may cause delays in the deregulation process. Deregulation of a product is not a guaranteed outcome. The USDA or other regulators may also impose costly monitoring requirements on the planting of our biotechnology products.

In Brazil, the commercialization of biotechnology products is regulated by the National Technical Commission of Biosafety, Comissão Técnica Nacional de Biossegurança, or CTNBio under the Ministry of Science and Technology. The approval process involves data collection and analysis, environmental impact assessments and public hearings on certain products. We anticipate introducing biotechnology products in Brazil in the future. At such time, we will be subject to the approval processes dictated by CTNBio.

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We have not yet applied for deregulation for any of our biotech traits. Any delays in obtaining or failure to obtain deregulation or regulatory approval, as the case may be, for any of the biotechnology products in our pipeline could delay or prevent the commercialization of our products. Regulatory authorities can block the sale or import of our products or can impose conditions that delay production and sale of our products, or that make the sale of our products technically or commercially unfeasible.

Before the USDA will review and deregulate our biotechnology products subject to regulation, the USDA requires us to obtain permits to plant and test these products, and there are similar permitting requirements in Brazil. In determining whether to grant a field test permit and what conditions to impose, regulators consider any significant impacts that field tests may have on the environment and on endangered or threatened species. In the United States, the permitting process for the initial field tests typically ranges from two to four months, but this time period can be significantly longer for novel products or circumstances. There can be no assurance that we will not encounter material delays in the future as we test new biotechnology products. While to date our permits for our U.S. field trial locations have been obtained with minimal delays, we have not yet obtained approval for our first import and field trial permit request for several traits for sweet sorghum in Brazil. If we are not able to obtain the necessary field test permits or if there are significant delays in the permitting process, the commercialization of our products may be delayed or prevented and our business and results of operations may be adversely affected. A prolonged delay in the regulatory process could adversely affect our ability to generate product revenues.

Ethical, legal, environmental and social concerns about biotechnology products could limit or prevent the use of our products and technologies, which could negatively affect our ability to generate revenue.

Some of our products in development contain biotech traits. The commercial success of our products that contain biotech traits may be adversely affected by claims that biotechnology plant products are unsafe for consumption or use, pose risks of damage to the environment and create legal, social and ethical dilemmas. For example, some countries, primarily in the European Union, have instituted a de facto moratorium on the planting of some genetically engineered seeds. The import of biomass grown from genetically engineered seeds may also be regulated by the European Union. While we are not currently selling seeds containing biotech traits into the European Union, we plan to do so in the future. In addition, Brazil’s biosafety law prohibits the use, sale, registration, patenting and licensing of genetic use restriction technologies, which are a class of genetic engineering technologies that allow companies to introduce seeds whose sterile offspring cannot reproduce, preventing farmers from re-planting seeds from their harvest. While our current sweet sorghum products are not subject to this restriction, we may in the future introduce biotech traits that may be subject to such regulation. If we are not able to overcome these concerns and comply with these regulations, our products may not achieve market acceptance. Any of the risks discussed below could result in expenses, delays or other impediments to our development programs or the market acceptance and commercialization of our products that contain biotech traits. Our ability to develop and commercialize one or more of our technologies and products could be limited or prevented by the following factors:

•	Public attitudes about the safety and environmental hazards of, and ethical concerns over, genetic research and biotechnology products, which could influence public acceptance of our technologies and products;

•	Public attitudes regarding, and potential changes to laws governing, ownership of genetic material, which could weaken our intellectual property rights with respect to our genetic material and discourage collaborators from supporting, developing or commercializing our products and technologies;

•	Governmental reaction to negative publicity concerning genetically engineered plants, which could result in greater government regulation of genetic research and derivative products; and

•	Failure to maintain or secure consumer confidence in, or to maintain or receive governmental approvals for, our products.

We cannot predict whether or when any jurisdiction will change its regulations with respect to biotechnology products. Problems with any product could lead to increased scrutiny or regulation for our products. Limitations on the development of biotechnology products could be imposed that could delay, prevent or make more costly the development of such products, which would negatively affect our ability to commercialize products using our traits.

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Advocacy groups have engaged in publicity campaigns and filed lawsuits in various countries against companies and regulatory authorities, seeking to halt biotechnology approval activities or influence public opinion against genetically engineered products. On occasion, there has been vandalism and destruction of property of companies in the biotechnology industry.

Our non-biotechnology products, the products of third parties or the environment may be negatively affected by the unintended appearance of our transgenes.

The development and commercial success of our non-biotechnology products may be delayed or negatively affected because of adverse public perception or regulatory concerns about the safety of our products and the potential effects of these products on other plants, animals, human health and the environment. The potential for unintended but unavoidable trace amounts, sometimes called “adventitious presence,” of transgenes in conventional seed, or in the grain or products produced from conventional or organic crops, is another factor that could affect general public acceptance of these traits. For example, our current sweet sorghum, high biomass sorghum and switchgrass products have been produced exclusively through conventional breeding and have not been genetically engineered by us. It is possible, however, that trace amounts of our transgenes are nevertheless in our conventional products. In addition, trace amounts of transgenes may unintentionally be found outside our containment area in the products of third parties, which may result in negative publicity and claims of liability brought by such third parties against us. Furthermore, in the event of an unintended dissemination of our genetically engineered materials to the environment, we could be subject to claims by multiple parties, including environmental advocacy groups, as well as governmental actions such as mandated crop destruction, product recalls or additional stewardship practices and environmental cleanup or monitoring.

Ethical, legal and social concerns about land use could limit or prevent the widespread adoption of our products, which could negatively affect our ability to generate revenue.

The commercial success of our products also may be adversely affected by claims that the production of bioenergy displaces land that would otherwise be used for food and feed production, leading to shortages and higher prices for food and feed commodities. Droughts and crop failures that occur from time to time may exacerbate these claims. These claims are based, in part, on the assumption that there is a scarcity of available land for crop production, productivity is uniform across the globe and that productivity will remain flat over time. While these assumptions are not universally accepted, their acceptance by legislatures or advocacy groups could harm our ability to sell our products. The increased use of land for bioenergy production may also lead to claims that the increased planting of other crops in other regions may cause land clearing, such as in the Brazilian rainforest, and subsequent greenhouse gas releases — a theory known as indirect land use change. This theory proposes that such indirect effects, and their related greenhouse gas emissions should be applied to the emissions life cycle of bioenergy feedstocks, including dedicated energy crops. The perception that our products are resulting in higher greenhouse gas emissions could disadvantage our products related to other potential energy sources, or make it more difficult for our products to meet regulatory requirements for reduced emissions.

Development and commercialization, if any, of our products may incur scrutiny under the Convention on Biological Diversity Treaty.

The Convention on Biological Diversity, or the Convention, is an international treaty that was adopted at the Earth Summit in Rio de Janeiro, Brazil in 1992. The treaty provides that if a company uses genetic resources, such as an indigenous plant, from a participating country to develop a product, then such company must obtain the prior informed consent of the participating country and owes fair and equitable compensation to such country. Although the United States is not a participating country, most countries where we currently obtain or may obtain germplasm in the future, have ratified the treaty and are currently participants in the Convention. We may fall under scrutiny of the Convention with respect to the development or commercialization of any of our products derived from the germplasm originating from any of the countries that are participants in the Convention. There can be no assurances that the government of a participating country will not assert that it is entitled to fair and equitable compensation from us. Such compensation, if demanded, may make commercialization of our products not feasible.

Our business is affected by changes in general economic conditions and a prolonged downturn could affect the demand for our products and our ability to fund our working capital.

Economic conditions in the United States, Brazil and Europe could adversely affect our efforts to achieve profitability. The purchasing decisions of utilities, mill operators, growers and other potential customers, and their ability to timely pay for our products, are impacted by their economic health. We may have to extend credit to our customers for our seed products or for certain planting and crop management services that we may provide from time to time. For instance, during the 2013-2014 sweet sorghum productions season, we may extend credit to participants in certain of our sales incentive and promotional programs in Brazil. These credit practices may expose us to credit risk of utilities, mill operators and growers and other potential customers, and combined with the seasonality of our sales, make us dependent on our ability to fund our working capital requirements through other means. If the current difficult economic conditions continue or worsen, the economic health of our customers and potential customers could further deteriorate.

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Our activities are currently conducted at a limited number of locations, which makes us susceptible to damage or business disruptions caused by natural disasters.

Our headquarters and certain research and development operations are located at a single facility in Thousand Oaks, California. We have two main breeding locations, one in Brazil and the other in the Northern Hemisphere, with additional breeding and agronomy trials situated in select locations across the world. Our seed production takes place primarily in the United States and Puerto Rico, as well as Bolivia and Brazil. Warehousing for seed storage is located primarily in Texas and the state of São Paulo, Brazil. We take precautions to safeguard our facilities, including insurance, health and safety protocols, and off-site storage of critical research results and computer data. However, a natural disaster, such as a hurricane, fire, flood, tornado or earthquake, could cause substantial delays in our operations, damage or destroy our equipment, inventory or development projects, and cause us to incur additional expenses.

We rely on the experience and expertise of our senior management team and other key personnel.

We depend on the experience and expertise of our senior management team and other key personnel, many of whom have been with our company for more than a decade. Our senior management team and key personnel bring extensive experience in the seed industry, agricultural biotechnology and plant genetics. The loss or unavailability of key members of our senior management team or other key personnel could impact the execution of our business strategy and make it more difficult to maintain and expand our important relationships in the bioenergy industry. The replacement of key members of our senior management team or other key personnel likely would involve significant time and costs.

If we are unable to recruit or retain qualified personnel, particularly in Brazil, our development and commercialization efforts may be significantly delayed.

Competition for qualified personnel is intense among agricultural biotechnology and other technology-based businesses, particularly for personnel with the appropriate level of education, experience and training. We may not be able to recruit and retain such personnel at compensation levels consistent with our existing compensation structure. Appreciation of the Brazilian Real against the U.S. dollar would make it more difficult for us to meet compensation expectations of Brazilian personnel. In addition, in making employment decisions, job candidates often consider the value of equity they may receive in connection with their employment. Therefore, significant volatility in the price of our stock may adversely affect our ability to attract or retain personnel. Competition for qualified personnel in Brazil is particularly intense due to the importance of the agricultural industry in Brazil and the recent increased activity levels of U.S. agricultural or renewable energy companies in Brazil, including Amyris, Inc. and Monsanto Company.

If we lose qualified personnel or are unable to attract, retain and integrate additional highly trained and motivated personnel, particularly for our research and development activities, our ability to advance our product development and continue our commercialization efforts may be delayed or unsuccessful.

Any restructuring actions and cost reduction measures that we undertake may not deliver the expected results and these actions may adversely affect our business.

On October 11, 2013, we commenced a plan intended to further align our expenditures with our near-term commercial opportunity in Brazil, shift Northern Hemisphere sorghum breeding activities to a more appropriate location, deemphasize research and development for U.S. cellulosic feedstocks, reduce costs and conserve cash. These measures included a workforce reduction that will impact 17 positions in the U.S. by May 31, 2014. These measures and their implementation may interfere with our ability to achieve our business objectives, may be difficult to manage and may increase the likelihood of turnover of other key employees, all of which may have an adverse impact on our business. In addition, we cannot be sure that the cost reduction initiatives will be as successful in reducing our overall expenses as expected or that additional costs will not offset any such reductions. If our operating costs are higher than we expect or if we do not maintain adequate control of our costs and expenses, our operating results will suffer. We continue to review our cost structure and may implement further restructuring or cost saving initiatives in the future.

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Unexpected fluctuations in our quarterly operating results may cause our stock price to fluctuate widely.

A large proportion of our costs are fixed, due in part to our significant research and development and production costs and general and administrative expenses. Thus, even a small decline in revenue could disproportionately affect our quarterly operating results and could cause such results to differ materially from expectations. If this occurs, we may fail to meet analyst and investor expectations, which could cause our stock price to decline. Other factors that could affect our quarterly operating results or cause them to differ materially from expectations include:

•	demand for and acceptance of our products;

•	weather conditions or the occurrence of natural disasters;

•	changes in government regulations and incentives;

•	competitive pressures resulting in lower selling prices; and

•	unanticipated delays or problems in the introduction of new products.

We may require additional financing in the future and may not be able to obtain such financing on favorable terms, if at all, which could force us to delay, reduce or eliminate our research and development activities.

We will continue to need capital to fund our research and development projects and to provide working capital to fund other aspects of our business. As of November 30, 2013, we believe that our existing cash and cash equivalents and marketable securities will provide adequate resources to fund our operations, including research and development expenses, planned capital expenditures and working capital requirements for the next 12 months. In order to fund our operations beyond that time, we believe we will need to raise additional funds. If future financings involve the issuance of equity securities, our existing stockholders would suffer dilution. If we are able to raise additional debt financing, we may be subject to restrictive covenants that limit our operating flexibility. We may not be able to raise sufficient additional funds on terms that are favorable to us, if at all. If we fail to raise sufficient funds and continue to incur losses, our ability to fund our operations, take advantage of strategic opportunities, develop and commercialize products or technologies, or otherwise respond to competitive pressures could be significantly limited. If this happens, we may be forced to delay or terminate research and development programs or the commercialization of products, curtail operations or obtain funds through collaborative and licensing arrangements that may require us to relinquish commercial rights, or grant licenses to our technology on terms that are not favorable to us. If adequate funds are not available, we will not be able to successfully execute on our business strategy or continue our business.

We expect to derive a portion of our revenues from markets outside the United States, including Brazil, which will subject us to additional business risks.

Changes in exchange rates between the U.S. dollar and other currencies will result in increases or decreases in our costs and earnings, and also may affect the book value of our assets outside the United States. To date, most of our contracts have been entered into in the United States and accordingly have been denominated in U.S. dollars. Going forward we anticipate that our sales will be denominated in the local currency of the country in which the sale occurs. In addition, most of our operating expenses to date have been denominated in the currencies of the countries in which our operations are located, primarily the United States and Brazil. As a result, while our revenue and operating expenses are mostly hedged on a transactional basis, the translation of our operating results into U.S. dollars may be adversely impacted by strengthening U.S. currency.

In addition, international operations are subject to a number of other risks and uncertainties, including:

•	changes in political, social or economic conditions;

•	tariffs, trade protection measures and trade agreements;

•	import or export licensing requirements;

•	changes in regulatory requirements;

•	reduced protection for intellectual property rights in some countries;

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•	economic downturns, civil disturbances or political instability;

•	difficulties and costs of staffing and managing international operations;

•	fluctuations in currency exchange rights;

•	land reform movements;

•	price controls;

•	nationalization; and

•	potentially burdensome taxation.

In the past, the Brazilian economy was characterized by frequent and occasionally extensive intervention by the Brazilian government and unstable economic cycles. The Brazilian government has changed in the past, and may change in the future, monetary, taxation, credit, tariff and other policies to influence the course of Brazil’s economy. For example, the government’s actions to control inflation have at times involved setting wage and price controls, adjusting interest rates, imposing taxes and exchange controls and limiting imports into Brazil. The Brazilian government has also in the past placed significant restrictions on the ability of foreign persons and companies to acquire property in Brazil. We have no control over, and cannot predict, what policies or actions the Brazilian government may take in the future. Any of these actions could adversely affect our international operations and, consequently, our results of operations.

Our ability to use our net operating loss carryforwards to offset future taxable income may be subject to certain limitations.

As of August 31, 2013, we had approximately $223.2 million of federal, $152.7 million of state and $14.6 million of foreign net operating loss carryforwards, or collectively the NOLs, available to offset future taxable income, if any, which expire in varying amounts from 2018 through 2033 for federal tax purposes and from 2014 through 2033 for state tax purposes if unused. The carryforward period for the foreign net operating loss is indefinite. It is possible that we will not generate taxable income in time to use these NOLs before their expiration. In addition, under Section 382 of the Code (as defined below), a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change federal NOLs to offset future taxable income. We have not completed a Section 382 analysis to determine if an ownership change has occurred or if one will occur as the result of this offering of shares. Until such analysis is completed, we cannot be sure that the full amount of the existing federal NOLs will be available to us, even if we do generate taxable income before their expiration.

We use hazardous materials in our business. Any claims relating to improper handling, storage or disposal of these materials could be time consuming and costly.

Our research and development processes involve the controlled use of hazardous materials, including chemical and biological materials. Federal, state and local laws and regulations govern the use, manufacture, storage, handling and disposal of these materials. Our operations also produce hazardous waste. We cannot eliminate entirely the risk of accidental contamination or discharge and any resultant injury from these materials. We may face liability for any injury or contamination that results from our use or the use by third parties of these materials, which depending on the severity of the injury or contamination could be significant. In addition, compliance with applicable environmental laws and regulations may be expensive, and current or future environmental regulations may impair our research, development or production efforts.

We may suffer liabilities relating to soil and/or groundwater contamination at current and former properties and at third-party sites to which we sent hazardous wastes for disposal.

We are exposed to environmental risks associated with the ownership and operation of real property and the disposal of hazardous wastes. Environmental laws can require current owners and operators of real property to remediate soil and groundwater contamination even if such contamination was caused by another party, such as a former owner or operator. These laws can also require companies to clean up real property that they formerly owned or operated if releases of hazardous materials or wastes occurred during the period of their ownership or operation. Moreover, in certain circumstances these laws require companies to clean up third-party sites to which hazardous wastes were sent for disposal, notwithstanding that the original disposal activity accorded with all regulatory requirements. The discovery of previously unknown contamination at our current or former facilities, or at third-party sites to which we sent hazardous wastes for disposal, could require us to conduct or fund expensive cleanup efforts, which could materially and adversely affect our operating results.

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We may be sued for product liability and if such lawsuits were determined adversely, we could be subject to substantial damages.

We may be held liable if any product we develop, or any product that uses or incorporates, any of our technologies, causes injury or is found otherwise unsuitable during product testing, production, marketing or sale. For example, the detection of unintended biotechnology material in pre-commercial seed, commercial seed varieties or the crops and products produced may result in the inability to market the crops grown, resulting in potential liability for us as the seed producer or technology provider. In the event this was to occur, we could be subject to claims by multiple parties based not only on the cost of our products but also on their lost profits and business opportunities. In addition, the detection of unintended biotechnology material in our seeds or in the environment could result in governmental actions such as mandated crop destruction, product recalls or environmental cleanup or monitoring. Concerns about seed quality related to biotechnology could also lead to additional regulations being imposed on our business, such as regulations related to testing procedures, mandatory governmental reviews of biotechnology advances, or the integrity of the food supply chain from the farm to the finished product.

We currently have limited product liability insurance coverage and additional insurance may be prohibitively expensive, or may not fully cover potential liabilities. If we are unable to obtain sufficient insurance coverage at an acceptable cost or otherwise or if the amount of any claim against us exceeds the coverage under our policy, we may face significant expenses.

Risks Related to our Intellectual Property

Our inability to adequately protect our proprietary technologies and products could harm our competitive position.

Our success depends in part on our ability to obtain patents and maintain adequate protection of our other intellectual property for our technologies and products in the United States and other countries. The laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States, and many companies have encountered significant problems in protecting their proprietary rights in these foreign countries. These problems can be caused by, for example, a lack of rules and methods for defending intellectual property rights. Many countries, including Brazil, do not allow patenting of plants, whether genetically engineered or traditionally bred. Accordingly, our proprietary position for our products in countries such as Brazil relies to a large extent on Plant Variety Protection certificates. This type of protection is more limited than patents in the United States. As a result, Plant Variety Protection certificates may provide only a limited competitive advantage in the marketplace. In many countries, including Brazil, patentability criteria are generally more restrictive and our filings more limited than in the United States, weakening our prospects of obtaining an equal scope of corresponding patent protection. Because Brazil is our initial target market, the lack of more robust patent protection for plant varieties in that country could expose us to the risk of misappropriation of our intellectual property. In addition, the legal systems of certain other countries do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biotechnology. This could make it difficult for us to stop the infringement of our patents or misappropriation of our other intellectual property rights. Proceedings to enforce our patents and other proprietary rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business. Accordingly, our efforts to enforce our intellectual property rights in such countries may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop. Even if we enforce our rights aggressively, injunctions, fines and other penalties may be insufficient to deter violations of our intellectual property rights. Changes in either the patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property.

The America Invents Act, which was signed into law on September 16, 2011, brings a number of changes to the U.S. patent system and affects the way patents are prosecuted, challenged and litigated. Among the changes that went into effect September 16, 2012, one of the most significant involves the implementation of a reformed post-grant review system. Other changes, which went into effect March 16, 2013, include the transition from a “first-to-invent” to “first-to-file” system which harmonizes the U.S. with most of the world. Together, these changes may increase the costs of prosecution and enforcement of U.S. patents. Lack of precedential interpretation of the new provisions in specific cases by the U.S. Patent and Trademark Office and the courts increases the uncertainty surrounding the effect of these changes. While it is currently unclear what impact these changes will have on the operation of our business, they may favor companies able to dedicate more resources to patent filings and challenges.

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The patent positions of biotechnology companies, including our patent position, are generally uncertain and involve complex legal and factual questions. In many cases, we will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary technologies are covered by valid and enforceable patents or Plant Variety Protection certificates. We will apply for patents covering both our technologies and products as we deem appropriate. However, we cannot assure you that any pending or future patent applications held by us will result in an issued patent, or that if patents are issued to us, such patents will provide meaningful protection against competitors or against competitive technologies. Our existing patents and Plant Variety Protection certificates and any future patents or Plant Variety Protection certificates we obtain may not be sufficiently broad to prevent others from practicing our technologies or from developing competing products. Furthermore, others may independently develop similar or alternative technologies or design around our patented technologies. In addition, our patents may be challenged, invalidated or fail to provide us with any competitive advantages.

The value of our intellectual property could diminish due to technological developments or challenges by competitors, making our products less competitive.

Our intellectual property rights are important to the operation of our business and to our early mover advantage in crop biotechnology. We rely on a combination of patents, plant variety protection, plant breeders’ rights, copyrights, trademarks, trade secret laws, confidentiality provisions, and licensing arrangements to establish and protect our intellectual property. However, the importance of technology development and intellectual property protection in the agricultural industry increases the risk that technological advances by others could render our products less competitive. Our business could be negatively affected by any of the following:

•	our issued patents, Plant Variety Protection certificates, plant breeders’ rights and trademark registrations may be successfully challenged by our competitors;

•	our pending patent, Plant Variety Protection certificates, plant breeders’ rights and trademark registration applications may not be allowed or may be challenged successfully by our competitors;

•	our products may inadvertently use the technology of others and, therefore, require us to obtain intellectual property licenses from other parties in order for us to sell our products;

•	we may be unable to obtain intellectual property licenses that are necessary or useful to our business on favorable terms, or at all;

•	new technology that is independently developed by others may supersede our technology and make our products less desirable or more costly in the marketplace;

•	competitors may design around our patented technologies or may reverse engineer our trade secret technologies;

•	the scope of our Plant Variety Protection certificates in Brazil is narrow and subject to a breeder’s exemption, which allows breeders to use our varieties in a breeding program; as a result, these certificates may not provide a sustained competitive advantage in the marketplace; and

•	do not have any issued patents in Brazil and we may be unable to obtain meaningful patent protection in Brazil, further, the scope of any patents that might issue in Brazil is uncertain and may not be sufficient to deter competition due to restrictions on plant claims under Brazilian patent laws and our limited filings in Brazil.

While we have exclusive rights to certain proprietary lines of switchgrass, miscanthus, high biomass sorghum and sweet sorghum through our collaborations with leading institutions, other parties may have access to certain lines of switchgrass, miscanthus, high biomass sorghum or sweet sorghum developed or released by such institutions, proprietary lines of such crops from other sources, and publicly available lines of such crops, from which they may develop products that compete with our products.

Litigation or other proceedings or third party claims of infringement could require us to spend time and money and could severely disrupt our business.

Our commercial success depends on not infringing patents or proprietary rights of third parties, nor breaching any licenses or other agreements that we have entered into with regard to our technologies, products and business. The patent positions of biotechnology and seed companies involve complex legal and factual questions and, therefore, enforceability cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. We cannot be sure that relevant patents have not been issued that could block our ability to obtain patents or to operate as we would like without infringing patents or proprietary rights of other parties.

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The biotechnology and seed industries have a history of litigation regarding patents and other intellectual property rights. Many biotechnology companies have employed intellectual property litigation as a way to gain a competitive advantage. We cannot assure you that we will not be sued by third parties for infringement of patents they may have relating to biotechnological traits or technologies in various crops.

Should any of our competitors have filed patent applications prior to March 16, 2013 or obtain patents based on patent applications filed before March 16, 2013 that claim inventions also claimed by us, we may have to participate in an interference proceeding declared by the U.S. Patent and Trademark Office to determine priority of invention and, thus, the right to a patent for these inventions in the United States. Such a proceeding could result in substantial cost to us even if the outcome is favorable. Even if successful on priority grounds, an interference proceeding may result in loss of claims based on patentability grounds raised in the proceeding. If we become involved in litigation or interference proceedings declared by the U.S. Patent and Trademark Office to defend our intellectual property rights or as a result of alleged infringement of the rights of others, or oppositions or other intellectual property proceedings outside of the United States, we might have to spend significant amounts of money to resolve such matters. We are aware of a significant number of pending patent applications relating to biotechnological traits or technologies in various crops filed by third parties.

Even if we prevail, litigation, interference proceedings or opposition proceedings could result in significant legal fees and other expenses, could divert our management time and efforts and could severely disrupt our business. Uncertainties resulting from initiation and continuation of any patent or related litigation could harm our ability to compete.

An adverse ruling arising out of any intellectual property dispute could undercut or minimize our intellectual property position. An adverse ruling that our operations violate a third party’s intellectual property rights could also subject us to significant liability for damages, prevent us from using processes or products, or require us to license disputed rights from third parties. Claims of intellectual property infringement against us may require us to enter into costly royalty or license agreements, subject us to substantial damage claims or cause us to stop using such technology absent a license agreement. Although patent and intellectual property disputes in the biotechnology area are often settled through licensing or similar arrangements, costs associated with these arrangements may be substantial and could include ongoing royalties. Furthermore, necessary licenses may not be available to us on satisfactory terms, if at all.

Third parties may infringe on our intellectual property rights, and we may expend significant resources enforcing our rights or be competitively disadvantaged.

If we fail to protect our intellectual property rights from infringement by third parties, our competitive position could suffer, which could make it more difficult to grow our business. We may not be able to detect or prevent infringement of our intellectual property or may lose our competitive position in the market before we do so.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

In order to protect our proprietary technology and processes, we also rely in part on trade secret protection for our confidential and proprietary information. For example, we consider our genetic transformation methods, markers for marker-assisted breeding and sequence databases as trade secrets. We have taken security measures to protect our trade secrets and proprietary information. These measures may not provide adequate protection for our trade secrets or other proprietary information. We also seek to protect our proprietary information by entering into confidentiality agreements with employees, with potential and actual collaborators and licensees and with consultants and other advisors. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently develop substantially equivalent proprietary information or techniques and trade secret laws do not allow us to protect against such independent development. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

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We have received funding from U.S. government agencies that is subject to federal regulation under the Bayh-Dole Act of 1980. Failure to comply with the requirements of the Bayh-Dole Act could negatively affect our intellectual property and have an adverse effect on our business and results of operations.

Some of our research and development activities have been funded by grants from U.S. government agencies. For example, a portion of our research and development used to develop our nitrogen use efficiency trait was funded by a U.S. Department of Energy ARPA-E grant. When new technologies are developed with U.S. government funding, the government obtains certain rights under the Bayh-Dole Act in any resulting patents and technical data, generally including, at a minimum, a nonexclusive, nontransferable license authorizing the government to practice or have practiced the invention or technical data for non-commercial purposes. U.S. government funding must be disclosed in any resulting patent applications, and our rights in such inventions will normally be subject to government license rights, periodic progress reporting, foreign manufacturing restrictions and march-in rights. March-in rights refer to the right of the U.S. government, under certain limited circumstances, to require us to grant a license, which may possibly be an exclusive license, to technology developed under a government grant to a responsible applicant, or, if we refuse, to grant such a license itself. March-in rights can be triggered if the government determines that we have failed to comply with the applicable rules and regulations related to U.S. government funded innovation, or if we have failed, within a reasonable time, to take effective steps to achieve practical application of a technology or, if action is necessary to alleviate health or safety needs, to meet requirements for public use specified by federal regulations or to give preference to U.S. industry. The U.S. government also has the right to take title to these inventions if we fail to disclose the invention to the government and fail to file an application to register the intellectual property within specified time limits and the U.S. government may acquire title in any country in which a patent application is not filed within specified time limits. Additionally, under the Bayh-Dole Act, a party which acquires an exclusive license for an invention that was partially funded by a federal research grant is subject to the following government rights: (x) products using the invention which are sold in the United States are to be manufactured substantially in the United States, unless a waiver is obtained; (y) the government may force the granting of a license to a third party who will make and sell the needed product if the licensee does not pursue reasonable commercialization of a needed product using the invention; and (z) the United States government may use the invention for its own needs. Compliance with the requirements of the Bayh-Dole Act is complex and challenging. If we fail to comply with these guidelines or any other requirements under the Bayh-Dole Act, we may lose our exclusive rights to these products, and we may lose potential revenue derived from the sale of these products. We may also enter into collaborations with entities outside the United States that receive government funding or, in the future, we may apply for government funding from other countries. Regulations in these countries may provide for similar march-in rights. Any government’s rights in our intellectual property may lessen its commercial value, which could adversely affect our business.

Some of our products contain open source software which may pose particular risks to our proprietary software and products.

We use open source software in some of our products and expect to use open source software in the future. From time to time, we may face claims from third parties claiming ownership of, or demanding release of, the open source software or derivative works that we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation, could require us to make our software source code freely available, purchase a costly license or cease offering the implicated products or services unless and until we can re-engineer them to avoid infringement. This re-engineering process could require significant additional research and development resources, and we may not be able to complete it successfully. In addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of software. Any of these risks could be difficult to eliminate or manage, and, if we do not address them effectively, could have a negative effect on our ability to develop and use our products that contain open source software. Additionally, compliance with open source licensing requirements is complex and challenging. Failure to comply with these requirements could have an adverse effect on our business and prospects.

Risks Related to this Offering and Ownership of our Common Stock

The price of our common stock may be volatile which may cause the value of our common stock to decline.

Our stock price has been in the past, and may continue to be subject to wide fluctuations in response to the risk factors contained in, or incorporated by reference into this prospectus, and others beyond our control, including:

•	actual or projected fluctuations in our financial condition and operating results;
•	our cash and cash equivalents position;
•	actual or projected changes in our growth rate relative to our competitors;
•	actual or projected fluctuations in our competitors’ financial condition or operating results;
•	actual cost savings realized from our cost reduction initiatives;
•	announcements of technological innovations by us, our collaborators or our competitors;
•	announcements by us, our collaborators or competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;
•	the entry into, modification or termination of collaborative arrangements;
•	changes in our customer base;
•	additions or departures of key management or other key personnel;
•	competition from existing products or new products that may emerge;
•	issuances of new or updated research reports by securities or industry analysts;
•	fluctuations in the share prices of companies perceived by investors to be comparable to us;
•	fluctuations in the size of our public float or trading volume;
•	disputes or other developments related to proprietary rights, including patents, litigation matters, the countries in which we source our germplasm, and our ability to obtain patent protection for our technologies;
•	disputes or other developments relating to genetically engineered products, including claims of adventitious presence or environmental harm;
•	changes in existing laws, regulations and policies applicable to our business and products, including the United States Renewable Fuel Standard program, and the adoption or failure to adopt additional carbon emissions regulations;
•	announcements or the expectation of raising additional financing;
•	sales of our common stock by us, our insiders or other stockholders;
•	general market conditions in our industry; and

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•	general economic conditions, including the impact of the recent financial crisis.

The stock markets in general, and the market for renewable energy stocks in particular, have experienced extreme volatility that have affected and continue to affect the trading prices of equity securities of many companies. These market fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes, international currency fluctuations or regulatory changes may negatively impact the market price of our common stock. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns.

If there are substantial sales of our common stock, or the perception that these sales could occur in the future, the trading price of our common stock could decline.

The trading price of our common stock could decline as a result of sales of a large number of shares of our common stock in the public market. The perception that these sales could occur may also depress the trading price of our common stock. As of January 15, 2014, we had 25,204,602 shares of common stock outstanding. Certain of our stockholders are entitled, under contracts providing for registration rights, to require us to register shares of our common stock owned by them for public sale in the United States. We have received waivers of these registration rights with respect to this offering from all of the requisite stockholders. In addition, certain stockholders, including stockholders owning a majority of our outstanding shares as well as current and former employees, are eligible to resell shares of common stock in the public market under Rule 144, which, in the case of our affiliates, would be subject to volume limitations and certain other restrictions under Rule 144. We have also registered 5,381,155 shares of common stock previously issued or reserved for future issuance under our equity compensation plans and agreements. Subject to the satisfaction of applicable exercise periods and vesting requirements, the shares of common stock issued upon exercise of outstanding options will be available for immediate resale in the United States in the open market.

If securities or industry analysts do not publish research or reports about our business or our industry, or publish negative reports about our business or our industry, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that securities or industry analysts publish about us, our business, our industry and our competitors. If one or more of the analysts who cover us change their recommendation regarding our stock adversely, change their opinion of the prospects for our company in a negative manner, or provide more favorable relative recommendations about our competitors, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

We are an “emerging growth company,” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act and, for as long as we continue to be an emerging growth company, we intend to take advantage of exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements related to our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We will remain an “emerging growth company” for up to five years from the date of the completion of our IPO, or until the earlier of (1) the last day of the fiscal year in which our total annual gross revenues exceed $1 billion, (2) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common equity that is held by non-affiliates exceeds $700 million as of the last business day our most recently completed second fiscal quarter or (3) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period. We cannot predict if investors will find our common stock less attractive if we continue to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices that we make to reduce our disclosure, there may be a less active trading market for our common stock and our stock price may be more volatile.

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In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Under this provision, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to delay such adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for public companies that are not emerging growth companies. As a result of such election, our financial statements may not be comparable to the financial statements of other public companies. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to comply with the laws and regulations affecting public companies. Failure to implement and maintain the appropriate internal controls over financial reporting could negatively affect our ability to provide accurate and timely financial information.

We became a public company in February 2012. Although we are an emerging growth company as defined under the JOBS Act, as a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting and corporate governance requirements, in order to comply with the rules and regulations imposed by the Sarbanes-Oxley Act, as well as rules implemented by the SEC and the Nasdaq Stock Market. In addition, management and other personnel will need to devote a substantial amount of time to comply with these requirements.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls over financial reporting. Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. In addition, Section 404 of the Sarbanes-Oxley Act of 2002 requires us to evaluate and report on our internal control over financial reporting, and have our chief executive officer and chief financial officer certify as to the accuracy and completeness of our financial reports. The process of implementing our internal controls and complying with Section 404 is expensive and time consuming, and requires significant attention from management. We cannot be certain that these measures will ensure that we continue to implement and maintain adequate controls over our financial processes and reporting in the future.

Our management has concluded that there are no material weaknesses in our internal controls over financial reporting as of August 31, 2013. However, there can be no assurance that our controls over financial processes and reporting will be effective in the future or that material weaknesses or significant deficiencies in our internal controls will not be discovered in the future. Because of its inherent limitations, internal control over financial reporting may not prevent or detect fraud or misstatements. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our results of operations or cause us to fail to meet our reporting obligations. If we or our independent registered public accounting firm discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market's confidence in our financial statements and cause our stock price to decline.

For so long as we remain an emerging growth company as defined in the JOBS Act, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. Once we are no longer an emerging growth company or, if prior to such date, we opt to no longer take advantage of the applicable exemption, we will be required to include an opinion from our independent registered public accounting firm on the effectiveness of our internal controls over financial reporting. To date, our independent registered public accounting firm has not expressed an opinion on the effectiveness of our internal controls.

Anti-takeover provisions in our certificate of incorporation and bylaws and under Delaware law could delay or prevent an acquisition of our company, even if the acquisition may be beneficial to our stockholders.

Provisions in our amended and restated certificate of incorporation and our bylaws may delay or prevent an acquisition of our company deemed undesirable by our board of directors. Among other things, our amended and restated certificate of incorporation and bylaws (i) provide for a board of directors that is divided into three classes, with staggered three-year terms, (ii) provide that all stockholder action must be effected at a duly called meeting of the stockholders and not by a consent in writing, (iii) provide that only a majority of our board of directors, the chairman of the board of directors, our chief executive officer or president (in the absence of a chief executive officer) may call a special meeting of the stockholders, (iv) provide for the ability of our board of directors to issue undesignated preferred stock, (v) require that certain amendments to the amended and restated certificate of incorporation be approved by a 66 2/3% stockholder vote, and (vi) establish advance notice requirements for nominations for election to our board of directors and for proposing matters that can be acted upon at stockholders meetings. These provisions may also frustrate or prevent any attempt by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors who are responsible for appointing the members of our management team. As a Delaware corporation, we are subject to the provisions of Section 203 of the Delaware General Corporation Law, which prohibits, with some exceptions, stockholders owning in excess of 15% of our outstanding stock from merging or combining with us without board of directors or stockholder approval. Although we believe these provisions together provide for an opportunity to receive higher bids by requiring potential acquirers to negotiate with our board of directors, they would apply even if an offer to acquire our company may be considered beneficial by some stockholders and could limit the opportunity for our stockholders to receive a premium for their shares.

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Concentration of ownership among our existing officers, directors and principal stockholders may prevent other stockholders from influencing significant corporate decisions.

Based on the number of shares outstanding as of January 15, 2014, our officers, directors and existing stockholders who hold at least 5% of our stock together beneficially own approximately 60.4% of our outstanding common stock. If these officers, directors and principal stockholders or a group of our principal stockholders act together, they will be able to exert a significant degree of influence over our management and affairs and exercise a significant level of control over all matters requiring stockholder approval, including the election of directors and approval of mergers or other business combination transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of our company or changes in management and will make the approval of certain transactions difficult or impossible without the support of these stockholders.

We do not expect to declare any dividends in the foreseeable future.

We do not anticipate declaring any cash dividends to holders of our common stock in the foreseeable future. Consequently, investors may need to rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

If we fail to continue to meet all applicable Nasdaq Global Market requirements, Nasdaq may delist our common stock, which could have an adverse impact on the liquidity and market price of our common stock.

Our common stock is currently listed on The Nasdaq Global Market, which has qualitative and quantitative listing criteria. If we are unable to meet any of the Nasdaq listing requirements in the future, including, for example, if the closing bid price for our common stock falls below $1.00 per share for 30 consecutive trading days, Nasdaq could determine to delist our common stock, which could adversely affect the market liquidity of our common stock and the market price of our common stock could decrease. Such delisting could also adversely affect our ability to obtain financing for the continuation of our operations and could result in the loss of confidence by investors, customers and employees.

Our management may not apply the net proceeds from this offering in ways that increase stockholder value.

We currently intend to use the net proceeds from this offering as described in the “Use of Proceeds” section of this prospectus. However, our management may not apply the net proceeds in ways that ultimately increase stockholder value. Investors will not have the opportunity to influence our decisions on how to use the net proceeds from this offering.

Investors will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future if we do further financings and transactions.

Investors will incur immediate and substantial dilution as a result of this offering. After giving effect to the sale by us of up to shares of common stock at a public offering price of $         per share, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, investors in this offering can expect an immediate dilution of $       per share.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain forward-looking statements. All statements, other than statements of historical facts contained in this prospectus and in the documents incorporated by reference herein, including statements regarding our efforts to develop and commercialize our products, anticipated yields and product performance, our short-term and long-term business strategies, market and industry expectations and future results of operations and financial position are forward-looking statements. In many cases, you can identify forward-looking statements by terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “could”, “intend”, “target”, “project”, “contemplate”, “believe”, “estimate”, “potential”, “continue” or other similar words.

We based these forward-looking statements largely on our current expectations and projections about future events or trends that we believe may affect our business and financial performance. These forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to materially differ from any future results, performance or achievements expressed or implied by these forward-looking statements. We have described in the “Risk Factors” sections and elsewhere in this prospectus and in the documents incorporated by reference herein the material risks and uncertainties that we believe could cause actual results to differ from these forward-looking statements. Because forward-looking statements are inherently subject to risks and uncertainties, some of which we cannot predict or quantify, you should not rely on these forward-looking statements as guarantees of future results, performance or achievements.

The forward-looking statements in this prospectus and in the documents incorporated by reference herein represent our views as of the date of this prospectus. We undertake no obligation to update publicly, except to the extent required by law, any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

MARKET AND INDUSTRY DATA

Market data and certain industry data and forecasts included in this prospectus and in the documents incorporated by reference herein were obtained from internal company surveys, market research, consultant surveys, publicly available information, governmental agency reports and industry publications and surveys, including reports by the following authorities:

•	The U.S. Department of Energy;

•	The U.S. Energy Information Administration;

•	The International Energy Agency;

•	The International Service for the Acquisition of Agri-Biotech Applications; and

•	Empresa de Pesquisa Energética.

This information involves a number of assumptions and limitations. These industry and government publications, surveys and forecasts generally indicate that the information has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Although we believe the third party market and industry data and forecasts included in the prospectus and in the documents incorporated by reference herein are generally reliable, we have not independently verified any of the data from third party sources nor have we ascertained the underlying economic assumptions relied upon therein. Similarly, internally generated industry forecasts, which we believe to be reliable based on our management’s knowledge of the industry, have not been independently verified by a third party. We are responsible for all of the disclosure in this prospectus and in the documents incorporated by reference herein.

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USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $         million, based on the assumed offering price of $       per share, the closing price of our Common Stock on the Nasdaq on               , 2014, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, we estimate that our net proceeds will be approximately $          million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for general corporate purposes, including working capital. Pending the use of the net proceeds of this offering, we intend to invest the net proceeds in short-term investment-grade, interest-bearing securities.

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PRICE RANGE OF OUR COMMON STOCK

Our common stock began trading on the Nasdaq Global Market under the symbol “CERE” on February 22, 2012. Prior to that time, there was no public market for our common stock. The high and low sales prices per share of our common stock for fiscal 2012, 2013 and 2014 (through January 15, 2014) are as follows:

	High	Low
Fiscal 2012
Second quarter (February 22, 2012 – February 29, 2012)	$15.59	$13.50
Third quarter (March 1, 2012 – May 31, 2012)	18.70	9.54
Fourth quarter (June 1, 2012 – August 31, 2012)	11.42	6.02

	High	Low
Fiscal 2013
First quarter (September 1, 2012 – November 30, 2012)	$8.19	$3.43
Second quarter (December 1, 2012 – February 28, 2013)	4.94	3.61
Third quarter (March 1, 2013 – May 31, 2013)	4.08	1.87
Fourth quarter (June 1, 2013 – August 31, 2013)	5.60	1.10

	High	Low
Fiscal 2014
First quarter (September 1, 2013 – November 30, 2013)	$2.14	$1.16
Second quarter (December 1, 2013 – January 15, 2014)	1.82	1.36

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We currently intend to retain any future earnings and do not expect to declare or pay any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our Board of Directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our Board of Directors considers relevant.

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CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of November 30, 2013:

•	on an actual basis;

•	on a pro forma basis to give effect to the sale of shares of common stock by us in this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes contained in or incorporated by reference into this prospectus.

	As of November 30, 2013
	Actual	Pro Forma
	(Unaudited)
	(In thousands, except per share data)
Cash and cash equivalents	$7,314	$
Long-term debt, less current portion	$60	$
Stockholders’ equity (deficit):
Common Stock, $0.01 par value; 490,000,000 shares authorized, actual and proforma; 25,224,269 shares issued and outstanding, actual; shares issued and outstanding, pro forma	252
Additional paid-in capital	308,960
Accumulated other comprehensive loss	(587)
Accumulated deficit	(282,789)
Total stockholders’ equity	25,836

The table above does not include:

•	3,378,818 shares of common stock issuable upon exercise of options to purchase our common stock outstanding as of November 30, 2013 at a weighted average exercise price of $6.18 per share;

•	2,082,045 shares of common stock issuable upon exercise of warrants to purchase our common stock outstanding as of November 30, 2013 at a weighted average exercise price of $20.34 per share; and

•	41,603 shares of common stock reserved as of November 30, 2013 for future issuance under our 2010 Stock Option/Stock Issuance Plan;

•	1,023,937 shares of common stock reserved as of November 30, 2013 for future issuance under our Amended and Restated 2011 Equity Incentive Plan; and

•	shares of common stock underlying the warrants that may be issued to the Representative in connection with this offering. See “Underwriting – Representative’s Warrants.”

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DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock immediately after giving effect to this offering. As of November 30, 2013, our pro forma net tangible book value was $           million, or $            per share of our common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the total number of shares of our common stock outstanding as of November 30, 2013.

The following table illustrates this dilution on a per share basis:

Assumed public offering price per share		$
Net tangible book value per share as of November 30, 2013, before giving effect to this offering	$1.02
Increase in net tangible book value per share attributable to investors purchasing shares in this offering
Pro forma net tangible book value per share after giving effect to this offering
Dilution per share to investors in this offering		$

If the underwriters exercise their option to purchase additional shares in full, the pro forma net tangible book value will increase to $         per share, representing an immediate increase to existing stockholders of $            per share and an immediate dilution of $          per share to new investors.

The above discussion and tables are based on our common stock outstanding as of November 30, 2013.

This number excludes:

•	3,378,818 shares of common stock issuable upon exercise of options to purchase our common stock outstanding as of November 30, 2013 at a weighted average exercise price of $6.18 per share;

•	2,082,045 shares of common stock issuable upon exercise of warrants to purchase our common stock outstanding as of November 30, 2013 at a weighted average exercise price of $20.34 per share;

•	41,603 shares of common stock reserved as of November 30, 2013 for future issuance under our 2010 Stock Option/Stock Issuance Plan;

•	1,023,937 shares of common stock reserved as of November 30, 2013 for future issuance under our Amended and Restated 2011 Equity Incentive Plan; and

•	shares of common stock underlying the warrants that may be issued to the Representative in connection with this offering.

To the extent that any outstanding options or warrants are exercised, new investors will experience further dilution.

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SELECTED CONSOLIDATED FINANCIAL DATA

The selected data presented below for, and as of the end of, each of the years in the four-year period ended August 31, 2013, for and as of the eight-month period ended August 31, 2009 and for the year ended December 31, 2008, are derived from the consolidated financial statements of Ceres, Inc. and subsidiaries, which financial statements have been audited by KPMG LLP, an independent registered public accounting firm. The consolidated financial statements as of August 31, 2013 and 2012, and for each of the years in the three-year period ended August 31, 2013, and the report thereon, are included elsewhere in this prospectus. The selected consolidated financial data for the three months ended November 30, 2012 and 2013 and as of November 30, 2013 has been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements and include, in the opinion of management, all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of such consolidated financial data.

In 2009, we changed our fiscal year end from December 31 to August 31. The change was effective for the eight-month period ended August 31, 2009. Historical results are not necessarily indicative of results for future periods. You should read the following selected consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended August 31, 2013 and our consolidated financial statements appearing elsewhere in this prospectus.

	Year	Eight Months						Three Months
	Ended	Ended						ended
	December 31,	August 31,	Year Ended August 31,					November 30,
	2008	2009	2010	2011	2012	2013		2012	2013
								(Unaudited)
Revenues
Product sales	$64	$98	$288	$116	$432		$462	$14		$20
Collaborative research and government grants	3,880	2,328	6,326	6,500	4,939		4,781	1,952		743
Total revenues	3,944	2,426	6,614	6,616	5,371		5,243	1,966		763
Cost and operating expenses(2)
Cost of product sales	3,777	2,690	2,946	2,492	2,384		6,245	700		1,309
Research and development	20,309	12,397	16,697	19,014	19,155		16,401	4,343		4,414
Selling, general and administrative	8,784	6,645	9,207	10,008	12,634		15,187	3,844		3,260
Total cost and operating expenses	32,870	21,732	28,850	31,514	34,173		37,833	8,887		8,983
Loss from operations	(28,926)	(19,306)	(22,236)	(24,898)	(28,802)		(32,590)	(6,921)		(8,220)
Interest expense	—	(5)	(153)	(456)	(560)		(46)	(1)		-
Interest income	2,001	243	23	7	39		126	29		16
Other income (expense)	—	161	(152)	(11,020)	(84)		—	—		—
Loss before income taxes	(26,925)	(18,907)	(22,518)	(36,367)	(29,407)		(32,510)	(6,893)		(8,204)
Income tax benefit (expense)	148	211	(65)	31	(3)		(1)	(1)		(1)
Net loss	(26,777)	(18,696)	(22,583)	(36,336)	(29,410)		(32,511)	(6,894)		(8,205)
Basic and diluted net loss per share attributable to common stockholders(1)	$(14.68)	$(9.98)	$(11.70)	$(18.34)	$(2.18)		$(1.31)	$(0.28)		$(0.33)
Weighted average outstanding common shares used for net loss per share attributable to common stockholders(1):
Basic and diluted	1,824,284	1,873,808	1,930,395	1,981,627	13,488,336		24,796,030	24,693,303		25,106,690
Pro forma net loss per share:
Basic and diluted						$			$
Weighted average outstanding common shares used in computing pro forma net loss per share:

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(1)	The basic and diluted loss per share are computed by dividing the net loss attributable to common stockholders by the weighted average number of common shares outstanding during the period. For the periods where we presented losses, all potentially dilutive common shares comprising of stock options, warrants, convertible notes and convertible preferred stock are anti-dilutive.
(2)	Our stock-based compensation expense is as follows (in thousands):

	Year	Eight Months					Three Months
	Ended	Ended					Ended
	December 31,	August 31,	Year Ended August 31,				November 30,
	2008	2009	2010	2011	2012	2013	2012	2013
							(Unaudited)
Cost of product sales	$-	$-	$-	$-	$152	$(170)	34	66
Research and development	467	345	409	1,895	293	1,189	115	383
Selling, general and administrative	705	737	891	815	1,464	2,291	618	473

Our consolidated balance sheet data is as follows (in thousands):

						As of
	As of August 31,					November 30,
	2009	2010	2011	2012	2013	2013
						(Unaudited)
Cash and cash equivalents	$14,960	$33,055	$21,911	$21,069	$8,881	$7,314
Marketable securities	15,384	-	-	33,565	21,630	17,127
Working capital	27,543	28,325	16,739	51,226	28,439	21,308
Total assets	41,094	46,648	36,797	69,247	37,178	30,944
Common and preferred stock warrant liabilities	2,944	8,911	17,726	-	-	-
Convertible Notes	-	-	13,630	-	-	-
Total long-term liabilities	3,197	13,310	33,518	344	175	148
Convertible preferred stock	183,079	197,502	197,502	-	-	-
Total stockholders’ equity (deficit)	$(149,577)	$(170,829)	$(204,318)	$62,561	$33,006	$25,836

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BUSINESS

Our Company

We are an agricultural biotechnology company selling seeds to produce dedicated energy crops – renewable bioenergy feedstocks that can enable the large-scale replacement of petroleum and other fossil fuels. We use a combination of advanced plant breeding and biotechnology to develop seed products that we believe address the limitations of first-generation bioenergy feedstocks, such as corn and sugarcane, increase crop productivity, reduce crop inputs and improve cultivation on marginal land.

Our largest immediate commercial opportunity is in Brazil where we market sweet sorghum hybrids that can be used as a “drop-in” feedstock to complement existing feedstock supplies and extend the operating season of Brazilian sugarcane-to-ethanol mills. Our dedicated energy crops can also be used for the production of second-generation biofuels and bio-based chemicals, including cellulosic ethanol, butanol, jet fuel, diesel-like molecules and gasoline-like molecules, from non-food biomass. Finally, utility-scale electric power can be generated from the biomass feedstocks grown from our seeds. Our upstream position in the bioenergy value chain allows us to be largely independent of the success of any particular conversion technology or end use.

Due to the nature of biotechnology, we believe other crops, such as corn, rice and soybean, can benefit from many of the traits and genetic technologies we are developing for dedicated energy crops, such as traits that provide drought tolerance. We have also generated many biotech traits specifically for cereal crops, such as rice, that increase grain yields and provide greater yield stability across different environments. Our strategy is to focus on genes that have shown large, step increases in performance, and whose benefits are maintained across multiple species. To date, our field evaluations have largely confirmed previous results obtained in greenhouse and laboratory settings, and we believe that based on these multiple confirmations, we have an industry leading biotech trait technology pipeline, with applications in our energy crops as well as other crops.

We believe that the strength of our technology has been validated by our receipt of multiple competitive grants and collaborations, including a United States Agency for International Development, or USAID, grant and one of the U.S. Department of Energy’s first Advanced Research Project Agency for Energy, or ARPA-E, grants in 2009, as well as a $137 million multi-year collaboration with Monsanto Company signed in 2002. We also have significant intellectual property rights to our technology platforms, traits and seed products. We have out-licensed a portion of our traits and gene technology to existing market participants and continue to pursue opportunities to out-license these technologies.

Commercial Evaluations of Our Sorghum Products in Brazil

Since 2010, we have completed various commercial-scale evaluations of our sweet sorghum products in Brazil with over 30 ethanol mills and mill suppliers. During this time, our seeds have been planted and harvested using existing equipment and fermented into ethanol without retrofitting or altering the existing mills. The remaining biomass from this industrial process has been combusted for electricity production using existing mill boilers. We believe these experiences have demonstrated the “drop-in” nature of our sweet sorghum products, and along with higher yielding products in our pipeline, will serve as the basis for expanded adoption of this product line as a feedstock for ethanol and power production in Brazil and other markets.

With industrial processing generally well established in Brazil, we believe that field performance – primarily yields of sugars that can be fermented to ethanol – will largely determine the scale and pace at which our current and future products will be adopted. Based on industry feedback, we believe that minimum average yields in the range of 2,500 to 3,000 liters of ethanol per hectare will be necessary to achieve broad adoption. We believe that at least two more growing seasons will be required to fully demonstrate this yield range. To date, we have demonstrated on a limited scale that our products can achieve such yields within their area of adaptation, provided that our crop management protocols are followed and plantings receive adequate rainfall; however, further optimizations and additional hybrids will be needed to consistently achieve economically attractive yields across wide-area plantings.

For the 2012-2013 sweet sorghum growing season in Brazil, our products were planted by or for more than 30 mills in Brazil through a combination of seed sales, agronomy and crop management services and product evaluations. We collected yield results from approximately two-thirds of the mills that planted our hybrids during the 2012-2013 growing season; the remaining mills reported incomplete results, did not complete the evaluation or chose not to report results. For mills that reported results, yields of sugars that can be fermented into ethanol were approximately 50% higher on average than the previous season, primarily as a result of product improvements related to biomass quality and productivity, better crop management and more favorable growing conditions at most planting locations. A third-party fermentation lab in Brazil confirmed total fermentable sugar yields. Based on anecdotal customer reports, our portfolio of sweet sorghum hybrids outyielded competitor products at multiple locations where side-by-side comparisons were available. Ethanol yields from our products ranged from approximately 450 to 3,600 liters per hectare, according to mill and company calculations. Mills representing the top 20% of yields, and which generally followed established crop management practices, achieved average yields ranging from 2,100 to 3,300 liters per hectare. Lower yields were primarily due to deviations from recommended crop management protocols, weather related delays during planting and disease infection late in the growing season. Mills use a variety of measurements and a complex formula to determine ethanol yields per hectare, which we believe is a key metric in determining the profitability of sweet sorghum and its relative attractiveness to other competing opportunities. When calculating ethanol yield per hectare, mills consider the number of metric tons of sweet sorghum biomass per hectare and the amount of fermentable sugars per metric ton to determine the volumes of ethanol that can be produced. Methodologies and assumptions used in these calculations can vary, and are therefore subject to greater variability than a controlled environment.

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Plantings for the 2013-2014 sorghum growing season in Brazil have been successfully completed with 49 customers, including mills and mill suppliers, across 55 different locations and within our prescribed timeframes and according to our crop management protocols. Based on published reports, we estimate that these companies, which include multi-mill conglomerates, are responsible for approximately 30% or more of the sugarcane crushed in Brazil. Growing conditions have been generally favorable to date across most regions. Harvests are expected to begin in late February to early March and continue through May. These plantings primarily consist of small, multi-hybrid evaluations designed to determine yield potential, identify the best performing hybrids for specific regions and demonstrate various crop management practices. Several mills have planted larger evaluations this season. As part of our product development process, we have also established a number of breeding and product development field evaluations across various geographies. These trials consist of hundreds of hybrids, including a smaller subset of hybrids in more advanced evaluations in Brazil and other countries in South America. Based on the product candidates in our pipeline today, we expect to continually improve our commercial product line with higher yielding hybrids. In addition to sweet sorghum, our field evaluations this season include high biomass sorghum, which is a type of sorghum developed and managed for its enhanced biomass yield as opposed to sugar or juice. Based on industry feedback, we believe that high biomass sorghum can be utilized as a supplementary source of biomass for industrial heat and power generation in Brazil, especially during the sugarcane offseason or periods of sugarcane bagasse shortages. We also plan to develop and launch a number of product innovations that provide greater flexibility in harvest time and end use, as well as other benefits, to our mill customers. Total plantings of our commercial and pre-commercial sorghum hybrids cover approximately 1,000 hectares for the 2013-2014 sorghum growing season compared to approximately 3,000 hectares for the previous season due primarily to a greater focus among mills on field performance, which can be determined at a smaller scale than evaluations needed for confirming industrial performance.

Due in part to the variability in yields achieved in the 2012-2013 season, we have made a number of adjustments to our product development and go-to-market approach in order to improve crop performance and consistency, and to encourage adoption of our products. We are taking the following steps based on the experience we have gained to date:

•	Focus on high performing customers. For the 2013-2014 sweet sorghum growing season, we have prioritized evaluations with leading mill groups and innovators;

•	Target favorable geographies. Based on our experiences to date, we have targeted geographies and environments where our current generation of products have performed at their best;

•	Help mills improve on their agronomy execution. We have hired additional technical development staff in Brazil and have identified several straightforward agronomic optimizations that can be implemented by the mills during the 2013-2014 growing season;

•	Expand technical development network in Brazil: We have significantly expanded the number of locations and scope of field evaluations of our pre-commercial products and advanced breeding materials in Brazil in order to better position our future products among various geographies, growing conditions and production practices;

•	Rapidly develop and commercialize new products that provide higher yields, and therefore, provide a greater buffer for poor growing conditions or execution. Since our first industrial-scale trials in 2010-2011, we have significantly increased yields of fermentable sugars, and expect to continue to develop and launch new and improved seed products. Based on experimental hybrids already in our product development pipeline, we believe that we can continue to increase yields at a rapid pace, target additional planting and harvest times and market niches and add other performance characteristics to our products; and

•	Maintain our competitive position. Based on customer reports, Ceres' portfolio of sweet sorghum hybrids out-yielded competing products during the past two seasons at multiple locations where side-by-side comparisons were available. We expect to further differentiate our portfolio from competitors over the next one to two years with experimental products already in our pipeline.

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Market Opportunity

The world continues to seek economically and environmentally sound alternatives to fossil fuel-based transportation fuels, chemicals and power. We believe bioenergy is one of the few viable replacements for fossil fuels, particularly petroleum. Unlike other renewable technologies, biofuels are intended to utilize existing vehicles and transportation fuel infrastructure. Similarly, biopower, unlike wind and solar power, can provide baseload and dispatchable generation of renewable electricity. Despite the potential of biofuels, first-generation biofuel feedstocks have demonstrated their limitations in terms of scale, perceived competition with food production, net energy balance and dependence on government subsidies. Similarly, current sources of biomass, such as forestry residues and agricultural wastes, are limited in scale and are not optimized for use in bioenergy. They are also by-products derived from other processes and therefore subject to supply disruptions.

Our dedicated energy crops provide an attractive combination of high yield density, high net energy balances, low input requirements, the ability to grow on marginal land and, as a dedicated source of feedstock, the potential to be tailored for specific production and refining processes. As a result, we believe that dedicated energy crops will become a critical component for the growth of the biofuel, bio-based chemicals and biopower markets.

Brazil. Our largest immediate commercial opportunity is the Brazilian ethanol market, which currently uses sugarcane as its predominant feedstock. Due to the inherent limitations of sugarcane physiology and growth patterns, Brazilian mill operators typically obtain sugarcane that makes mill operation economically feasible approximately 200 days per year, based on a report issued by the Brazilian Ministry of Agriculture’s crop forecasting agency, Companhia Nacional de Abastecimento (Conab), dated May 2012. We believe that mill operators are seeking alternatives that will allow them to increase production utilization of their existing mills beyond their current operating schedule in order to maximize their market opportunity. Moreover, the current crush capacity in Brazil will need to increase to meet expected domestic demand. The Brazilian government’s energy research institute, Empresa de Pesquisa Energética, projects that ethanol demand will approximately double by 2022.

In Brazil, our sorghum products also can be used to generate electricity. Ethanol mills typically combust sugarcane bagasse, the leftover biomass from ethanol production, to generate onsite power. For mills connected to the grid, excess electricity production provides an additional source of revenue. Based on field and industrial evaluations with mills and other industrial companies, we believe that sorghum has a number of favorable attributes as a biopower feedstock and can be utilized as a supplementary source of biomass, especially during the offseason or periods of sugarcane bagasse shortages.

Cellulosic Biofuels and Bio-Based Chemicals. We expect petroleum consumption will be supplemented by products made from the conversion of non-food biomass into biofuels and bio-based chemicals. According to a 2011 report published by International Energy Agency, or IEA, biofuel production could reach approximately 112 billion gallons per year by 2030, up from 26 billion gallons in 2010. To meet these targets, the IEA believes feedstock production would need to increase to 150 million acres in 2030, up from 75 million acres in 2010. We believe quadrupling the volume of biofuels while only doubling the feedstock production acres will require higher yielding second-generation feedstocks.

Biopower in Other Geographies. Our dedicated energy crops can be used to generate electricity in existing solid-fuel power facilities, such as coal-fired generating plants. In the U.S., Europe and other geographies, the conversion of biomass to power has traditionally been fueled by bio-based waste products and residues from the paper and timber industries. We believe this practice has limited the size, location, efficiency and scale of biomass power generation because power producers cannot reliably secure long-term supplies of consistent quality feedstock. We believe we will see a material increase in demand for biopower in the event that additional renewable energy legislation is passed in the United States, Europe or other regions that requires a higher percentage of generation from low-carbon sources or provides equal production incentives for the co-firing of biomass with coal, as are currently available for wind and solar power. Based on feedback from partners and industry participants, we believe that our products can be cost competitive with existing biopower feedstocks and, assuming that our products meet various biomass quality specifications, can be used by existing utilities and power producers.

Food and Feed Crops. Approximately 420 million acres of biotechnology crops were planted globally in 2012, according to a March 2013 report published by the International Service for the Acquisition of Agri-Biotech Applications. The global market value of biotechnology crop seeds was approximately $15 billion, as reported in the same report. As people in many countries become more affluent, they tend to consume more of their dietary protein in the form of meat and dairy products, driving the demand for animal feed grains higher. Therefore, greater production of food, feed, fiber and fuel will require higher crop productivity levels among all crops over time. In order to continue the productivity gains made in many crops over the past 75 years, and to do so in a more sustainable manner, we believe that advanced breeding methods, and biotech traits, in particular, will be required to produce higher performance crops that make more productive use of cultivated land, as well as to develop more robust, stress-tolerant crops that can grow under more difficult conditions and on marginal land. Our belief is consistent with historical yield improvements achieved via plant breeding and the adoption of agricultural biotechnology.

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Our Solutions

We believe that nearly all bioenergy and bio-based chemical applications will ultimately depend on high yielding, low-cost, low-carbon, scalable, reliable and sustainable sources of feedstock. We believe that our dedicated energy crops and traits have the potential to become the common denominator in a broad array of bio-based products, including ethanol, butanol, jet fuel, diesel-like molecules and gasoline-like molecules, as well as electric power and heat, and can enable the development of larger-scale processing facilities given the high yield density and conversion efficiency of dedicated energy crops.

“Drop-In” Products

In Brazil, there is a well-established biofuel industry. Our products are “drop-in” solutions because they can be planted, harvested and processed using existing agricultural equipment with little or no modification and are being developed to be “drop-in” for all conversion technologies using sugarcane or biomass feedstocks. In other countries, there are a wide range of cellulosic to biofuel conversion technologies currently being developed; however none have any appreciable market share at this time. To explore this opportunity, we have conducted smaller trials using certain of our energy crops with numerous industry participants involved in cellulosic or advanced biofuels and biopower production. These tests have confirmed that biomass from our energy grasses can be converted and processed into various fuels or bio-based products, and have provided data we have used to further enhance our energy crops for use with these conversion technologies.

High Yield Density

Our dedicated energy crops are developed to produce high biomass or sugar yields per acre. For cellulosic biofuels, bio-based chemicals and biopower, energy grasses can yield significantly more dry tons per acre per year compared to agricultural residues and woody biomass. This maximizes the productivity of available land and shortens the collection radius for a conversion facility of a particular size. As harvest and transportation costs can be a significant element in the total cost of biomass, we believe our high yield density crops will facilitate the construction of larger processing facilities because more biomass could be collected from a defined area of land around the facility. In turn, these larger facilities will benefit from economies of scale, resulting in lower production and capital cost per gallon produced.

Dedicated to Bioenergy and Bio-based Chemicals

Unlike many other bioenergy feedstocks, our dedicated energy crops are currently not intended for other uses and are typically grown exclusively to be harvested as part of the bioenergy and bio-chemical value chain, creating a stable supply that will appeal to owners of conversion technologies who have invested significant capital in their infrastructure and therefore require reliable and cost-effective feedstocks. Additionally, we are working to tailor our products to improve the efficiency and reduce the cost of certain conversion technologies. We believe that our ability to deliver products such as these to our customers will facilitate adoption of dedicated energy crops over other forms of biomass.

Suited to Marginal Land

Our dedicated energy crops can grow in a broad range of environments, including those not well-suited for most food crops. For example, our switchgrass products need substantially less water and fertilizer than traditional row crops to grow to harvestable maturity. We are also developing biotech traits for multiple crops that provide salt tolerance, drought tolerance and greater nitrogen use efficiency. We believe that by facilitating the use of marginal land, our crops will create opportunities for landowners who previously could not use their land as productively.

Scalable to Meet Demand

Our energy crops are highly scalable, allowing us to match our production with growing demand for our seeds on relatively short notice compared to sugarcane, which can take several years to scale up commercially. Our products are generally seed-propagated, similar to row crops such as corn and soybean, which makes them cost-effective to plant on a large scale using existing seed planting equipment. Several of our products also have shorter growing cycles and can be rapidly cultivated as compared to other feedstocks, such as trees or sugarcane.

Competitive Strengths

We believe that we possess a number of competitive strengths that position us to become a leading provider of dedicated energy crop seeds and traits, including:

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Commercial Products Available Today

We currently have a number of commercially available seed products, including sweet sorghum, switchgrass and high biomass sorghum. Our sweet sorghum hybrids have been successfully planted, harvested and processed into ethanol and power in Brazil at commercial scale. We believe that the experience of using our products as a “drop-in” feedstock for the past three growing seasons, as well as new higher yielding hybrids in our product portfolio, will serve as the basis for expanded adoption of this product line as a feedstock for ethanol and power production in Brazil and other markets.

Attractive Business Model

Seed businesses traditionally incur significant research and development expenditures and have long product development time lines, but benefit from a combination of high gross margins, low capital expenditure requirements and intellectual property protection. Once developed, seeds require little physical infrastructure or production cost to be replicated for sale. Seeds are typically priced, however, based on a share of the value created to the customer as opposed to their cost of production. In general, seed costs to a grower are a relatively small percentage of their total production cost, but the performance of those seeds is critical to the growers’ economics. We believe we can position our business to take advantage of low production costs relative to the high value of our products to our customers.

Innovative R&D Technology Platforms

In order to maintain the strong position we have established with our combined strengths in our proprietary collection of energy crop parental lines, known as germplasm, and field-validated traits, we use our research and development expertise to continually improve our product offerings. To develop higher performing varieties and traits, we use several advanced research and development methods, including biotechnology, marker-assisted breeding and genomics. We believe that our innovative integrated breeding and biotechnology approach allows us to efficiently identify traits, effectively introduce these traits into crops, and more quickly commercialize new and improved seeds and traits for the market. We have both biotech traits and non-biotech traits. Our biotech traits for high biomass yield, nitrogen use efficiency, drought tolerance and altered flower development, among others, have been successfully evaluated in the field; however, they are still at least four years away from commercialization. We believe we were one of the first companies to implement the practice of developing biotech traits using two test species, rather than just one, which we believe allows us to more successfully select gene-trait combinations that enhance commercial crops. We believe that our ability to continue to apply our advanced research and development methods will enable us to further enhance our proprietary germplasm and traits portfolios going forward.

Extensive Proprietary Portfolios of Germplasm and Traits

While many companies have developed portfolios of germplasm or traits, we believe we are one of the only companies focused on dedicated energy crops that has large portfolios of both field-validated traits and germplasm, which includes thousands of specimens and breeding lines, as well as multiple pools of regionally adapted germplasm spanning northern temperate to tropical climates. We have also identified to date numerous genes and their relatives from different species that significantly enhance agriculturally relevant traits. Having both germplasm and field-validated trait portfolios allows us to leverage the synergies created by combining the two and facilitates innovation in a way that would not be possible with germplasm or traits alone. We believe new market entrants would need to cultivate several generations of germplasm to achieve performance equivalent to our current product portfolio, by which time we believe we will have further evolved our germplasm. Therefore, we believe our proprietary position would be difficult and time-consuming to replicate. We also believe that we have established a strong intellectual property position in plant genes, traits and energy crop germplasm. As of January 15, 2014, we owned or had exclusive licensed rights to approximately 90 issued patents and approximately 110 pending patent applications in the United States and in various foreign jurisdictions.

Management Team with Significant Industry Experience

Our Chairman, Walter De Logi, is one of the founders of Ceres. Dr. De Logi and Richard Hamilton, our Chief Executive Officer, have been with Ceres for 17 and 15 years, respectively, and have extensive experience in the field of agricultural biotechnology. Our experienced management team possesses a deep understanding of a variety of agricultural, chemical and industrial biotechnology businesses, including the seed industry, as well as our regional markets of Brazil, the United States and Europe. Our management team also includes top scientists and industry experts, some of whom have served in leadership roles at large, multinational corporations and have served on advisory committees for the U.S. Department of Energy.

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Our Strategy

Our objective is to be the leading provider of dedicated energy crop seeds and traits to the renewable energy industry, including first-generation biofuels, such as ethanol, as well as cellulosic biofuels, biopower and bio-based chemicals. We also plan to pursue other opportunities to leverage our traits and genetic technology platforms. Key elements of our business strategy include:

Expand Our Presence in Brazil

Brazil represents our largest immediate commercial opportunity and we have prioritized both product development and commercial resources for this market. Since our first industrial-scale trials in 2010-2011, we have significantly increased yields of fermentable sugars, and expect to continue to develop and launch new and improved seed products. We also continue to build commercial relationships directly with ethanol mills and mill suppliers. For the 2013-2014 sweet sorghum growing season, we have prioritized evaluations with leading mill groups and innovators. We also intend to expand our product development network with ethanol mills and other industry participants interested in, among other objectives, gaining experience with sorghum, determining yield potential and identifying specific products for their growing conditions. We believe the adoption of sweet sorghum in Brazil can follow similar rapid adoption curves seen for other seed and agricultural innovations. Our belief is based on the drop-in nature of our sweet sorghum products and industry feedback which indicates that rapid adoption can occur once mills reliably achieve economically attractive yields with our products.

Collaborate with Leading Companies to Develop the Market for Cellulosic Biofuels

We plan to play a significant role in the second-generation biofuels and bio-based chemicals market, which is developing more slowly than the industry originally anticipated, but that we believe will represent a significant opportunity. We are continuing to adjust the pace and nature of our research activities with these extended timelines in mind. As the industry develops, we intend to collaborate with leading cellulosic biorefining companies, technology providers and project developers to analyze feedstock supply plans and to produce optimized feedstocks that are tailored to meet the specifications of existing and new refining technologies.

Expand Our Business into New Markets

We intend to market our Blade Energy Crops brand as a symbol of quality, innovation and value across multiple biofuel, bio-based chemicals and biopower markets in a broad range of climates and geographies. We intend to use our large portfolios of field-validated traits and germplasm, combined with our advanced technology platforms, to develop products for a wide variety of niches and seize upon future market opportunities, regardless of the fuel or chemical molecule (e.g., ethanol, butanol, farnesene, biogasoline, biodiesel, biocrude), biochemical (e.g., bioplastics, lubricants) or engine choice (e.g., all-electric, E85, E15, diesel, hybrid, plug-in hybrid).

Build New Relationships and Enhance Established Collaborations in the Global Biopower Market

We believe that our switchgrass, high biomass sorghum and miscanthus crops can be used in power generation generally, and in particular, for co-firing with coal using the existing power generation infrastructure. To date, we have engaged in field trials of our energy crops with utility companies and independent power producers. We intend to cultivate collaborations with new parties, particularly those in Europe where we believe the market opportunity for biopower is more established today and the market need is more immediate in light of existing government regulations. For instance, field evaluations were commenced recently with two leading power companies in the U.K and Europe via our germplasm partner in the U.K. and an industry consortium.

Continue Innovation and New Product Development

We are continuing to develop innovative solutions using a broad range of technological tools, including genomics, biotechnology and proprietary bioinformatics in order to produce crop varieties with improved yields and other performance characteristics. We believe we can accomplish these goals by finding innovative ways to utilize and combine traits and germplasm to further enhance our products. We will also continue to develop varieties of seeds to meet the specific needs of growers in different geographic regions. For example, we have identified traits that will help optimize results for growers located in geographies with varying day lengths, rainfall, temperatures and soil composition (e.g., salt, aluminum and nitrogen).

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Pursue Additional Outlets for Our Technology and Genes

We intend to pursue additional outlets for our genetic technology and genes, including out-licensing opportunities with existing seed industry participants. For example, we believe other crops, such as corn, rice and soybean, can benefit from many of the traits and genetic technologies we are developing for dedicated energy crops, such as traits that provide drought tolerance. We have also generated many biotech traits specifically for cereal crops such as rice that increase grain yields and provide greater yield stability across environments.

Continue to Build Our Intellectual Property Portfolio

We believe we have established a strong intellectual property position in plant genes, traits and energy crop germplasm, based on the nature, size and filing dates of our patent portfolio and plant variety protection certificates. We believe we are one of the few companies focused on dedicated energy crops that have this combination of intellectual property assets. We use our integrated technology platforms to continually improve our products and develop innovations that will further strengthen our intellectual property position.

Our Technology Platforms

Our integrated technology platforms are a combination of existing genetic assets, specifically germplasm and traits, and competences in genomics and gene mapping, biotechnology and bioinformatics. Integration of these platforms allows us to improve our existing genetic assets as well as develop and commercialize new products from them.

We believe we are one of the only companies focused on dedicated energy crops that has large portfolios of both field-validated traits and germplasm, which includes thousands of specimens and breeding lines, as well as multiple pools of regionally adapted germplasm spanning northern temperate to tropical climates. We have also identified to date numerous genes and their relatives from different species that significantly enhance agriculturally relevant traits. Having both germplasm and field-validated trait portfolios allows us to leverage the synergies created by combining the two and facilitates innovation in a way that would not be possible with germplasm or traits alone.

We believe that our innovative integrated breeding and biotechnology approach allows us to efficiently identify traits, effectively express these traits in crops, and more quickly commercialize new and improved seeds and traits for the market.

Germplasm

We believe we have the most comprehensive germplasm collections for our dedicated energy crops. Our belief is based on the diversity and nature of the entries we have and how well they have been evaluated and measured and cataloged. Germplasm comprises collections of parental lines and other genetic resources representing the diversity of a crop, the attributes of which are inherited from generation to generation. Germplasm is a key strategic asset since it forms the basis of plant breeding programs.

Our early entry into the energy crop industry has allowed us to acquire access to valuable germplasm through strategic collaborations with leading institutions. We believe our competitors would need to cultivate several generations of germplasm to achieve performance equivalent to our current product portfolio, by which time we will have further evolved our germplasm. Therefore, we believe that we have a strong proprietary position that would be difficult and time-consuming to replicate. We are currently involved in three major germplasm development collaborations, each with a history of successful research and germplasm development in an energy crop. When we sell varieties developed during such collaborations, or based on the results of such collaborations, we will typically pay our collaborators royalties on net sales of such varieties.

Traits

We are able to further improve the quality of our future product offerings by adding our proprietary traits to our germplasm collections. The majority of our traits are developed through biotechnology, also known as genetic engineering. Biotechnology allows us to precisely add traits not readily achievable through conventional breeding methods. In most cases, the same trait can be added to multiple crops with similar effect. In some instances, a gene introduced through biotechnology may confer more than one beneficial trait, such as salt tolerance and drought tolerance. Our strategy is to focus on genes that have shown large, step increases in performance, and whose benefits are largely maintained across multiple species.

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We believe we were one of the first companies to implement the practice of developing biotech traits using two test species, rather than just one, which allows us to more successfully select gene-trait combinations that enhance commercial crops. Our current portfolio includes genes that have been shown to substantially increase sugar levels or biomass growth per plant as well as genes that have been shown to increase biomass under normal and reduced levels of nitrogen fertilizer. We have genes that allow plants to use water more efficiently and/or recover from water deficits more readily. We also have genes that have been shown to provide tolerance and enhanced recovery to both acute and prolonged salt stress, as well as withstand toxic levels of aluminum in the soil. In addition, we are developing genes that have demonstrated enhanced conversion of biomass to fermentable sugars and genes that regulate flower development.

Our biotech traits are at various stages of development in our pipeline. We are currently evaluating their performance in various target crops primarily through replicated, multi-year field evaluations. These evaluations are designed to validate the function of the gene and measure the performance of the biotech trait in a specific crop. To date, our field evaluations have largely confirmed previous results obtained in greenhouse and laboratory settings.

The commercial development of biotech traits in commercial crops is a multi-year process. Following transformation, when the selected gene is inserted in a target crop, the resulting plants are evaluated in the greenhouse for one to two years, and then in the field to confirm results for two to four years. Following field trials, specific gene-trait combinations are typically selected and, if required, submitted for regulatory approval, or deregulation, which has historically been a multi-year process in the United States and Brazil. Assuming these averages, we believe that we could introduce our first regulated biotech trait or traits to the market in 2018 at the earliest.

We also develop non-biotech traits, including Skyscraper, a commercially available trait that provides a significant increase in biomass yields. Since Skyscraper was identified and developed using molecular marker technology, we have been able to rapidly incorporate it into our elite breeding lines and commercial products.

We intend to price our traits based on the added value they create, which can vary by crop and geography. For our biotech traits, we are considering various pricing models, including separate annual trait fees per acre as well as blended seed and trait prices. For our commercial Skyscraper trait, a per-bag trait fee is included in the seed price. In row crops, we have licensed and intend to license our traits to existing market participants. These licensing agreements are expected to vary by crop, geography, the nature and economic benefit of the trait, and how well advanced the trait is within our pipeline. Future payments to us may be based on a percentage of sales or other performance metrics or milestones.

Research and Development Programs

In order to maintain the lead we have established through our combination of superior germplasm and field-validated traits, we have developed research and development expertise that we believe will allow us to continue to improve our offerings over time. To develop higher performing seeds and traits, we deploy a variety of research and development methods and tools, including genomics, conventional and marker-assisted breeding, agronomy and other genomics-based technologies.

For the fiscal years ended August 31, 2011, 2012 and 2013 and the three months ended November 30, 2012 and 2013, we spent $19.0 million, $19.2 million $16.4 million, $4.3 million and $4.4 million, respectively, on research and development, with the main emphasis on breeding and traits.

Genomics

Plant genomics involves the large-scale, simultaneous study of large numbers of genes, their effects and their interactions. One of our strengths in genomics involves our ability to organize the genetic data we amass into actionable information via proprietary relational databases, software and algorithms. In order to capitalize upon our internal catalog of genetic information as well as information in the public realm, we developed our own proprietary software, including our Persephone genome viewer software, which serves as an important tool for locating, mapping and annotating genetic information in plants. This software program has been non-exclusively licensed to Syngenta Biotechnology, Inc.

We believe that both our technological capabilities and proprietary knowledge base in the field of plant genomics are highly advanced, and their application to both our breeding program, through the development of trait-linked molecular markers, and our trait development program provides us a substantial competitive advantage. In general, we have focused our research efforts on determining gene function, gene regulation and finding which genes enhance desirable traits. In addition to identifying novel gene-trait combinations, our genomics tools allow us to work with large groups of genes and complex biological processes controlled by multiple genes.

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Conventional and Marker-Assisted Breeding

Plant breeding is the act of bringing together specific parent plants to produce a new “offspring” plant. This “cross,” as plant breeders call it, creates a new plant that will contain a mixture of the characteristics of its parents. The offspring are tested under various conditions to determine which has the superior combination of desired attributes. Further improvements are made by mating and continuing selection of superior parents and offspring through succeeding generations. Plant breeding allows researchers to identify plants with the most favorable combination of desired characteristics to serve as both parental lines and products.

In addition to conventional plant breeding, we believe that our genomics expertise makes the identification of proprietary molecular markers more direct and more comprehensive, which allows us to select key crop characteristics more rapidly and accurately than conventional plant breeding alone. Marker-assisted breeding integrates molecular biology and information systems with plant breeding to identify and flag important genetic sequences so that they can be readily found in seeds or plant tissue at any stage of plant development. This platform allows us to track and select the most effective combination of genes, increase the number of progenies and breeding lines created at early stages in the breeding program, and cull them using marker-based selection and thereby making greater gains per breeding cycle. Markers are especially useful when seeking to combine multiple non-biotech traits into elite commercial lines.

Agronomy

The performance of plant varieties and traits is influenced by the growing environment, which includes climate, day length, soil quality, pests, length of the growing season and crop management practices. Our network of field trials extends across numerous hardiness zones and regions. This network provides regional performance data and market fit information to support our research and commercialization efforts. In Brazil, for the 2013-2014 sorghum growing season, we have significantly expanded the number of locations and scope of field evaluations of our pre-commercial products and advanced breeding materials in Brazil in order to better position our future products among various geographies, growing conditions and production practices.

Our Current Product Lines and Product Pipeline

We believe that a portfolio of energy crops will be required to produce biofuel, biopower and bio-based chemicals at greater scale than today. The mix of crops will be heavily dependent upon geographic and climatic considerations, soil quality, storage characteristics and harvest timing, among other considerations.

The following table summarizes our product lines and product pipeline:

Crop	Status	Initial Geography	Primary Market Opportunity	Key Advantages
Sorghum, Sweet	Commercial	Brazil	Existing mills for ethanol and onsite biopower	Season extension; fast growing; quick scale up; low water usage
Sorghum, High Biomass	Commercial	U.S. and Brazil	Existing mills for onsite biopower; cellulosic biofuels and bio-based chemicals; utility-scale biopower	High yields; fast growing; low water usage
Switchgrass	Commercial	U.S. and Europe	Cellulosic biofuels and bio-based chemicals; utility-scale biopower	High yields; low water usage; perennial crop
Miscanthus	Seed-propagated varieties under development	U.S. and Europe	Cellulosic biofuels and bio-based chemicals; utility-scale biopower	High yields; highly efficient, perennial crop

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Sweet Sorghum

Sweet sorghum is a type of sorghum that accumulates free sugars in its stalk much like sugarcane. It is sown by seed, grows faster than sugarcane, and typically requires substantially less water and nitrogen fertilizer than sugarcane to grow to harvestable maturity. In Brazil, sweet sorghum can be planted from October through January, and harvested from February to May, or later if conditions permit. This complements sugarcane, which is grown year-round, but harvested from April to December depending on weather and market conditions. In practice, sweet sorghum juice is extracted through crushing in existing sugarcane equipment, and then fermented to fuel. The leftover biomass, called bagasse, is combusted for biopower like sugarcane bagasse. Because sweet sorghum plants mature more quickly than sugarcane, and reach optimal sugar levels at different times of the year, we believe existing sugar-to-ethanol mills can extend their operational season through the use of our sweet sorghum product by up to 60 days. Our current sweet sorghum product line consists of improved, proprietary seed varieties and hybrids developed through conventional and marker-assisted breeding. We are developing sweet sorghum hybrids that, among other objectives, provide greater yield potential and yield stability, offer higher sucrose purity, maintain peak sugar levels longer and have greater adaptation to various growing conditions and harvest times.

Experimental hybrids in our product development pipeline have demonstrated significantly higher yields than our current commercial products, with successive generations of hybrids demonstrating improved performance over the previous product generation. For example, in 2013 our top experimental hybrids achieved calculated yields ranging from 5,200 to 6,400 liters of ethanol per hectare at small plot evaluations in Florida compared to 2,800 to 3,900 liters in the prior year. While we do not expect to achieve these yield levels at commercial scale at the present time, these research-stage results demonstrate the genetic potential of hybrids already in our pipeline, and we believe support our ability to continue to improve yields and other performance characteristics. Further testing in Brazil will be required to confirm these research results, and substantially lower yields are expected as hybrids are advanced to larger-sized plantings which are affected by greater variability in weather, soil and other growing conditions.

High Biomass Sorghum

High biomass sorghum is a type of sorghum which is developed and grown primarily for enhanced biomass yield potential as opposed to sugar or juice content. High biomass sorghum is well suited for the generation of renewable electric power and the creation of cellulosic biofuels. Like other types of sorghum, high biomass types are seed propagated, and generally require less water and nitrogen fertilizer than Brazilian sugarcane and U.S.-grown corn. There are many similarities with sweet types and, in fact, some hybrids can be utilized for either purpose, depending on when they are planted and harvested, and how the crop is managed. Our current high biomass sorghum product line consists of improved hybrids developed through conventional and marker-assisted breeding. We are developing hybrids that offer, among other objectives, additional increases in biomass.

Switchgrass

Switchgrass is a perennial grass indigenous to North America that tolerates a wide range of environmental conditions and offers high biomass yield potential compared to many other perennial grasses and crop plants. It generally requires substantially less water and nitrogen fertilizer than corn, and can grow under semi-arid conditions. Like sorghum, switchgrass is seed propagated. As a perennial, switchgrass is generally not harvested for sale during the first year when the crop is being established. A properly managed stand of switchgrass may persist for a decade. However, we believe that producers will likely choose to upgrade to a new variety in approximately 5 to 7 years as new generations of switchgrass seeds with even higher yields or more desirable characteristics become available. Our current switchgrass products have demonstrated higher biomass yields on average over comparable varieties depending on the variety and trial location. In our development pipeline, we have switchgrass varieties that can offer additional increases in biomass, including the first hybrid switchgrass developed for bioenergy. These pre-commercial products represent an important step in switchgrass plant breeding and have shown significant yield increases over our current products.

Miscanthus

The Miscanthus genus includes several perennial species that have potential as dedicated energy crops. The variety adopted in the United States and Europe to date is a sterile hybrid of two miscanthus species. While biomass yields for this variety may exceed those of switchgrass within its region of adaptation, very large-scale production is not commercially feasible at this time due to prohibitive establishment costs and propagation speed. Through our collaboration with the Institute of Biological, Environmental, and Rural Sciences of Aberystwyth University in Wales, U.K., or IBERS, and the Sustainable Bioenergy Centre of the U.K.’s Biotechnology and Biological Sciences Research Council (BBSRC,) we are developing seed-propagated varieties that have the same high-yielding attributes of comparable vegetatively propagated miscanthus hybrids, yet with establishment costs and propagation speed more comparable to other energy crops. Extending the region of adaptation is another focus area.

Row Crops

Due to the conservation across species of mechanisms underlying traits, other crops can benefit from many of the biotech traits we have developed for energy crops. This provides us with an additional outlet for our technology and genes, and mitigates the cost and risk of trait development. We have chosen primarily to be a technology provider or a trait provider to companies in this sector, rather than a direct producer and marketer of seeds.

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We have already generated many biotech traits specifically for cereal crops, such as rice, that increase grain yields and provide greater yield stability across environments. Some of these have demonstrated double-digit percentage yield increases in rice, relative to average annual yield improvements for grain of approximately 1%, as reported by Economic Botany. In rice, our drought tolerance genes have also outperformed a competitor’s biotech drought trait in research evaluations. We have inferred from the trial data that our drought genes could maintain grain and biomass yields under the type of drought conditions that commonly afflict crop production. Moreover, in India, rice evaluations completed in November 2013 have confirmed that certain of our genes provided improved yield stability under drought and other stress conditions. These genes are currently being introduced into breeding lines by our commercialization partner in India. In China, field evaluations of several our biotech traits in corn have demonstrated significantly higher grain yields under drought conditions. The company intends to seek out-licensing opportunities for certain of these traits in corn after further evaluations next year. Based on these and similar results, we believe we have an industry leading biotech trait technology pipeline, with applications in numerous crops.

Seed Production and Operations

The production of commercial-scale quantities of seeds requires the multiplication of seeds through a succession of plantings and seed harvests. For perennials, like switchgrass, an established stand can produce saleable seed for multiple years. Annual seed crops like sorghum are planted for each seed harvest. Healthy seeds can remain saleable for several years if stored under optimal conditions. We produce commercial seed either on leased land managed by us or with contract seed producers. In the United States, we receive, condition, treat, package and warehouse our seed grown in the northern hemisphere at our seed warehouse and order fulfillment center in Amarillo, Texas. We anticipate that we will be able to warehouse and process up to 8 to 10 million pounds of seed annually at this facility, or about 1.5 million or 2 million acres of commercial switchgrass or sorghum production.

In Brazil and other countries in South America, we contract with farmers to produce our seeds. In addition, we work with several third parties who have complete production and packaging capabilities to complement our own production capabilities. All of these seeds are processed, packaged and warehoused by third parties who are experienced in these functions. This method of production is able to supply enough seeds to plant up to 250,000 hectares of commercial sweet sorghum. In the event we begin to generate orders in this range, we plan to invest in our own facilities to be able to handle production amounts capable of planting 2 million or more hectares of commercial sweet sorghum.

Sales and Marketing

We market our seed varieties and traits under the trade name Blade Energy Crops, or Blade. We are positioning Blade in the marketplace as a premium brand that represents the latest technology in energy crops. As a result, we price our proprietary products based on their added value, and not on production costs. Our seed prices are determined based on a series of complex considerations, including the best alternative use of land and perceived added value to growers and mill owners. Our pricing philosophy is to share a portion of the added value we create with our customers. Our Blade sorghum seeds are priced by the hectare in Brazil and by seed count, or M (M=1,000 seeds), in the United States. Switchgrass seed is priced by pounds of pure live seed, a common measurement used for grass crops.

We sell and distribute our seed products directly to our customers, which have included ethanol mills, utilities, independent power producers, cellulosic biofuel companies, individual growers and grower cooperatives. We also work with technology providers and other industry participants such as equipment manufacturers, enzyme or fermentation technology companies, to encourage the use of our products. We believe that, compared to the corn or soybean seed industry, our sales force can be significantly smaller due to the more consolidated nature and more vertically integrated business models of the bioenergy industry.

In Brazil, our market development activities typically include field evaluations of our current and experimental sorghum products at individual mills and mill groups, or their suppliers. These generally small-scale evaluations provide new and prospective customers an opportunity to gain first-hand experience with our Blade sorghum as well as identify the best mix of seed varieties for their growing conditions and harvest timelines. For mills with greater experience with our sorghum products, we sell and supply various seed products to support larger, commercial-scale evaluations and uses.

For the 2013-2014 sorghum growing season in Brazil, we have offered leading mill groups the opportunity to participate in sales incentive and promotional programs. In connection with certain of these programs, we could incur costs representing a portion of some customers’ production costs. In certain cases, we will participate directly in, and may incur certain unreimbursed costs for seed, crop production and agronomy services during this season.

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In the developing markets for cellulosic biomass and biopower, we are building our customer base primarily by forming collaborations with biorefineries, power generators and biomass users at their existing, planned and future facility locations. In the United States, these activities have typically included agronomy trials, harvest and handling evaluations, test conversions or burns, various post-harvest assays, and supply chain analysis. We conduct similar activities in Europe, although to a lesser extent than in the United States or Brazil at this time. In Europe, we are also working with local institutions to build brand recognition and to advance our research, especially in miscanthus, through our collaboration with IBERS and our membership with the U.K.’s Biotechnology and Biological Sciences Research Council (BBSRC).

Major Research Collaborations

Texas A&M University

In August 2007, we entered into an agreement with The Texas A&M University System, or Texas A&M, for the development and commercialization of high biomass sorghum, sweet sorghum and selected related crops as energy crops, together with the discovery of molecular markers for certain traits. The agreement was amended and restated in September 2011 and provides us with exclusive access to a highly regarded sorghum breeding program and the extensive sorghum genetics, breeding and genomics infrastructure of Texas A&M through September 2026. This agreement provides exclusive options and licenses to defined sorghum germplasm, elite sorghum breeding lines, parental lines, advanced hybrids and genomic markers. We fund the majority of the activities performed by Texas A&M pursuant to our Amended and Restated Sponsored Research Agreement, or the Sponsored Research Agreement. The specific research projects and budgets undertaken pursuant to such agreement will be determined by an Executive Committee comprised of two members from each of Texas A&M and us as set forth in the Sponsored Research Agreement. Ownership of intellectual property rights on results from the program work are allocated based on inventorship. Pursuant to our Sponsored Research Agreement and Amended and Restated Intellectual Property Rights Agreement, or the IP Rights Agreement, we have an option to obtain an exclusive world-wide commercial license to results of the program. Texas A&M has agreed not to conduct any activities in the field of our collaboration under an agreement which would grant rights to a third party during the term of our Sponsored Research Agreement. Our Sponsored Research Agreement expires in September 2026, unless terminated earlier pursuant to customary contract termination provisions or program inactivity. Our licenses on results of the joint program survive termination of the Sponsored Research Agreement and survive until, on a country-by-country basis, the expiration of all registered or patented intellectual property rights of Texas A&M covering the licensed line. Under the Sponsored Research Agreement, we were obligated to enter into good faith negotiations regarding our provision to Texas A&M of certain in-kind research support for Texas A&M’s use in performing project activities under the agreement. We satisfied this obligation by entering into a software license, use and access agreement with Texas Agrilife Research in April 2012, pursuant to which we provide them with up to two years of access to our proprietary Persephone genome viewer software, and by providing other relevant information.

We have entered into two exclusive world-wide license agreements with Texas A&M for sorghum lines. The terms of such exclusive license agreements provide that the licenses expire on a country-by-country basis upon the expiration of all registered or patented intellectual property rights of Texas A&M covering the licensed line. Pursuant to such agreements, we pay Texas A&M a royalty on sales of varieties developed using the licensed line at a rate that decreases from low double digits to low single digit rates as a percentage of sales when the licensed line is combined with lines from other sources to develop a variety. We also pay Texas A&M a royalty in the low double digits as a percentage of license income if we grant sublicenses and minimum royalties creditable against royalties on sales. Royalty rates for our current commercial varieties developed using lines licensed from Texas A&M are in the mid single digits as a percentage of sales. Minimum royalties payable to Texas A&M under these agreements escalate on a yearly basis and range from zero to $5,000 per year. We also bear reasonable expenses for intellectual property protection. Further, pursuant to our Amended and Restated Sponsored Research Agreement and Amended and Restated Intellectual Property Rights Agreement, we have an option to obtain an exclusive world-wide commercial license with the right to grant sublicenses to the inventions and sorghum lines resulting from our sponsored program. As of August 31, 2013, aggregate upfront license fees that have been paid or have become due to Texas A&M under these agreements have been $4,000. There are no milestone payments payable under our agreements with Texas A&M.

Pursuant to the IP Rights Agreement, we issued warrants in December 2011 to Texas A&M to purchase 66,666 shares of our common stock at an exercise price equal to $14.30. The warrants expire on September 24, 2026 and, subject to certain conditions, vest in equal installments on the fifth, tenth and fifteenth anniversary of the IP Rights Agreement.

The Samuel Roberts Noble Foundation, Inc.

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In May 2006, we entered into an agreement with the Samuel Roberts Noble Foundation, Inc., or the Noble Foundation, a non-profit agricultural institute, for the development and commercialization of switchgrass. This relationship provides us access to extensive breeding infrastructure and exclusive licenses to elite switchgrass varieties, breeding lines and advanced cultivars. We use our markers and other genomics technologies to expand the conventional and molecular breeding program in switchgrass at the Noble Foundation. The collaboration further encompasses the development of agronomic systems and management practices for switchgrass. Our funding commitments under this agreement are determined jointly with the Noble Foundation on a three-year project basis. All germplasm and plant varieties resulting from the joint program are jointly owned by us and the Noble Foundation, while the ownership of other intellectual property rights is allocated based on inventorship, except that Noble Foundation inventions resulting from projects to which we provide a financial contribution are jointly owned. Further, pursuant to our Master Research Agreement, the Noble Foundation has agreed to grant us an exclusive world-wide license with the right to grant sublicenses to exploit commercially the results of our joint collaboration program, subject to paying the Noble Foundation a reasonable remuneration to be negotiated in good faith. There are no upfront license fees or milestone payments payable under any of our agreements with the Noble Foundation. The Noble Foundation has agreed not to collaborate with or perform any activities for the benefit of or grant any rights to third parties in the field of switchgrass without our prior written consent, subject to certain exceptions. This agreement expires in May 2026, unless terminated earlier pursuant to customary contract termination provisions or under certain circumstances, for example if either party ceases substantially all activities in switchgrass, if the institutional mission, purpose or structure of the Noble Foundation changes substantially and adversely affects the Noble Foundation’s ability to satisfy its obligations under the agreement, or if no active collaborative research projects exist for more than two years.

We have entered into exclusive license agreements with the Noble Foundation for three switchgrass varieties, which the Noble Foundation has licensed on an exclusive basis from the University of Georgia Research Foundation, or UGARF. Such agreements provide that we will file for intellectual property protection on such varieties at our expense in the joint names of the Noble Foundation and UGARF. The term of each such exclusive license agreement is, on a jurisdiction-by-jurisdiction basis, the longer of the duration of the intellectual property rights covering the licensed variety or 15 years from the first sale of the licensed variety in such jurisdiction. Pursuant to one agreement, we pay the Noble Foundation a royalty on sales that ranges from mid single digits to low double digits as a percentage of sales and a royalty on license income in low double digits as a percentage of license income if we grant sublicenses and minimum royalties creditable against royalties on sales and license income. Pursuant to the second agreement, we pay the Noble Foundation a royalty on sales in mid single digits as a percentage of sales, a royalty on license income in the low double digits as a percentage of license income if we grant sublicenses and minimum royalties creditable against royalties on sales and license income. The minimum royalties payable to the Noble Foundation under these agreements escalate on a yearly basis and range from $2,500 to $20,000 per year, per variety.

In addition, we have an outstanding exclusive option to enter into an exclusive license to two switchgrass varieties, which the Noble Foundation has the exclusive option to license, or to the extent exercised, an exclusive license from UGARF. Such option is exercisable at any time, by Ceres providing written notice to Noble, but no later than twelve months from the respective release date of the subject switchgrass variety. The respective release dates have not been set yet. The royalty rates on such varieties are not yet determined.

Institute of Biological, Environmental and Rural Sciences of Aberystwyth University

In April 2007, we entered into an agreement with IBERS for morphological characterization, genetic evaluation, and the development and commercialization of miscanthus species as an energy crop. This relationship provides us access to an extensive scientific research infrastructure and an exclusive world-wide license with the right to grant sublicenses to exploit commercially the results of our joint collaboration program, subject to paying IBERS a reasonable remuneration to be negotiated in good faith, including exclusive licenses to miscanthus germplasm, breeding lines and varieties produced by IBERS, except that IBERS has a non-exclusive license in the United Kingdom to varieties resulting from the joint program. We use our expertise in genomics-based technologies and plant breeding to expand the miscanthus breeding program at IBERS. Our funding commitments under this agreement are determined jointly with IBERS on a project basis. All germplasm and plant varieties resulting from the joint program are jointly owned by us and IBERS, while the ownership of other intellectual property rights is allocated based on inventorship, except that IBERS inventions resulting from projects to which we provide a certain financial contribution are jointly owned. Unless otherwise agreed, license agreements for released varieties will be based on a model license agreement, the duration of which will be until the expiration of the intellectual property rights covering the variety in a given jurisdiction, or in those jurisdictions in which the licensed variety is sold but no such intellectual property rights are obtained, until the tenth anniversary of the first sale of such variety in such jurisdiction. Pursuant to the model license agreement, we have agreed to pay royalties based on sales that range from low to mid single digits as a percentage of sales and royalties on license income at rate to be negotiated. To date, we have not entered into any specific license agreements with IBERS. IBERS has agreed not to collaborate with or perform any activities for the benefit of or grant any rights to third parties in the field of miscanthus without our prior written consent, subject to certain exceptions. This agreement expires on March 31, 2022, unless terminated earlier pursuant to customary contract termination provisions or under certain circumstances, for example if either party ceases substantially all activities in miscanthus, or if no active collaborative research projects exist for more than two years. We have entered into a collaboration agreement with IBERS and certain other U.K. academic and commercial entities pursuant to which certain research and development activities covered by our original collaboration agreement with IBERS have been integrated into a collaborative project involving these parties. The collaboration project benefits from funding by certain U.K. government agencies, however, we anticipate that we will continue to fund our obligations at current levels including providing some of our ongoing activities as contributions in kind. This arrangement does not involve any significant modification to our intellectual property and commercialization rights as set forth in our original collaboration agreement with IBERS. There are no upfront license fees, milestone payments or minimum royalties payable under our agreement with IBERS.

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Chinese Academy of Agricultural Sciences

Our high-throughput field evaluations of rice are conducted in China by the Institute of Crop Sciences of the Chinese Academy of Agricultural Sciences, or ICS. Pursuant to our Collaboration Agreement for rice, ICS performs transformation of rice with our genes, evaluates the transformed rice plants in the field according to detailed protocols, and reports results and observations to us. We own all results and intellectual property resulting from such activities. We pay ICS for the services pursuant to an agreed upon budget. The program is due to expire on December 31, 2015. We believe, and our results have confirmed, that by selecting genes that perform similarly in both of our model plant species, we can readily identify superior genes among thousands of candidates.

Monsanto Company

In April 2002, we entered into a multi-year discovery and development collaboration with Monsanto Company focused on applying genomics technologies to identify genes that provide improvements in corn, soybean and certain other row crops. Pursuant to this agreement, Monsanto licensed rights to a portion of our trait discovery pipeline in certain row crops in exchange for license payments over several years. Monsanto also funded a research program with us, which was completed in 2007. The term of this agreement continues for the life of the last patent licensed pursuant to the agreement. The licenses granted to Monsanto are royalty-bearing, subject to patent protection. The intellectual property rights on inventions conceived by us pursuant to the collaboration vest in us and Monsanto has certain exclusive and non-exclusive licenses to the results of the collaboration activities for certain row crops. We believe the $137 million transaction with Monsanto, a market leader in crop biotechnology, validated our technology platforms and provided us a channel to begin to deploy our traits into corn, soybean and other commodity crops. We remain free under this agreement to develop and commercialize the genes and traits developed under this collaboration for deployment in our energy crops and certain other crops such as rice. With respect to corn, soybean and other row crops, we are free to license some of the genes discovered during this collaboration on a non-exclusive basis to third parties. We can also develop and exclusively license to third parties genes not covered under this agreement and which we have subsequently developed for use in corn, soybean and other row crops.

Research Activity Costs

At November 30, 2013, the future minimum payments under the Company’s research collaboration agreements are as follows:

(in thousands)
Remaining nine months of 2014	$2,622
2015	2,977
2016	2,966
2017	613
$9,178

Enabling Technologies

We have developed or acquired licenses to certain technologies that we deem necessary or useful for the development of biotech traits, which while under development remain several years away from commercialization. Such licenses include a non-exclusive license from Monsanto to a transformation technology and certain other technologies, pursuant to which we will pay Monsanto a royalty on sales in the low single digits as a percentage of sales of products covered by the licensed patents. This agreement with Monsanto will terminate upon the expiration of the last patent under certain patent rights listed in the agreement. Such licenses further include an exclusive license with Cambridge Enterprise Ltd. (formerly known as Cambridge University Technical Services Ltd.) to a technology developed at the University of Cambridge (United Kingdom) to regulate gene activity, pursuant to which we will pay a royalty on sales in the low single digits as a percentage of sales of products covered by the licensed patents and a royalty in the low single digits as a percentage of license income. Pursuant to the agreement, the maximum milestone payments payable by us are $250,000. All such milestone payments have been made. The agreement with Cambridge Enterprise Ltd. will expire on the date of the expiration of the last-to-expire patent licensed under the agreement. We expect that the presently issued U.S. patent under this agreement will expire in 2023.

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Intellectual Property

We seek to protect our plant genes, traits, energy crop germplasm and other technology and know-how under patent, plant variety protection, plant breeders’ rights, copyright, trademark and trade secret laws. Protection of products, technology and trade secrets is also maintained using confidential disclosure agreements entered into by our employees, consultants and potential and actual third party collaborators. From time to time, we align our intellectual property strategy and portfolio with our business objectives, which since November 2012, has resulted in a reduction in the total number of issued patents, exclusively licensed rights to patents and pending patent applications. As of January 15, 2014, we owned or had exclusive licensed rights to approximately 90 issued patents and approximately 110 pending patent applications in the United States and in various foreign jurisdictions. The patents for Ceres-developed inventions are set to expire beginning in 2020. Our patents or patent applications generally relate to compositions of matter for DNA and protein sequences, plants and plant parts, methods of improving plants and seed products. In addition, we hold numerous applications for patents, Plant Variety Protection certificates and plant breeders’ rights for our commercial varieties, hybrids and inbreds, as well as for methods for the improvement, propagation, production, and use of dedicated energy crops. Our filings in foreign jurisdictions, such as Europe and Brazil are generally targeted to the products we plan to offer in those respective markets. We continue to file new patent applications, for which terms generally extend 20 years from the filing date in the United States. The duration of plant variety protection and plant breeder’s rights protection varies among jurisdictions, e.g., the duration is 20 years from issue in the United States, 25 years from filing in Europe, and 15 years from grant of a Provisional Certificate of Protection in Brazil. Our registered and pending trademarks in the United States and in selected foreign countries include Ceres, The Energy Crop Company, Blade Energy Crops, Blade and Skyscraper.

Government Grant Awards

Grant awards help mitigate the costs and risks of developing new products and have historically allowed us to broaden the scope and speed of our research and development activities. Over the past five years, we have received several grants from the DOE, the USDA, the USAID, and the joint USDA/DOE BRDI program as well as state-level grants. These have allowed us to investigate the use of our biotech traits for increased yield, nitrogen use efficiency, flowering regulation, improved carbon sequestration, drought and salt tolerance, and enhanced biochemical conversion in crops. Our grant revenue totaled $2.4 million in the fiscal year ended August 31, 2013.

Significant Customers

For the fiscal year ended August 31, 2013, Syngenta, ARPA-E, USAID and Campbell Soup Company represented 22.5%, 21.2%, 20.2% and 14.5% of our revenues, respectively. For the three months ended November 30, 2013, ARPA-E, USAID and Excelus represented 44.4%, 33.6% and 13.9% of our revenues, respectively.

Competition

The renewable energy industry is rapidly evolving and new competitors with competing technologies are regularly entering the market. We expect to face competitors on multiple fronts. First, we expect to compete with other providers of seed and vegetative propagation materials in the market for sweet sorghum, high biomass sorghum, switchgrass and miscanthus. We anticipate that as the market develops and our products gain market acceptance, additional competitors will be attracted to this opportunity and produce their own seed varieties. Second, we believe that new as yet unannounced crops will be introduced into the renewable energy market and that existing energy crops will attempt to gain even greater market share. Existing crops, such as corn, sugarcane and oil palm trees, currently dominate the biofuels market. Based on our experience with current and potential customers, we believe the primary competitive factors in the energy crop seed industry are yield, performance, scale, price, reliable supply and sustainability.

Our principal competitors may include major international agrochemical and agricultural biotechnology corporations, such as Advanta India Limited, The Dow Chemical Company, Monsanto Company, Pioneer Hi-Bred (DuPont), KWS Saat AG and Syngenta AG, all of which have substantially greater resources to dedicate to research and development, production or marketing than we have and some of which are selling or have announced plans to sell competitive products in our markets. We also face direct competition from other seed companies and biotechnology companies, and from academic and government research institutions. New competitors may emerge, including through consolidation within the seed or renewable energy industry. We are unable to predict what effect evolution of the industry may have on price, selling strategies, intellectual property or our competitive position. In the broader market for renewable energy, we expect to face competition from other potential feedstocks, including biomass residues from food crops, forestry trimmings and municipal waste materials as well as other energy crops.

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Regulatory Matters

Some of our products and operations are subject to complex regulations.

U.S. Regulatory Process for Our Biotechnology Products

Under the Plant Protection Act of 2000, regulatory approval is required before the introduction, including the environmental release, interstate movement, and importation, of certain genetically engineered organisms, including many of our biotechnology products. The primary U.S. regulatory agency overseeing field testing and deregulation for commercialization of our biotechnology products is the United States Department of Agriculture, or USDA. Should our products intended for the U.S. market include herbicide-tolerance or pesticidal traits, they would fall under the additional regulatory oversight of the Environmental Protection Agency, or EPA. Moreover, review by the Food and Drug Administration, or FDA, would be required for our biotechnology products should they be intended for food or animal feed uses.

The Biotechnology Regulatory Services, or BRS, within the USDA’s Animal and Plant Health Inspection Service, or APHIS, has direct oversight of the field-testing and deregulation of our biotechnology products. In the typical product development process for regulated biotechnology traits, approval by APHIS initially is required for field testing of a new product. In determining whether to grant a permit and what conditions to impose, APHIS considers any possible impacts of the field test on the environment and any endangered or threatened species. The permitting process for the establishment of initial field tests typically ranges from two to four months, but can be significantly longer for novel products or circumstances. If successful, APHIS authorizes field testing for a period in a specific location. As of January 15, 2014, we have been granted permits for field trials of certain of our biotechnology products in development in four field test locations, located in Arizona, Georgia, Tennessee and Texas. We are currently trialing, or intend to trial, several biotech traits in switchgrass, miscanthus and sorghum.

We must petition APHIS to deregulate certain of our biotechnology products before being able to commercialize the product. The petition process is a multi-year process that varies based on a number of factors, including the extent of the supporting information required, the nature and extent of review by APHIS, including the type and scope of the environmental review conducted, and the number and types of public comments received. Deregulation of a product is not a guaranteed outcome when a petition to deregulate a biotechnology plant is submitted to APHIS. Assuming these averages, we believe that we could introduce our first biotech trait or traits to the market in 2018 at the earliest.

Some of our biotechnology products are not regulated by APHIS. For instance, since April 2012, at our request, APHIS confirmed to us that, based on our description of the origin and development of one of our high-yield traits, certain experimental switchgrass lines were not regulated articles. We believe that the ruling from APHIS will make it more cost-effective for us to develop this trait in energy crops. As a member of the Excellence Through Stewardship organization, we continue to follow standard stewardship procedures for field evaluations of this trait. These switchgrass lines may still be subject to other applicable regulatory authorities such as EPA and FDA.

Brazilian Regulatory Process for Our Biotechnology Products

In Brazil, the approval of biotechnology products is regulated by the National Technical Commission of Biosafety, Comissão Técnica Nacional de Biossegurança, or CTNBio, under the Ministry of Science and Technology. Members of CTNBio include specialists with scientific and technical knowledge, ministerial representatives of the federal government and specialists from other areas, such as consumer defense and family farming, that meet regularly to review applications. CTNBio has developed guidance describing the information required as part of an application for commercial approval of a biotechnology product. Once an application is submitted it is analyzed by a team of reviewers who then present the application to the broader committee for a decision. The review team or the committee can request additional information from the applicant. The application process is generally an iterative process with the applicant providing additional data for review and consideration at subsequent meetings until all the reviewers’ and the committee’s questions have been resolved. During the review process, CTNBio will evaluate the need for further environmental impact assessments. CTNBio may conduct public hearings on certain products to seek additional input. Prior to commercialization, biotechnology products must also be approved by the National Biosafety Council, or CNBS, which reviews any socio-economic aspects or national interests that may be implicated. In March 2012, we received a Certificate of Quality in Biosafety from CTNBio, which allows us to submit requests to import and evaluate plants with traits developed through biotechnology at our plant breeding facility in Centralina, Minas Gerais. At present, we have not obtained approval in Brazil for field trials of our biotech traits in sorghum, however, we are conducting such field trials in the U.S. Our current commercial product offerings in Brazil do not include biotech traits, therefore, and are not subject to CTNBio oversight.

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European Regulatory Process for Our Biotechnology Products

The European Union, or EU, has established a legal framework for activities involving what it describes as “genetically modified organisms,” or GMOs, and some of our biotechnology products will fall within the scope of this legislation. Development field trials and commercial introduction are governed by European Directive 2001/18/EC on the introduction into the environment of GMOs. This Directive requires activities with GMOs in the open environment to obtain a mandatory approval before the activity can be initiated and provides principles for environmental risk assessment and evaluation of the risk assessment by independent expert panels. The procedure for field trials requires submission of an application substantiated with scientific information to the national authority of the Member State within whose territory the experimental release is to take place. This authority will typically request the advice of a national expert panel and decide whether the trial can proceed, possibly with additional conditions. While the procedure is harmonized, there are differences among Member States. The European Commission and Member States review and adapt the GMO framework regularly. Several scientific advisory bodies, most prominently the European Food Safety Authority, update their guidance notes and recommendations on data requirements. Finally, the political acceptance of biotech traits crops is known to differ considerably between Member States and between consecutive governments in a Member State. Therefore, it is not possible to predict the outcome of any application made in the EU. We are not currently subject to the GMO oversight as our current product offerings in the EU do not include biotechnology products. However, we do anticipate introducing biotechnology products in the EU in the future.

Other Regulation

Phytosanitary Certification. Nearly all countries, including the United States and Brazil, and many local jurisdictions, require phytosanitary certificates to import seed or plant materials. These certificates, issued by government agricultural inspectors where seeds or plants are produced or packaged, attest that seeds or plants are clean, free of prohibited impurities and have been tested for the presence of various pathogens that can be carried in or on the seeds or plant tissue. We obtain such certificates when necessary, including in connection with the use of our seeds for research or sample testing.

Seed and Plant Variety Registration. Seed and plant variety registration provides an organized system for protecting seed and plant variety owners as well as growers from misleading marketing practices. Registration of seed and plant varieties is voluntary in the United States under the Federal Seed Act. Applicants must attest that their product is phenotypically unique; that is, verifiably different from varieties that currently exist in the market. A similar system exists in Brazil, the European Union and many other countries; however, the registration process itself may be more regulated, and is sometimes required prior to the commencement of seed sales. In Brazil, sweet sorghum requires two seasons of trial data to be registered, which must be completed prior to the commencement of sales. We have received the necessary governmental variety registrations for the sweet sorghum varieties we are marketing in Brazil. Similarly, in the European Union, two years of field trials with a national authority are typically required to receive registration. Registration is required prior to the commencement of sales for new sorghum seed varieties; there is no registration requirement for switchgrass or miscanthus at this time.

Regulation of Laboratory and Greenhouse Activities. The use of genetically engineered organisms in laboratory and greenhouse facilities is subject to rules intended to ensure that such organisms are handled safely and do not pose an unacceptable risk to human health or the environment. Our current biosafety level requires a low level of containment for experiments involving our plants with biotechnology traits. In addition, our laboratory and field activities inherently involve the use of potentially hazardous materials, which are subject to health, safety and environmental regulations. Our infrastructure, procedures and equipment are designed to meet our obligations under these regulations. We perform recurring internal and third-party audits and provide employees ongoing training and support, as required.

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PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock, as of January 15, 2014, by:

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our voting securities;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes any shares over which the individual or entity has sole or shared voting power or investment power. The information does not necessarily indicate beneficial ownership for any other purpose. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, to our knowledge the persons named in the table below have sole voting and investment power with respect to all shares of common stock beneficially owned.

Percentage ownership of our common stock in the table is based on 25,204,602 shares of our common stock outstanding on January 15, 2014. The number of shares beneficially owned by each person or group as of January 15, 2014 includes shares of common stock that such person or group had the right to acquire on or within 60 days after January 15, 2014, upon the exercise of options and warrants. References to options and warrants in the footnotes of the table below include only options and warrants outstanding as of January 15, 2014 that were exercisable on or within 60 days after January 15, 2014. For the purposes of calculating each person’s or group’s percentage ownership, stock options and warrants exercisable within 60 days after January 15, 2014 are included for that person or group but not the stock options or warrants of any other person or group.

Information in the table is derived from SEC filings made by such persons on Schedule 13D, Schedule 13G and/or under Section 16(a) of the Exchange Act and other information received by us. Except as otherwise set forth below, the address of the beneficial owner is c/o Ceres, Inc., 1535 Rancho Conejo Blvd., Thousand Oaks, CA 91320.

Name and Address of Beneficial Owner	Number (#)	Percentage (%)
5% Stockholders
Artal Luxembourg S.A. (1)	4,683,914	18.23%
Ambergate Trust (2)	3,265,232	12.73
Warburg Pincus Private Equity IX, L.P. (3)	2,922,345	11.39
Oxford Bioscience entities (4)	1,845,190	7.32
Wellington Management Company, LLP (5)	1,285,395	5.10

Directors and Named Executive Officers
Walter De Logi (6)	544,994	2.16
Pascal Brandys (7)	100,232	*
Raymond Debbane (1)(8)	32,339	*
Richard Flavell (9)	241,015	*
Robert Goldberg (10)	226,046	*
Daniel Glat	—	*
Richard Hamilton (11)	992,779	3.82
Thomas Kiley (12)	93,203	*
David B. Krieger (3) (13)	2,934,011	11.43
Edmund Olivier (4) (14)	1,882,752	7.47
Cheryl Morley (15)	11,666	*
Paul Kuc (16)	274,536	1.08
Jefferson J. Gwyn (17)	149,877	*

All directors and executive officers as a group (16 persons)	7,780,295	28.55%

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*	Less than 1%

(1)	Includes 491,747 shares of common stock that may be acquired pursuant to the exercise of warrants held by Artal Luxembourg S.A. Raymond Debbane, one of our directors, is a director of Artal Group S.A. Artal Group S.A. is the parent entity of Artal International S.C.A., which is the parent entity of Artal Luxembourg S.A. Mr. Debbane disclaims beneficial ownership of the shares and shares underlying warrants held by Artal Luxembourg S.A., except to the extent of his pecuniary interest therein. The address for Artal Luxembourg S.A. is 105 Grand-Rue, L-1661, Luxembourg.

(2)	Represents 2,606,232 shares of common stock held by Rothschild Trust Guernsey Limited as Trustee F/B/O the Ambergate Trust, or Rothschild, and 359,000 shares of common stock held by The Lynda De Logi trust. Includes 453,866 shares of common stock that may be acquired pursuant to the exercise of warrants held by Rothschild. Mr. De Logi is the settlor of the Ambergate Trust and one of the beneficiaries. Mr. De Logi disclaims beneficial ownership of the shares held by the Ambergate Trust. The address for Rothschild is PO Box 472, St. Julian’s Court, St. Julian’s Avenue, St. Peter Port GY1 6AX, Guernsey.

(3)	Includes 461,538 shares of common stock that may be acquired pursuant to the exercise of warrants held by Warburg Pincus Private Equity IX, L.P., a Delaware limited partnership, or WP IX. The general partner of WP IX is Warburg Pincus IX LLC, a New York limited liability company, or WP IX LLC. Warburg Pincus Partners LLC, a New York limited liability company, or WP Partners, is the sole member of WP IX LLC. Warburg Pincus & Co., a New York general partnership, or WP, is the managing member of WP Partners. WP IX is managed by Warburg Pincus LLC, a New York limited liability company, or WP LLC. David B. Krieger, one of our directors, is a Managing Director of WP LLC and a General Partner of WP. The shares and shares underlying warrants acquired by WP IX are reflected as indirectly owned by Mr. Krieger because of his affiliation with the Warburg Pincus entities. Mr. Krieger disclaims beneficial ownership of the shares and shares underlying warrants held by WP IX, except to the extent of his pecuniary interests therein. Charles R. Kaye and Joseph P. Landy are Managing General Partners of WP and Managing Members and Co-Presidents of WP LLC and may be deemed to control the Warburg Pincus entities. Messrs. Kaye and Landy disclaim beneficial ownership of all shares held by the Warburg Pincus entities. The address for WP IX, WP IX LLC, WP Partners, WP, WP LLC, the Warburg Pincus entities and Messrs. Kaye, Krieger and Landy is 450 Lexington Avenue, New York, NY 10017.

(4)	Represents 776,515 shares of common stock held by Oxford Bioscience Partners II, L.P., 103,229 shares of common stock held by Oxford Bioscience Partners (GS-Adjunct) II, L.P., 221,110 shares of common stock held by Oxford Bioscience Management Partners II, 162,406 shares of common stock held by Oxford Bioscience Partners (Adjunct) II, L.P. and 581,930 shares of common stock held by Oxford Bioscience Partners (Bermuda) II, Limited Partnership. OBP Management II L.P. is the general partner of Oxford Bioscience Partners II L.P., Oxford Bioscience Partners (Adjunct) II L.P. and Oxford Bioscience Partners (GS-Adjunct) II L.P. Edmund Olivier, Alan Walton, Cornelius Ryan and Jonathan Fleming are the general partners of OBP Management II L.P. OBP Management (Bermuda) II Limited Partnership is the general partner of Oxford Bioscience Partners (Bermuda) II Limited Partnership. Edmund Olivier, Alan Walton, Cornelius Ryan and Jonathan Fleming are the general partners of Oxford Bioscience Partners (Bermuda) II Limited Partnership. Messrs. Olivier, Walton, Ryan and Fleming all disclaim beneficial ownership of the shares except to the extent of their pecuniary interests therein. The shares acquired by the Oxford Bioscience entities are reflected as indirectly owned by Mr. Olivier because of his affiliation with the Oxford Bioscience entities. The address for Oxford Bioscience Partners is 535 Boylston Street, Suite 402, Boston, MA 02116.

(5)	Wellington Management Company, LLP reported that it has shared voting power over 1,245,300 shares of common stock and shared dispositive power over 1,285,395 shares of common stock. The address for Wellington Management Company, LLP is 280 Congress Street, Boston, MA 02210.

(6)	Includes 11,666 shares of common stock issuable pursuant to stock options exercisable within 60 days of January 15, 2014. Also includes 53,330 shares of common stock held by Lynda De Logi, Walter De Logi’s spouse.

(7)	Includes 41,666 shares of common stock issuable pursuant to stock options exercisable within 60 days of January 15, 2014, 1,042 of which are unvested and early exercisable and would be subject to a right of repurchase in our favor upon Mr. Brandys’ cessation of service with us prior to vesting.

(8)	Includes 11,666 shares of common stock issuable pursuant to stock options exercisable within 60 days of January 15, 2014.

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(9)	Includes 128,832 shares of common stock issuable pursuant to stock options exercisable within 60 days of January 15, 2014, 6,223 of which are unvested and early exercisable and would be subject to a right of repurchase in our favor upon Dr. Flavell’s cessation of service with us prior to vesting.

(10)	Includes 188,026 shares of common stock held by The Robert B. Goldberg Revocable Living Trust and 38,020 shares of common stock issuable pursuant to stock options exercisable within 60 days of January 15, 2014, 1,042 of which are unvested and early exercisable and would be subject to a right of repurchase in our favor upon Dr. Goldberg’s cessation of service with us prior to vesting.

(11)	Includes 114,400 shares of restricted stock held by Dr. Hamilton, 33,333 shares of common stock held by the Richard Hamilton 2011-Ceres GRAT and 772,347 shares of common stock issuable pursuant to stock options exercisable within 60 days of January 15, 2014, 31,112 of which are unvested and early exercisable and would be subject to a right of repurchase in our favor upon Dr. Hamilton’s cessation of service with us prior to vesting.

(12)	Includes 56,666 shares of common stock issuable pursuant to stock options exercisable within 60 days of January 15, 2014, 1,042 of which are unvested and early exercisable and would be subject to a right of repurchase in our favor upon Mr. Kiley’s cessation of service with us prior to vesting. Also includes 14,743 shares of common stock held by The Kiley Revocable Trust and 5,128 shares of common stock issuable upon the exercise of warrants held by The Kiley Revocable Trust.

(13)	Includes 2,922,345 shares of common stock held by WP IX, including the 461,538 shares identified in footnote 3. Also includes 11,666 shares of common stock issuable pursuant to stock options exercisable within 60 days of January 15, 2014.

(14)	Includes 11,666 shares of common stock issuable pursuant to stock options exercisable within 60 days of January 15, 2014. Also includes 1,845,190 shares of common stock identified in footnote 4 and 25,896 shares of common stock held by the Edmund and Ellen Olivier Revocable Family Trust.

(15)	Consists of 11,666 shares of common stock issuable pursuant to stock options exercisable within 60 days of January 15, 2014.

(16)	Includes 88,201 shares of restricted stock held by Mr. Kuc and 173,169 shares of common stock issuable pursuant to stock options exercisable within 60 days of January 15, 2014, 8,307 of which are unvested and early exercisable and would be subject to a right of repurchase in our favor upon Mr. Kuc’s cessation of service with us prior to vesting.

(17)	Includes 18,267 shares of restricted stock held by Dr. Gwyn and 119,144 shares of common stock issuable pursuant to stock options exercisable within 60 days of January 15, 2014, 8,307 of which are unvested and early exercisable and would be subject to a right of repurchase in our favor upon Dr. Gwyn’s cessation of service with us prior to vesting. On October 11, 2013, we and Dr. Gwyn mutually agreed to end his employment effective March 31, 2014.

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DESCRIPTION OF CAPITAL STOCK

General

The following summary of our capital stock is based on certain provisions of our amended and restated certificate of incorporation and bylaws and on the applicable provisions of the Delaware General Corporation Law, or DGCL. This summary does not purport to be complete and is qualified in its entirety by reference to the applicable provisions our amended and restated certificate of incorporation and bylaws and the DGCL. For information on how to obtain copies of such documents, please refer to the heading “Where You Can Find More Information” in this prospectus.

Our authorized capital stock consists of 500,000,000 shares, with a par value of $0.01 per share, of which:

•	490,000,000 shares are designated as common stock; and

•	10,000,000 shares are designated as preferred stock.

In September 2013, our Audit Committee recommended, and in December 2013, our Board of Directors approved, subject to stockholder approval, an amendment to our amended and restated certificate of incorporation to decrease our authorized shares of common stock from 490,000,000 shares to 240,000,000 shares. We will seek such approval from our stockholders at our 2014 annual meeting of stockholders on March 7, 2014.

As of January 15, 2014, we had outstanding 25,204,602 shares of common stock, held of record by approximately 182 stockholders, and no shares of preferred stock. In addition, as of January 15, 2014, we had outstanding options to acquire 3,321,731 shares of common stock.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders and do not have cumulative voting rights. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive ratably any dividends declared by our board of directors out of assets legally available. Upon our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock.

Preferred Stock

Pursuant to our amended and restated certificate of incorporation, our board of directors has the authority, without further action by our stockholders, to issue from time to time up to 10,000,000 shares of preferred stock in one or more series. Our board of directors may designate the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms and the number of shares constituting any series or the designation of any series. The issuance of preferred stock or even the ability to issue preferred stock could have the effect of delaying, deterring or preventing a change in control.

Warrants

As of November 30, 2013, we had warrants outstanding to purchase 2,082,045 shares of our common stock.

In December 2011, we issued warrants to purchase 66,666 shares of our common stock to Texas A&M at an exercise price equal to $14.30 The warrants expire on September 24, 2026 and, subject to certain conditions, vest in equal installments on the fifth, tenth and fifteenth anniversary of our Amended and Restated Intellectual Property Rights Agreement with Texas A&M.

In June 2010, we issued warrants to purchase 1,025,640 shares of our common stock at an exercise price of $19.50 per share in connection with a private placement of convertible preferred stock. These warrants expire on June 24, 2020.

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In January 2010, we entered into a Loan and Security Agreement with Silicon Valley Bank, or SVB, to finance qualified equipment purchases, pursuant to which we granted SVB warrants to purchase shares of our convertible preferred stock at an exercise price of $6.50 per share. Upon completion of our IPO, these warrants were automatically converted into warrants to purchase approximately 14,358 shares of common stock at an exercise price of $19.50 per share. These warrants expire on February 29, 2020.

In September 2007, we issued warrants to purchase 769,229 shares of our common stock at an exercise price of $19.50 per share in connection with a private placement of convertible preferred stock. These warrants expire on September 4, 2015.

In August 2007, we entered into an agreement with Texas A&M University, pursuant to which we granted Texas A&M University a warrant to purchase 66,666 shares of our common stock for an exercise price of $30.00 per share. The warrant vests in various installments based on certain research and commercialization milestones being met and will remain exercisable until August 28, 2017.

In May 2006, we entered into an agreement with The Samuel Roberts Noble Foundation, Inc., pursuant to which we granted the Noble Foundation a warrant to purchase 133,333 shares of our common stock for an exercise price of $30.00 per share. On June 20, 2011, we agreed to amend this warrant such that the warrant vests in equal installments of 33,333 shares on May 19, 2009, May 19, 2011, May 19, 2013 and May 19, 2015, respectively, and shall remain exercisable until the earliest of a period of five years from the respective vesting date, or May 18, 2017.

In July 2004, we entered into a borrowing agreement with SVB to finance construction of a greenhouse and tenant improvements at our Thousand Oaks, California facility, pursuant to which we granted SVB warrants to purchase shares of our convertible preferred stock at an exercise price of $6.50 per share, which were set to expire on the later of July 31, 2014 or five years after an initial public offering. During 2010, the warrants were extended and now expire on February 29, 2020. Upon completion of our IPO, these warrants were automatically converted into warrants to purchase approximately 6,153 shares of common stock at an exercise price of $19.50 per share.

Please see “Underwriting — Representative’s Warrants” for a description of the warrants that may be issued to the representative in connection with this offering.

Registration Rights

Stockholder Registration Rights

In June 2010, we entered into an Amended and Restated Investors’ Rights Agreement, or the Investors’ Rights Agreement, with certain of our stockholders pursuant to which we agreed to provide certain rights to those stockholders that are a party to the Investors’ Rights Agreement to register the shares of our common stock (i) issuable upon conversion of outstanding convertible preferred stock, (ii) issued as a dividend or other distribution related to the convertible preferred stock, (iii) currently held or later acquired, and (iv) issuable upon the exercise of warrants held by any stockholder that is party to the agreement. We will bear all expenses incurred in connection with any underwritten registration, including, without limitation, all registration, filing and qualification fees, printers and accounting fees and the reasonable fees of counsel for the selling holders, but excluding underwriting discounts and commissions.

The registration rights provided for under the Investors’ Rights Agreement terminate after the earlier of five years following the consummation of an initial public offering, or any such time as the holder would be able to dispose of all of its registrable securities in any three month period under SEC Rule 144.

Demand Registration Rights

Pursuant to the Investors’ Rights Agreement, if, at any time after six months after the effective date of the first registration statement for a public offering of our securities (other than a registration statement relating either to the sale of securities to our employees pursuant to a stock option, stock purchase or similar plan or an SEC Rule 145 transaction), upon the written request of the holders of at least 15% of the securities covered by the Investors’ Rights Agreement that we file a registration statement under the Securities Act covering the registration of at least 15% of the securities covered by the Investors’ Rights Agreement, then we are required to file a registration statement covering the resale of the common stock requested to be registered. We are not obligated to file a registration statement after we have effected five registration statements pursuant to the Investors’ Rights Agreement or during certain periods prior to and after a registration statement has been filed by the company or, for a period of 90 days in the event the board of directors, in its judgment, makes the determination that it would be seriously detrimental to the Company and its shareholders for such registration statement to be filed and is therefore essential to defer the filing of such registration statement.

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If an underwriter selected for an underwritten offering advises the holders demanding registration that marketing factors require a limitation on the number of shares to be underwritten, then, subject to certain limitations, the number of shares of registrable securities that may be included in the underwriting will be allocated among all holders of registrable securities in proportion to the amount of our registrable securities owned by each holder.

Piggyback Registration Rights

Pursuant to the Investors’ Rights Agreement, if, subject to certain exceptions, we propose to register any of our stock or other securities under the Securities Act in connection with the public offering of such securities solely for cash, we are required to promptly give such holders written notice of such registration. Upon the written request of each eligible holder, we will, subject to certain limitations, cause to be registered under the Securities Act all such securities that each such holder has requested to be registered. We have received waivers of these registration rights with respect to this offering from all of the requisite stockholders.

Anti-Takeover Provisions

Certain provisions of the DGCL and our amended and restated certificate of incorporation and bylaws may have the effect of delaying, deferring or discouraging another party from acquiring control of our company. These provisions, which are summarized below, may discourage certain types of coercive takeover practices and inadequate takeover bids and encourage anyone seeking to acquire control of our company to first negotiate with our board of directors. These provisions might also have the effect of preventing changes in our management and could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests. However, we believe that the advantages gained by protecting our ability to negotiate with any unsolicited and potentially unfriendly acquirer outweigh the disadvantages of discouraging such proposals, because, among other reasons, the negotiation of such proposals could result in improving their terms.

Amended and Restated Certificate of Incorporation and Bylaw Provisions

Our amended and restated certificate of incorporation and bylaws include a number of provisions that may have the effect of delaying, deferring or discouraging another party from acquiring control of our company or preventing changes in our management, including the following:

•	Issuance of Undesignated Preferred Stock. Our board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with rights, preferences and privileges designated from time to time by our board of directors without further action by stockholders. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and sinking fund terms, any or all of which may be greater than the rights of common stock.

•	Size of the Board of Directors and Filling Vacancies. The number of directors constituting our board of directors may be set only by resolution adopted by a majority vote of our entire board of directors. Any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of the board of directors, may only be filled by the affirmative vote of a majority of our directors then in office, even if less than a quorum.

•	Classified Board. Our board of directors is divided into three classes of directors, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

•	No Cumulative Voting. Our amended and restated certificate of incorporation and bylaws do not permit cumulative voting in the election of directors. Cumulative voting allows a stockholder to vote a portion, or all of its shares for one or more candidates. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat.

•	Removal of Directors. Directors can only be removed by our stockholders for cause and removal of a director will require a 66 2/3% stockholder vote.

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•	No Written Consent of Stockholders. All stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting. Stockholders may not take action by written consent in lieu of a meeting. The inability of stockholders to take action by written consent means that a stockholder would need to wait until the next annual or special meeting to bring business before the stockholders for a vote.

•	Special Meetings of Stockholders. Special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors, our chief executive officer or president (in the absence of a chief executive officer). Only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of our stockholders.

•	Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. These procedures provide that notice must be timely given in writing prior to the meeting at which the action is to be taken and the form and content of such notice must comply with the applicable provisions of our amended and restated bylaws. These procedures may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempt to obtain control of us.

•	Amendment to Amended and Restated Certificate of Incorporation and Bylaws. Any amendment, repeal or modification of certain provisions of our amended and restated certificate of incorporation and bylaws requires a 66 2/3 stockholder vote. Provisions requiring such supermajority vote include, among other things, any amendment, repeal or modification of the provisions relating to the classification of our board of directors, the requirement that stockholder actions be effected at a duly called annual or special meeting of our stockholders and the designated parties entitled to call a special meeting of our stockholders.

Section 203 of the DGCL

We are subject to Section 203 of the DGCL. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless it satisfies one of the following conditions:

•	the transaction is approved by the board of directors prior to the time that the interested stockholder became an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	at or subsequent to such time that the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

In general, Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of the assets of the corporation with an aggregate market value of 10% or more of either the aggregate market value of all assets of the corporation on a consolidated basis or the aggregate market value of all of the outstanding stock of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

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In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the stockholder’s affiliates and associates (as defined in Section 203), beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Treatment of Options Upon Change of Control

In general, under the terms of our 2010 Stock Option/Stock Issuance Plan and our Amended and Restated 2011 Equity Incentive Plan, in the event of certain change in control transactions, if the successor corporation does not assume our outstanding options or issue replacement awards, or if an optionholder’s employment is involuntarily terminated in connection with such change in control, the vesting of the options outstanding under such plans will accelerate.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent’s telephone number is (800) 937-5449.

Stock Exchange Listing

Our common stock is listed on the Nasdaq Global Market under the symbol “CERE”.

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MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES FOR NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal tax consequences relating to the acquisition, ownership and disposition of our common stock by non-U.S. holders (as defined below). This discussion is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury regulations, rulings and judicial decisions, all as in effect on the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those discussed below. There can be no assurance that the U.S. Internal Revenue Service, or the IRS, will agree with the statements herein.

A “U.S. holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation or other entity treated as a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if (1) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all of its substantial decisions, or (2) a valid election to be treated as a U.S. person is in effect under the relevant Treasury regulations with respect to such trust.

A “non-U.S. holder” means a beneficial owner of our common stock that is neither a U.S. holder nor a partnership (including an entity that is treated as a partnership for U.S. federal income tax purposes).

This discussion deals only with our common stock held as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the U.S. federal income and estate tax consequences that may be relevant to a non-U.S. holder in light of such holder’s own particular circumstances, nor does it deal with special situations, such as:

•	tax consequences to non-U.S. holders who may be subject to special tax treatment, such as banks and other financial institutions, insurance companies, partnerships or other entities treated as pass-through entities for U.S. federal income tax purposes, certain former citizens or residents of the United States, “controlled foreign corporations”, “passive foreign investment companies”, corporations that accumulate earnings to avoid U.S. federal income tax, tax-exempt entities, common trust funds, certain trusts, hybrid entities, foreign governments, international organizations and dealers or traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	tax consequences to persons holding our common stock as part of a hedging, integrated, constructive sale or conversion transaction or a straddle;

•	any gift tax consequences;

•	alternative minimum tax consequences, if any; or

•	any U.S. state or local or foreign tax consequences.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Prospective investors that are entities treated as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income and estate tax considerations to them and their partners of holding our common stock.

THIS DISCUSSION IS FOR GENERAL PURPOSES ONLY, AND IS NOT A LEGAL OPINION AND CANNOT BE USED FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED UNDER THE CODE OR APPLICABLE U.S. STATE OR LOCAL LAWS. IF YOU ARE CONSIDERING THE ACQUISITION OF OUR COMMON STOCK, YOU SHOULD CONSULT YOUR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO YOU IN LIGHT OF YOUR OWN PARTICULAR CIRCUMSTANCES, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION, THE EFFECT OF ANY CHANGES IN APPLICABLE TAX LAW, AND YOUR ENTITLEMENT TO BENEFITS UNDER AN APPLICABLE INCOME TAX TREATY.

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Dividends on Common Stock

We do not expect to declare or pay any dividends on our common stock in the foreseeable future. If we make a distribution of cash or other property (other than certain pro rata distributions of our common stock) in respect of our common stock, the distribution will be treated as a dividend to the extent it is paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the non-U.S. holder’s adjusted tax basis in our common stock, and thereafter will be treated as capital gain. Distributions treated as dividends on our common stock held by a non-U.S. holder generally will be subject to U.S. federal withholding tax at a rate of 30%, or at a lower rate if provided by an applicable income tax treaty and the non-U.S. holder has provided the documentation required to claim benefits under such treaty. Generally, to claim the benefits of an income tax treaty, a non-U.S. holder will be required to provide a properly executed IRS Form W-8BEN (or appropriate substitute or successor form) certifying its entitlement to benefits under the treaty.

If, however, a dividend is effectively connected with the conduct of a trade or business in the United States by the non-U.S. holder (and, if an applicable tax treaty so provides, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States), the dividend will not be subject to U.S. federal withholding tax (so long as the non-U.S. holder has provided the appropriate documentation, generally an IRS Form W-8ECI (or appropriate substitute or successor form), to the withholding agent), but the non-U.S. holder generally will be subject to U.S. federal income tax in respect of the dividend on a net income basis at regular U.S. federal income tax rates in substantially the same manner as U.S. persons. Dividends received by a non-U.S. holder that is a corporation for U.S. federal income tax purposes and which are effectively connected with the conduct of a U.S. trade or business (and, if an applicable tax treaty so provides, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States) may also be subject to a branch profits tax at the rate of 30% (or a lower rate if provided by an applicable tax treaty).

A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund together with the required information with the IRS.

Sale, Exchange or Other Disposition of Common Stock

Subject to the discussion of backup withholding below, a non-U.S. holder generally will not be subject to U.S. federal income tax (including withholding tax) on gain realized on the sale, exchange or other disposition of our common stock unless:

•	such non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale, exchange or disposition, and certain other conditions are met;

•	such gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States (and, if an applicable tax treaty so provides, is attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder in the United States); or

•	we are or have been a “United States real property holding corporation”, or a USRPHC, for U.S. federal income tax purposes at any time during the shorter of the five-year testing period ending on the date of such disposition and the non-U.S. holder’s holding period of our common stock, and certain other conditions are met.

Gain realized by a non-U.S. holder that is effectively connected with such non-U.S. holder’s conduct of a trade or business in the United States generally will be subject to U.S. federal income tax on a net income basis at regular U.S. federal income tax rates in substantially the same manner as a U.S. person (except as provided by an applicable tax treaty). In addition, if such non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax at the rate of 30% (or a lower rate if provided by an applicable tax treaty).

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Generally, a corporation is a USRPHC if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide (domestic and foreign) real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). For this purpose, real property interests include land, improvements and associated personal property. We believe that we are not currently a USRPHC for this purpose. If we were a USRPHC during the applicable testing period, non-U.S. holders owning (directly or indirectly) more than 5% of our common stock generally would be subject to U.S. federal income tax on the gain realized on the sale, exchange or disposition of our common stock, which would be treated as income effectively connected with a U.S. trade or business (and taxable as discussed above). Even if we were a USRPHC during the testing period, U.S. federal income tax would not apply to gain realized on the sale, exchange or disposition of our common stock by a non-U.S. holder that owns (directly or indirectly) 5% or less of our common stock so long as our common stock is “regularly traded on an established securities market” within the meaning of the applicable U.S. Treasury regulations. Prospective investors should be aware that no assurance can be provided that our common stock will be so regularly traded when a non-U.S. holder sells our common stock.

Information Reporting and Backup Withholding

Dividends and proceeds from the sale, exchange or other disposition of our common stock are potentially subject to backup withholding at the applicable rate. In general, backup withholding will not apply to dividends on our common stock paid by us or our paying agents, in their capacities as such, to a non-U.S. holder if the holder has provided the required certification that it is a non-U.S. holder, such as by providing an IRS Form W-8BEN or IRS Form W-8ECI (or appropriate substitute or successor form) and neither we nor our paying agent has actual knowledge (or reason to know) that the holder is a U.S. holder that is not an exempt recipient.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is furnished on a timely basis to the IRS.

Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act (generally referred to as “FATCA”), when applicable, will impose a U.S. federal withholding tax of 30% on certain payments to “foreign financial institutions” (which are broadly defined for this purpose and generally include investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of certain interests in or accounts with those entities) have been satisfied. Payments subject to withholding tax under FATCA include dividends on common stock of U.S. corporations (such as our common stock) (beginning on July 1, 2014) and gross proceeds from sales or redemptions of such common stock (beginning in 2017). Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of amounts withheld. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult their own tax advisors regarding the potential application and impact of these requirements based upon their particular circumstances.

U.S. Federal Estate Tax

Common stock owned or treated as owned by an individual who is not a citizen or resident of the United States (as specifically defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

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UNDERWRITING

Aegis Capital Corp. is acting as the sole book-running manager of the offering and as representative of the underwriters, or the Representative. We have entered into an underwriting agreement, dated              , 2014, with the Representative. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to each underwriter named below and each underwriter named below has severally and not jointly agreed to purchase from us, at the public offering price per share less the underwriting discounts set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

.

Underwriter	Number of Shares
Aegis Capital Corp.

Total

The underwriters are committed to purchase all of the shares offered by us, other than those covered by the option to purchase additional shares described below, if they purchase any shares. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 45 days after the date of this prospectus, permits the underwriters to purchase a maximum of additional shares (15% of the shares sold in this offering) from us to cover over-allotments, if any. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the public offering price per share that appears on the cover page of this prospectus, less the underwriting discount.

Discount

We have agreed to pay underwriting discounts and commissions of 6% of the gross proceeds received from non-affiliates of the Company up to $15 million (equivalent to 6% of the public offering price of $          per share) and 7% of the gross proceeds received from non-affiliates of the Company that exceeds $15 million (equivalent to 7% of the public offering price of $          per share). The information in the table below assumes either no exercise or full exercise by the underwriters of their over-allotment option.

		Total Without	Total With
		Over-Allotment	Over-Allotment
	Per Share	Option	Option
Public offering price	$	$	$
Underwriting discount(1)	$	$	$
Non-accountable expense allowance(2)	$	$	$
Proceeds, before other expenses, to us(3)	$	$	$

(1)	The amounts included in the underwriting discount line include amounts to be paid by the Representative to Trout Capital LLC for providing advisory services to us in connection with this offering. The amount to be paid by the Representative to Trout Capital LLC is equal to (i) 1% of the gross proceeds received from non-affiliates of the Company and (ii) an additional $5,000, up to a maximum of $12,500, for each $5 million in gross proceeds received from non-affiliates of the Company in excess of $15 million.
(2)	The Representative is entitled to a non-accountable expense allowance not to exceed 1% of the gross proceeds received from non-affiliates of the Company.
(3)	In addition to the underwriting discounts and commissions and non-accountable expense allowance, we agreed to pay or reimburse the Representative to cover certain out-of-pocket expenses in connection with this offering up to $125,775, of which $25,000 has been paid by us to the Representative as an advance.

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We have also agreed to reimburse Trout Capital LLC for all reasonable and documented out-of-pocket expenses incurred in connection with the offering; provided, that such out-of-pocket expenses shall not exceed a total of $5,000 without our prior consent.

The underwriters propose to offer the shares offered by us to the public at the public offering price per share set forth on the cover of this prospectus. In addition, the underwriters may offer some of the shares to other securities dealers at such price less a concession of $         per share. After the initial offering, the public offering price and concession to dealers may be changed.

We estimate that the total expenses of the offering payable by us, excluding the total underwriting discount, will be approximately $            .

Right of First Refusal

We have agreed to grant to the Representative a right of first refusal to act as sole or lead book-running manager for any registered public offering on a firm commitment basis of the Company's debt or equity securities that takes place within a period of three (3) months from the effective date of the registration statement of which this prospectus is a part; provided that such right of first refusal is effective only if this offering closes.

Representative’s Warrants

If the gross proceeds received from non-affiliates of the Company exceeds $15 million, we have agreed to issue to the Representative or its designees, at the closing of this offering, warrants, referred to herein as the Representative’s Warrants, to purchase that number of shares of our common stock equal to 3% of the aggregate number of shares sold to non-affiliates in this offering. The Representative’s Warrants will be exercisable at any time and from time to time, in whole or in part, during the 4-year period commencing one year from the closing of this offering, at a price per share equal to 150.0% of the public offering price per share of common stock in this offering. The Representative’s Warrants and the shares of common stock underlying the Representative’s Warrants have been deemed compensation by the Financial Industry Regulatory Authority, or FINRA, and are, therefore, subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA. The Representative (or permitted assignees under the Rule) will not sell, transfer, assign, pledge or hypothecate the Representative’s Warrants or the shares of common stock underlying the Representative’s Warrants, nor will it engage in any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the Representative’s Warrants or the common stock underlying the Representative’s Warrants for a period of 180 days after the effective date of the registration statement. The Representative’s Warrants will provide for customary anti-dilution provisions (for stock dividends and splits and recapitalizations) consistent with FINRA Rule 5110, and further, the number of shares underlying the Representative’s Warrants shall be reduced if necessary to comply with FINRA rules or regulations.

Discretionary Accounts

The underwriters do not intend to confirm sales of the securities offered hereby to any accounts over which they have discretionary authority.

Lock-Ups Agreements

Pursuant to certain “lock-up” agreements, we, our executive officers, directors and certain stockholders have agreed, subject to certain exceptions, not to offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, directly or indirectly, any shares or any securities convertible into or exercisable or exchangeable for shares, whether currently owned or subsequently acquired, without the prior written consent of the Representative, for a period of 90 days from the date of effectiveness of the registration statement of which this prospectus is a part.

Listing

Our shares are listed on the Nasdaq Global Market under the symbol “CERE.”

Electronic Offer, Sale and Distribution of Shares

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The Representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

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Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate-covering transactions, penalty bids and purchases to cover positions created by short sales.

•	Stabilizing transactions permit bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the shares while the offering is in progress.

•	Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of common stock available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over- allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the Representative to reclaim a selling concession from a syndicate member when the shares originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our shares. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our shares. These transactions may be effected on the Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In connection with this offering, underwriters and selling group members may engage in passive market making transactions in our shares on the Nasdaq Global Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Other Relationships

The underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

70

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the shares of our common stock offered by this prospectus in any jurisdiction where action for that purpose is required. The shares of common stock offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Non-U.S. Investors

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

71

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, or the Financial Instruments and Exchange Law, and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

72

LEGAL MATTERS

Certain legal matters relating to the issuance of the securities offered by this prospectus will be passed upon for us by Shearman & Sterling LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Zysman, Aharoni, Gayer and Sullivan & Worcester LLP.

EXPERTS

The consolidated financial statements of Ceres, Inc. as of August 31, 2012 and 2013, and for each of the years in the three-year period ended August 31, 2013, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and other periodic reports, proxy statements and other information with the Securities and Exchange Commission. You can read our Securities and Exchange Commission filings, including this registration statement, over the Internet at the Securities and Exchange Commission’s website at www.sec.gov. You may also read and copy any document we file with the Securities and Exchange Commission at its public reference facilities at 100 F Street NE, Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 100 F Street NE, Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Our Internet address is www.ceres.net. There we make available free of charge, on or through the investor relations section of our website, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with the Securities and Exchange Commission. The information found on our website is not part of this prospectus or any prospectus supplement.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We have filed a registration statement on Form S-1 with the Securities and Exchange Commission under the Securities Act. This prospectus is part of the registration statement but the registration statement includes and incorporates by reference additional information and exhibits. The Securities and Exchange Commission permits us to “incorporate by reference” the information contained in documents we have filed with the Securities and Exchange Commission, which means that we can disclose important information to you by referring you to those documents rather than by including them in this prospectus. Information that is incorporated by reference is considered to be part of this prospectus and you should read it with the same care that you read this prospectus. We have filed with the Securities and Exchange Commission, and incorporate by reference in this prospectus (excluding any portion of such documents that have been “furnished” but not “filed” for purposes of the Exchange Act):

1.	Annual Report on Form 10-K for the year ended August 31, 2013 filed on November 26, 2013.

2.	Current Report on Form 8-K filed on December 26, 2013.

3.	Quarterly Report on Form 10-Q for the quarter ended November 30, 2013 filed on January 10, 2014.

4.	The description of our common stock contained in our Form 8-A filed on February 3, 2012.

You may request, and we will provide you with, a copy of these filings, at no cost, by calling us at (805) 376-6500 or by writing to us at the following address:

Ceres, Inc.

1535 Ranch Conejo Blvd.

Thousand Oaks, CA 91320

Attn: General Counsel

73

CERES, INC.

F-1

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Ceres, Inc.:

We have audited the accompanying consolidated balance sheets of Ceres, Inc. and subsidiary as of August 31, 2013 and 2012 and the related consolidated statements of operations, comprehensive loss, stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended August 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ceres, Inc. and subsidiary as of August 31, 2013 and 2012 and the results of their operations and their cash flows for each of the years in the three-year period ended August 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Los Angeles, California

November 25, 2013

F-2

CERES, INC.
Consolidated Balance Sheets

(In thousands, except share and per share amounts)

				Pro Forma
	August 31,		November 30,	November 30,
	2012	2013	2013	2013
			(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$21,069	$8,881	$7,314
Marketable securities	33,565	21,630	17,127
Prepaid expenses	1,050	791	779
Accounts receivable	765	957	901
Inventories	841	20	-
Other current assets	278	157	147
Total current assets	57,568	32,436	26,268	-
Property and equipment, net	5,756	4,633	4,632
Marketable securities	5,720	-	-
Other assets	203	109	44
Total long-term assets	11,679	4,742	4,676	-
Total assets	$69,247	$37,178	$30,944	$-
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued expenses	$5,476	$3,825	$4,745
Deferred revenue	701	-	70
Deferred rent	31	18	10
Current portion of long-term debt	134	154	135
Total current liabilities	6,342	3,997	4,960	-
Deferred rent	88	93	88
Long-term debt, net of current portion	256	82	60
Total liabilities	6,686	4,172	5,108	-
Commitments and contingencies
Stockholders’ equity (deficit):
Common Stock, $0.01 par value; 490,000,000 shares authorized; 4,549,029, 24,897,199 and 25,224269 shares issued and outstanding at August 31, 2012, 2013 and November 30, 2013 (unaudited); xx,xxx,xxx issued and outstanding pro forma at November 30, 2013 (unaudited)	245	248	252
Additional paid-in capital	304,672	308,038	308,960
Accumulated other comprehensive loss	(283)	(696)	(587)
Accumulated deficit	(242,073)	(274,584)	(282,789)
Total stockholders’ equity	62,561	33,006	25,836	-
Total liabilities and stockholders’ equity	$69,247	$37,178	$30,944	$-

See accompanying notes to the consolidated financial statements.

F-3

CERES, INC.

Consolidated Statements of Operations

(In thousands, except share and per share amounts)

				Three Months Ended
	Year Ended August 31,			November 30,
	2011	2012	2013	2012	2013
				(Unaudited)
Revenues:
Product sales	$116	$432	$462	$14	$20
Collaborative research and government grants	6,500	4,939	4,781	1,952	743
Total revenues	6,616	5,371	5,243	1,966	763

Cost and operating expenses:
Cost of product sales	2,492	2,384	6,245	700	1,309
Research and development	19,014	19,155	16,401	4,343	4,414
Selling, general and administrative	10,008	12,634	15,187	3,844	3,260
Total cost and operating expenses	31,514	34,173	37,833	8,887	8,983
Loss from operations	(24,898)	(28,802)	(32,590)	(6,921)	(8,220)
Interest expense	(456)	(560)	(46)	(1)	-
Interest income	7	39	126	29	16
Other expense	(11,020)	(84)	-	-	-
Loss before income taxes	(36,367)	(29,407)	(32,510)	(6,893)	(8,204)
Income tax (expense) benefit	31	(3)	(1)	(1)	(1)
Net Loss	$(36,336)	$(29,410)	$(32,511)	$(6,894)	$(8,205)

Basic and diluted net loss per share attributable to common stockholders	$(18.34)	$(2.18)	$1.31	$(0.28)	$(0.33)

Weighted average outstanding common shares used for net loss per shares attributable to common stockholders:
Basic and diluted	1,981,627	13,488,336	24,796,030	24,693,303	25,106,690
Pro forma net loss per share:
Basic and diluted (unaudited)			$-		$-

Weighted average outstanding common shares used for net loss per shares attributable to common stockholders:
Basic and diluted (unaudited)

See accompanying notes to the consolidated financial statements.

F-4

CERES, INC.

Consolidated Statements of Comprehensive Loss

(In thousands)

				Three Months Ended
	Year Ended August 31,			November 30,
	2011	2012	2013	2012	2013
				(Unaudited)
Net loss	$(36,336)	$(29,410)	$(32,511)	$(6,894)	$(8,205)
Other comprehensive income (loss):
Foreign currency translation adjustments	(27)	(262)	(395)	(104)	104
Net unrealized gain (loss) on marketable securities	—	6	(18)	3	5

Total comprehensive loss	$(36,363)	$(29,666)	$(32,924)	$(6,995)	$(8,096)

See accompanying notes to the consolidated financial statements.

F-5

CERES, INC.

Consolidated Statements of Stockholders’ Equity (Deficit)

(In thousands, except share amounts)

				Accumulated
	Common Stock		Additional	Other		Total
	Number of		Paid-in	Comprehensive	Accumulated	Stockholders’
	Shares	Amount	Capital	Loss	Deficit	Equity (Deficit)
Balance at August 31, 2010	1,948,042	$19	$5,479	$-	$(176,327)	$(170,829)
Exercise of common stock options	66,126	1	163	-	-	164
Stock compensation expense	-	-	2,710	-	-	2,710
Net loss	-	-	-	-	(36,336)	(36,336)
Foreign currency translation adjustment	-	-	-	(27)	-	(27)
Balance at August 31, 2011	2,014,168	20	8,352	(27)	(212,663)	(204,318)
Exercise of common stock options	298,282	3	535	-	-	538
Common stock issued upon IPO, net of offering costs	5,750,000	58	65,100	-	-	65,158
Conversion of convertible notes upon IPO	1,098,575	11	14,271	-	-	14,282
Conversion of convertible preferred stock upon IPO	15,353,221	153	197,349	-	-	197,502
Cancellation of common stock	(5,817)	-	-	-	-	—
Restricted stock issued	45,100	-	-	-	-	—
Restricted stock cancelled	(4,500)	-	-	-	-	—
Conversion of liability classified warrants to equity classified warrants upon IPO	-	-	17,158	-	-	17,158
Stock compensation expense	-	-	1,909	-	-	1,909
Effect of reverse stock split	-	-	(2)	-	-	(2)
Net loss	-	-	-	-	(29,410)	(29,410)
Foreign currency translation adjustment	-	-	-	(262)	-	(262)
Unrealized gain on marketable securities	-	-	-	6	-	6
Balance at August 31, 2012	24,549,029	245	304,672	(283)	(242,073)	62,561
Exercise of common stock options	23,832	-	56	-	-	56
Restricted stock issued	348,375	3	-	-	-	3
Restricted stock cancelled	(24,037)	-	-	-	-	-
Stock compensation expense	-	-	3,310	-	-	3,310
Net loss	-	-	-	-	(32,511)	(32,511)
Foreign currency translation adjustment	-	-	-	(395)	-	(395)
Unrealized gain on marketable securities	-	-	-	(18)	-	(18)
Balance at August 31, 2013	24,897,199	248	308,038	(696)	(274,584)	33,006
Restricted stock issued (unaudited)	328,260	4	-	-	-	4
Restricted stock cancelled (unaudited)	(1,190)	-	-	-	-	-
Stock compensation expense (unaudited)	-	-	922	-	-	922
Net loss (unaudited)	-	-	-	-	(8,205)	(8,205)
Foreign currency translation adjustment (unaudited)	-	-	-	104	-	104
Unrealized gain on marketable securities (unaudited)	-	-	-	5	-	5
Balance at November 30, 2013 (unaudited)	25,224,269	$252	$308,960	$(587)	$(282,789)	$25,836

See accompanying notes to the consolidated financial statements.

F-6

CERES, INC.

Consolidated Statements of Cash Flows

(In thousands)

				Three Months
	Year Ended			Ended
	August 31,			November 30,
	2011	2012	2013	2012	2013
				(Unaudited)
Cash flows from operating activities:
Net loss	$(36,336)	$(29,410)	$(32,511)	$(6,894)	$(8,205)
Adjustments to reconcile net loss to net cash used in operating activities:
Change in fair value of common and preferred stock warrants and convertible notes	(818)	84	-	-	-
Charge on issuance of convertible notes	2,205	-	-	-	-
Charge for modification of liability classified warrants	9,633	-	-	-	-
Impairment of assets, net of insurance proceeds	-	26	2	-	-
Net loss (gain) on disposal of assets	42	30	109	121	(54)
Depreciation	2,075	2,059	1,912	519	414
Amortization of premiums on marketable securities	-	-	572	185	84
Stock compensation	2,710	1,909	3,310	767	922
Noncash interest incom	-	-	130	(225)	(99)
Changes in operating assets and liabilities:
Prepaid expenses	44	(419)	337	292	66
Accounts receivable	(96)	527	(195)	(723)	57
Inventories	—	(841)	679	(213)	21
Deferred offering costs	(2,775)	2,775	-	-	-
Other assets	(83)	59	26	231	20
Accounts payables and accrued expenses	3,197	(1,827)	(1,517)	(162)	904
Deferred revenue	247	(223)	(701)	(388)	70
Deferred rent	(52)	(61)	(8)	(19)	(13)
Other	-	-	-	-	137
Net cash used in operating activities	(20,007)	(25,312)	(27,855)	(6,509)	(5,676)

Cash flows from investing activities:
Purchases of property and equipment	(548)	(1,265)	(892)	(399)	(406)
Proceeds from sale of property and equipment	112	-	-	-	54
Proceeds from insurance	-	1,000	-	-	-
Change in restricted cash and investments	-	3,000	-	-	-
Purchase of marketable securities (at cost)	-	(39,278)	(15,944)	(1,988)	(5,698)
Maturities of marketable securities	-	-	32,879	2,524	10,090
Net cash (used in) provided by investing activities	(436)	(36,543)	16,043	137	4,040

Cash flows from financing activities:
Principal payments on debt	(2,263)	(6,921)	(240)	(271)	(46)
Proceeds from issuance of convertible notes	11,425	-	-	-	-
Proceeds from issuance of debt and preferred stock warrants	-	2,500	-	-	-
Proceeds from issuance of common stock	164	538	60	56	-
Proceeds from issuance of common stock upon IPO, net of underwriters discounts and commission	-	65,158	-	-	-
Net cash provided by financing activities	9,326	61,275	(180)	(215)	(46)
Effect of foreign currency translation on cash	(27)	(262)	(196)	(104)	115
Net (decrease) increase in cash and cash equivalents	(11,144)	(842)	(12,188)	(6,691)	(1,567)
Cash and cash equivalents at beginning of period	33,055	21,911	21,069	21,069	8,881

See accompanying notes to the consolidated financial statements.

F-7

CERES, INC.

Consolidated Statements of Cash Flows (continued)

(In thousands)

				Three Months
	Year Ended			Ended
	August 31,			November 30,
	2011	2012	2013	2012	2013
				(Unaudited)
Supplemental cash flow information:
Interest paid	$373	$376	$1	$1	$—
Income taxes paid	$1	$3	$1	$1	$1
Supplemental schedule of non-cash investing and financing activities:
Additions to property and equipment under capital leases	$—	$489	$263	$43	$—
Acquisitions of assets under accounts payable & accrued expenses	$—	$330	$—	$—	$—
Accrued deferred offering costs	$1,965	$—	$—	$—	$—
Surrender of common stock applied to stock option exercise	$—	$90	$—	$—	$—
Detail of IPO transactions:
Conversion of convertible notes to common stock	$—	$14,282	$—	$—	$—
Conversion of convertible preferred stock to common stock	$—	197,502	$—	$—	$—
Conversion of liability classified warrants to equity classified warrants	$—	17,158	$—	$—	$—
Total non-cash IPO transactions	$—	$228,942	$—	$—	$—

See accompanying notes to the consolidated financial statements.

F-8

(1) Summary of Significant Accounting Policies

Description of Business

Ceres, Inc. (Company) is an agricultural biotechnology company selling seeds to produce dedicated energy crops – renewable bioenergy feedstocks that can enable the large-scale replacement of petroleum and other fossil fuels. The Company uses a combination of advanced plant breeding and biotechnology to develop seed products.

In January 2010, the Company incorporated a subsidiary, Ceres Sementes do Brasil Ltda. The Company’s ownership in this subsidiary is 99.9% and the Company’s Chief Executive Officer owns the remaining interest.

On January 24, 2012, the Company filed an amended and restated certificate of incorporation which effected a 1 for 3 reverse stock split of the Company’s issued and outstanding shares of common stock. The par value of the common stock was not adjusted as a result of the reverse stock split. All issued and outstanding shares of common stock and stock options and per share amounts contained in the Company’s consolidated financial statements have been retroactively adjusted to reflect this reverse stock split for all periods presented.

On February 27, 2012, the Company closed its initial public offering (IPO) of 5,750,000 shares of common stock (including 750,000 shares purchased by the underwriters upon the exercise of their option to purchase up to an additional 750,000 shares) at an offering price of $13.00 per share, resulting in net proceeds to the Company of approximately $65,158, after deducting underwriting discounts and commissions and offering expenses. Upon closing of the IPO, all of the Company’s outstanding shares of convertible preferred stock were automatically converted into 15,353,221 shares of common stock, all of the Company’s outstanding convertible subordinated notes (Convertible Notes) were automatically converted into 1,098,575 shares of common stock and all of the Company’s outstanding convertible preferred stock warrants were automatically converted into warrants to purchase a total of 20,511 shares of common stock.

Liquidity

The Company has incurred substantial net losses since its inception, including net losses of $36,336, $29,410 and $32,511 for the years ended August 31, 2011, 2012, and 2013, respectively.

Management has taken certain actions to extend the Company’s available working capital. The Company expects to incur additional losses related to the continued development and expansion of its business, including research and development, seed production and operations, and sales and marketing. On October 11, 2013, the Company commenced the implementation of a plan (Plan) intended to further align expenditures with the Company’s near-term commercial opportunity in Brazil, shift Northern Hemisphere sorghum breeding activities to a more appropriate location, de-emphasize research and development for U.S. cellulosic feedstocks, reduce costs and conserve cash. The actions being taken under the Plan, which include, among others, a workforce reduction that will impact 17 positions in the U.S, are expected to be substantially completed by May 31, 2014.

Liquidity (unaudited)

The Company incurred losses of $6,894 and $8,205 for the three months ended November 30, 2013 and 2012 (unaudited), respectively. As of November 30, 2013, the Company had an accumulated deficit of $282,789 (unaudited).

During the three months ended November 30, 2013, the Company recorded approximately $900 of severance expense related to these workforce reductions, of which $500, $300 and $100 was recorded to research and development expense, cost of sales and general and administrative expense (unaudited), respectively. During the three months ended November 30, 2013, the Company made cash payments of approximately $200 related to these expenses, (unaudited). The remaining cash payments of approximately $700 are expected to be made prior to August 31, 2014, (unaudited). Once fully implemented, the Plan is expected to deliver cash savings of up to approximately $5.0 million in fiscal year 2014 and up to approximately $8.0 to $10.0 million annually thereafter. The Company estimates that it will incur total charges of approximately $1.6 million during the first nine months of fiscal year 2014 with respect to the workforce reduction in the U.S., including $0.4 million in continuation of salary and benefits of certain employees until their work is completed and their positions are eliminated and $1.2 million of one-time severance and other costs, all of which will be cash expenditures.

F-9

The Company plans to finance its operations for the next 12 months with cash and investments currently on hand, with cash inflows from collaboration and grant funding and from product sales.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (GAAP) and with the Rules and Regulations of the Securities and Exchange Commission. The consolidated financial statements include the accounts of the Company and its subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Unaudited Interim Financial Information

The consolidated balance sheet as of November 30, 2013, the consolidated statements of operations, comprehensive loss and cash flows for the three months ended November 30, 2012 and 2013, and the consolidated statements of stockholders’ equity for the three months ended November 30, 2013 are unaudited. The amounts as of November 30, 2013 and for the three months ended November 30, 2012 and 2013 included within the notes to the consolidated financial statements are also unaudited. In the opinion of the Company’s management the unaudited consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and all adjustments (which include normal recurring adjustments) necessary for a fair presentation of financial position, results of operations, comprehensive loss and cash flows, and change in stockholders’ equity at November 30, 2013 and for the three months ended November 30, 2012 and 2013 have been made.

Unaudited Pro forma Balance Sheet and Net Loss Per Share

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. This affects the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant items subject to such estimates and assumptions include the valuation of property and equipment, inventory, deferred tax assets, common stock, convertible preferred stock, stock options, warrant liabilities and convertible notes. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments, with an original maturity of three months or less when purchased, to be cash equivalents. Cash equivalents totaled $16,769, $8,881 and $7,314 at August 31, 2012 and 2013 and November 30, 2013 (unaudited), respectively.

Marketable Securities

Marketable securities are classified as available for sale and are recorded at fair value, with the unrealized gains and losses, if any, net of taxes, reported as a component of shareholders’ equity until realized or until a determination is made that an other-than-temporary decline in market value has occurred.

In determining whether an other-than-temporary impairment exists for debt securities, management considers: (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Management has determined that there has been no other-than-temporary impairment of its marketable securities.

The cost of marketable securities sold is based upon the specific identification method and any realized gains or losses on the sale of investments are reflected as a component of interest income or expense. There were no sales of marketable securities during the years ended August 31, 2012 and 2013 and the three months ended November 30, 2012 and 2013 (unaudited).

The Company classifies marketable securities as current or non-current based upon whether such assets are reasonably expected to be realized in cash or sold or consumed during the normal operating cycle of the business.

F-10

Financial Instruments

The carrying value of financial instruments such as cash and cash equivalents, accounts receivables, accounts payable, and accrued expenses approximate their fair value due to the short-term nature of these instruments. At each period end, the fair value of the long-term debt approximated carrying value based on interest rates currently available to the Company.

Fair Value of Financial Instruments

Assets and liabilities recorded at fair value in the consolidated financial statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels that are directly related to the amount of subjectivity associated with the inputs to the valuation of these assets or liabilities are as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 inputs are unobservable inputs for the asset or liability.

The following tables present the Company’s financial assets that were measured at fair value on a recurring basis as of August 31, 2012 and 2013 and November 30, 2013 (unaudited), by level within the fair value hierarchy:

	August 31, 2012
	Level 1	Level 2	Level 3	Total
Financial Assets
Money marker funds	$16,769	$—	$—	$16,769
Commercial paper — available for sale	—	10,187	—	10,187
Corporate bonds — available for sale	—	—	—	29,098
Total	$16,769	$39,285	—	$56,054

All of the money market funds are included in cash and cash equivalents on the consolidated balance sheets.

	August 31, 2013
	Level 1	Level 2	Level 3	Total
Financial Assets
Money market funds	$2,310	$—	$—	$2,310
Certificates of deposit — available for sale	—	4,555	—	4,555
Commercial paper — available for sale	—	2,198	—	2,198
Corporate bonds — available for sale	—	16,076	—	16,076
Total	$2,310	$22,829	$—	$25,139

 All of the money market funds and $1,199 of the commercial paper are included in cash and cash equivalents on the consolidated balance sheets.

F-11

	November 30, 2013
	Level 1	Level 2	Level 3	Total
Financial Assets
Money Market Funds	$2,781	$—	$—	$2,781
Certificates of Deposit—available for sale	—	5,040	—	5,040
Commercial Paper—available for sale	—	1,000	—	1,000
Corporate Bonds—available for sale	—	12,339	—	12,339
Total	$2,781	$18,379	$—	$21,160

All of the money market funds, $240 of the certificates of deposits and $1,012 of the corporate bonds are include in cash and cash equivalents on the condensed consolidated balance sheets.

Accounts Receivable

Accounts receivable represents amounts owed to the Company from product sales and collaborative research and government grants. The Company had no amounts reserved for doubtful accounts at August 31, 2012 and 2013 and November 30, 2013 (unaudited) as the Company expected full collection of the accounts receivable balances.

Customers representing greater than 10% of accounts receivable were as follows (in percentages):

	As of		As of
	August 31,		November 30,
Customers	2012	2013	2013
			(Unaudited)
Customer A	47.9	37.3	39.5
Customer B	*	23.1	35.8
Customer D	13.6	**	**
Customer E	15.2	*	11.5
Customer F	**	21.8	**

*   Less than 10%

** No balance

Customers representing greater than 10% of revenues were as follows (in percentages):

				Three Months Ended
	Year Ended August 31,			November 30,
Customers	2011	2012	2013	2012	2013
				(Unaudited)
Customer A	20.5	24.7	21.2	14.8	44.4
Customer B	16.6	16.8	20.2	16.1	33.6
Customer C	20.9	*	**	**	**
Customer D	25.4	17.4	14.5	38.6	**
Customer E	*	*	*	*	13.9
Customer F	*	14	22.5	19.8	**

*   Less than 10%

** No revenue

F-12

Property and Equipment

Property and equipment is stated at cost. Depreciation is provided using the straight-line method over the shorter of the estimated useful lives or the remaining life of the lease. Depreciation periods for the Company’s property and equipment are as follows:

Automobiles and trucks	3-5 years
Office, laboratory, farm and warehouse equipment and furniture	3-5 years
Leasehold improvements	3-10 years
Buildings	14-39 years

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. To the extent that an impairment indicator has occurred, recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. In fiscal years 2013 and 2012 there was an indicator that impairment has occurred. However, there was no impairment as the carrying amount of the property and equipment did not exceed the fair value of such assets.

On February 3, 2012, the Company’s plant breeding and field research station located near College Station, Texas was damaged by a tornado. The impact was limited to structural damage to the building that houses office space and a small laboratory used to evaluate biomass samples and work space. A small greenhouse and tractor sheds, and some agricultural equipment were also damaged.

In fiscal year 2012, the Company impaired $1,026 in assets related to damage at the Texas facility and received insurance proceeds of $1,000 for repair costs. The remainder of the repairs, which totaled approximately $150, were completed by November 30, 2012. These remaining repairs were also covered by insurance, subject to the Company’s deductible.

Common and Convertible Preferred Stock Warrant Liabilities

Prior to the closing of the IPO, the Company determined that common stock warrants issued to certain holders of convertible preferred stock were not considered indexed to the Company’s common stock and therefore required liability classification. In addition, the Company accounted for its warrants to purchase shares of the Company’s convertible preferred stock that were contingently redeemable as liabilities at fair value on the consolidated balance sheets. These common and convertible preferred stock warrants were subject to re-measurement at each balance sheet date and the changes in fair value, if any, were recognized as other (expense) income.

Upon the closing of the IPO, certain common and convertible preferred stock warrants, previously classified as liabilities were revalued and reclassified to additional paid-in capital as they no longer met the requirements for liability classification given the automatic conversion of the convertible preferred stock to common stock upon consummation of the IPO.

Convertible Preferred Stock

In connection with the Company’s decision to file a registration statement with the Securities and Exchange Commission for the IPO, the Company adopted the provisions of Accounting Standards Codification (ASC) Topic 480-10-S99-3A, Classification and Measurement of Redeemable Securities.

The convertible preferred stock was not redeemable by the Company or at the option of the preferred stockholders. The holders of the Company’s outstanding convertible preferred stock, voting or consenting together as a separate class, controlled the vote of the Company’s stockholders. As a result, the holders of all series of the Company’s convertible preferred stock could vote to approve a change in control under circumstances that would trigger a deemed liquidation under the Company’s certificate of incorporation in effect prior to the IPO. As redemption of the convertible preferred stock through a deemed liquidation was outside the control of the Company, all shares of convertible preferred stock were classified as temporary equity rather than as a component of stockholders’ equity in the Company’s consolidated balance sheets. The carrying value of convertible preferred stock was recorded at its fair value at the date of issue. As discussed in Note (1), all of the outstanding shares of convertible preferred stock were automatically converted into shares of common stock upon the closing of the IPO.

F-13

Stock-Based Compensation

The Company accounts for stock-based compensation arrangements with employees using a fair value method under ASC Topic 718, Compensation – Stock Compensation, which requires the recognition of compensation expense for costs related to all stock-based payments including stock options and restricted stock awards.

The fair value method requires the Company to estimate the fair value of stock-based payment awards on the date of grant using an option pricing model. The Company uses an option pricing model to estimate the fair value of stock options granted that are expensed on a straight-line basis over the vesting period. The Company accounts for stock options issued to non-employees based on the estimated fair value of the awards using the option pricing model. The measurement of stock-based compensation to non-employees is subject to periodic adjustments as the underlying equity instruments vest, and the resulting change in value, if any, is recognized in the Company’s consolidated statements of operations during the period the related services are rendered.

The Company accounts for restricted stock awards based on the quoted market price of the Company’s common stock on the date of grant that are expensed on a straight-line basis over the vesting period.

Revenue Recognition

Revenues are recognized when the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) transfer of product or technology has been completed or services have been rendered; (3) the fee is fixed or determinable; and (4) collectability is reasonably assured. To date, the Company’s primary source of revenues has been derived from collaborative research agreements and government grants and to a lesser extent, product sales.

Product Sales

Product sales are derived from sales of seeds, trait fees, crop management services and biomass that was delivered under certain of our sales incentive and performance based programs for the 2012-2013 growing season in Brazil. Product sales are recognized, net of discounts and allowances, once passage of title and risk of loss have occurred and contractually specified acceptance criteria have been met, provided all other revenue recognition criteria have also been met. To date, product sales have not been significant.

Collaborative Research and Government Grants

From time to time, the Company enters into research and development collaboration agreements with third parties including several biofuel producers and government agencies such as the Department of Energy (DOE) and the United States Department of Agriculture (USDA). The research and development collaboration agreements typically provide the Company with multiple revenue streams, which may include up-front, non-refundable fees for licensing certain of the Company’s technologies, government grants and fees for research and development activities, and contingent milestone payments based upon achievement of contractual criteria.

•	Technology License Fees — For collaboration agreements in which the Company has continuing involvement, license fees are recognized on a straight-line basis over the term of the arrangement. Licensing fees are non-refundable and not subject to future performance.

•	Government Grants — The Company receives payments from government entities in the form of government grants. Government grants generally provide the Company with partial cost reimbursement for certain types of expenditures in return for research and development activities over a contractually defined period. Revenues from government grants are recognized in the period during which the related costs are incurred, provided that the conditions under which the government grants were provided have been met and the Company has only perfunctory obligations outstanding.

•	Research and Development Fees — Generally, fees for research and development activities are recognized as the services are performed over the performance period, as specified in the respective agreements. Certain of the Company’s collaboration agreements require the Company to deliver research data by specific dates and that the collective program plan will result in reaching specific crop characteristics by certain dates. For such arrangements, the Company recognizes revenues based on the approximate percentage of completion of services under the agreement, but the revenue recognized cannot exceed payments received by the Company to date under the agreement. The research and development period is estimated at the inception of each agreement and is periodically evaluated.

F-14

•	Milestone Fees — Fees that are contingent based on achievement of substantive performance milestones at inception of the agreement are recognized based on the achievement of the milestone, as defined in the respective agreements.

Deferred Revenue

The Company recognizes deferred revenue to the extent that cash received under the collaboration agreement is in excess of the revenues recognized related to the agreement since the work under the agreement has not yet been performed, or the work has not been fully completed as prescribed in the statement of work at the balance sheet date, which is classified as other current liabilities on the accompanying condensed consolidated balance sheet.

On December 20, 2007, the Company and Campbell Soup Company (Campbell) entered into a development and license agreement under which the Company was working to improve yields of a food product. The agreement provided that the Company would receive $7,500 in payments from Campbell over a five-year period provided milestones were met. In addition, the agreement provided that the Company would be entitled to receive a royalty based on the gross sales of crop varieties created under the agreement. In December 2011, the development and license agreement was amended to extend the $7,500 in payments from Campbell over a six-year period. In November 2012, following Campbell’s sale of its vegetable seed assets to a third party, the development and license agreement, as amended, was terminated and cancelled. In connection with the termination, Campbell paid the Company $550 in full and complete satisfaction of all remaining financial obligations. The Company recognized revenue of $1,683, $933 and $758 under this agreement in 2011, 2012 and 2013, respectively. Revenue recognized under this agreement for the three months ended November 30, 2012 and 2013 (unaudited), was $758 and $0, respectively.

The Company has earned research funding revenues from several agreements with the DOE, the USDA, USAID and several leading bio-fuels producers whereby the Company performed research activities and received revenues that partially reimbursed its expenses incurred. Under such grants and agreements, the Company retained a proprietary interest in the products and technology it developed. These expense reimbursements primarily consisted of direct expense sharing arrangements. The Company recorded revenue related to these grants of approximately $3,120, $2,416 and $2,355 in 2011, 2012 and 2013, respectively. The Company recorded revenue related to these grants of approximately $661 and $633 for the three months ended November 30, 2012 and 2013 (unaudited), respectively. The cumulative remaining amount to be claimed for all grants and certain collaboration agreements outstanding as of November 30, 2013 (unaudited) is approximately $2,286.

On December 16, 2008, the Company and Syngenta Biotechnology, Inc. (Syngenta) entered into a software license and collaboration agreement pursuant to which the Company provided software, software development and customer support for certain research application-based software. The agreement was structured into three phases and under the agreement, the Company received $1,500 in payments over an approximate 4.5 year period. The software delivered is comprised of multiple elements, which include software, installation, training, customization of software, and software support. On April 16, 2012, the agreement was amended to reflect Syngenta’s acceptance of all software and software support services provided under the original agreement and to allow for the continuation of certain software support services during a post development support period beginning April 16, 2012 and extending until all services are terminated pursuant to the terms of the agreement. The Company recognized revenues equal to the amount of expense recognized as services were rendered until April 15, 2012, when the software support became the only undelivered element. Beginning April 16, 2012, the unrecognized revenue under the agreement is being recognized ratably over the remaining software support period. The Company recognized revenues totaling $243, $750 and $1,180 under this agreement in 2011, 2012 and 2013, respectively. The Company recognized revenues totaling $388 and $0 under this agreement during the three months ended November 30, 2012 and 2013 (unaudited), respectively.

Research and Development

Research and development expenses principally consist of personnel costs related to the Company’s research and development staff as well as depreciation of research and development assets. Research and development expenses also include costs incurred for laboratory supplies, reimbursable costs associated with government grants and collaborative agreements, third-party contract payments, consultants, facility and related overhead costs.

F-15

Seed Inventories

At August 31, 2012, inventory consisted of work-in-process and finished good costs related to sweet sorghum seeds. At August 31, 2013, inventory consisted of work-in-process costs related to sweet sorghum seeds. At November 30, 2013 (unaudited), all seed inventory was written-off based on the lower of cost or market, based on the Company’s evaluation of such inventory. Inventory costs are computed on a first-in, first-out basis and valued at the lower of cost or market with any excess cost recognized during the period within cost of product sales.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for the amount of deferred tax assets that, based on available evidence, are not expected to be realized.

The Company accounts for unrecognized tax benefits also in accordance with ASC 740, Income Taxes, which prescribes a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution to any related appeals or litigation, based solely on the technical merits of the position. The Company has no accrual for interest or penalties related to uncertain tax positions at August 31, 2012 and 2013 and November 30, 2012 and 2013 (unaudited), and did not recognize interest or penalties in the Statements of Operations during the years ended August 31, 2011, 2012 and 2013 and the three months ended November 30, 2012 and 2013 (unaudited).

The major jurisdictions in which the Company files income tax returns include the federal and state jurisdictions within the United States and Brazil, where it has a subsidiary. The tax years after 2008 remain open to examination by federal and state taxing jurisdictions and the tax years after 2010 remain open to examination by foreign jurisdictions. However, the Company has NOLs beginning in 1998 which would cause the statute of limitations to remain open for the year in which the NOL was incurred.

Foreign Currency Translation

The Brazilian real is the functional currency of the Company’s subsidiary in Brazil. Accordingly, assets and liabilities of those operations are translated into United States dollars using the current exchange rate in effect at the balance sheet date and equity accounts are translated into United States dollars using historical rates. Revenues and expenses are translated at the weighted average rate of exchange during the reporting period. Gains and losses from foreign currency translation adjustments are represented as a component of accumulated other comprehensive loss.

F-16

Accumulated Other Comprehensive Income

The Company’s unrealized gains and losses on available-for-sale securities and foreign currency translation adjustments represents the components of comprehensive income (income) and have been disclosed in the consolidated statements of stockholders’ equity (deficit).

The following summarizes the changes in the balances of each component of accumulated comprehensive income (loss) during the periods presented:

			Accumulated
	Foreign	Unrealized	Other
	Currency	Gains (Losses)	Comprehensive
	Translation	on Securities	Loss
Balance at August 31, 2011	$(27)	$-	$(27)
Comprehensive (loss) gain	(262)	6	(256)
Balance at August 31, 2012	(289)	6	(283)
Comprehensive loss	(395)	(18)	(413)
Balance at August 31, 2013	(684)	$(12)	(696)
Comprehensive gain (unaudited)	104	5	109
Balance at November 30, 2013 (unaudited)	(580)	(7)	(587)

Basic and Diluted Net Loss Per Share

Basic net loss per common share is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding. Diluted net loss per common share is computed by dividing net loss available to common stockholders by the weighted average number of common shares and dilutive potential common share equivalents then outstanding, to the extent they are dilutive. Potential common shares consist of shares issuable upon the exercise of stock options and warrants (using the treasury stock method), and the weighted average conversion of the convertible preferred stock into shares of common stock (using the if-converted method). Dilutive net loss per share is the same as basic net loss per share for all periods presented because the effects of potentially dilutive items were anti-dilutive.

The following table sets forth the computation of basic and diluted net loss per common share:

	Year Ended			Three Months Ended
	August 31,			November 30,
	2011	2012	2013	2012	2013
				(Unaudited)
Net loss	$(36,336)	$(29,410)	$(32,511)	$6,894	$(8,205)

Basic and diluted net loss per common share	$(18.34)	$(2.18)	$(1.31)	$(0.28)	$(0.33)

F-17

The following potentially dilutive, common share equivalents were excluded from the calculation of diluted net loss per common share because their effect was antidilutive for each of the periods presented:

	Year Ended			Three Months Ended
	August 31,			November 30,
	2011	2012	2013	2012	2013
				(Unaudited)
Options to purchase common stock	2,597,285	2,778,508	2,791,556	2,756,223	3,378,818
Warrants to purchase common stock	1,994,868	2,082,045	2,082,045	2,082,045	2,082,045
Warrants to purchase convertible preferred stock	20,511	—	—	—	—
Convertible preferred stock	15,353,226	—	—	—	—
Convertible notes	1,171,818	—	—	—	—

Total	21,137,708	4,860,553	4,873,601	4,838,268	5,460,863

Segment and geographic information

Management has determined that it has one business activity and operates in one segment as it only reports financial information on an aggregate and consolidated basis to its Chief Executive Officer, who is the Company’s chief operating decision maker. Geographic information regarding the Company’s operations outside of North America is not significant for any period presented.

Recent Accounting Pronouncements

In February 2013, the FASB issued ASU 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. ASU 2013-02 finalizes the requirements of ASU 2011-05 that ASU 2011-12 deferred, clarifying how to report the effect of significant reclassifications out of accumulated other comprehensive income. ASU 2013-02 is effective for reporting periods beginning after December 15, 2012 and is to be applied prospectively. The Company does not anticipate that the adoption of this ASU will materially change the presentation of its consolidated financial statements.

In July 2013, the FASB issued ASU 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. ASU 2013-11 requires an entity to present an unrecognized tax benefit as a reduction of a deferred tax asset for a net operating loss (NOL) carryforward, or similar tax loss or tax credit carryforward, rather than as a liability when: (1) the uncertain tax position would reduce the NOL or other carryforward under the tax law of the applicable jurisdiction, and (2) the entity intends to use the deferred tax asset for that purpose. ASU 2013-11 changes existing presentation requirements but does not require new recurring disclosures and is effective for fiscal years, and the interim periods within those years, beginning after December 15, 2013. The Company does not anticipate that the adoption of this ASU will materially change the presentation of its consolidated financial statements.

F-18

(2) Marketable Securities

Marketable securities classified as available for sale as of August 31, 2012 and 2013 and November 30, 2013 (unaudited) consisted of the following:

	August 31, 2012
		Gross	Gross
	Amortized	Unrealized	unrealized
Available for securities	Cost	Gain	Loss	Fair Value
Commercial Paper	$10,187	$2	$(2)	$10,187
Corporate Bonds	29,092	17	(11)	29,098
Total	39,279	$19	$(13)	$39,285

	August 31, 2013
		Gross	Gross
	Amortized	Unrealized	Unrealized
Available for sale securities	Cost	Gain	Loss	Fair Value
Certificates of Deposit	$4,561	$—	$(6)	$4,555
Commercial Paper	1,000	—	(1)	999
Corporate Bonds	16,081	2	(7)	16,076
Total	$21,642	$2	$(14)	$21,630

	November 30, 2013 (Unaudited)
		Gross	Gross
	Amortized	Unrealized	Unrealized
Available for sale securities	Cost	Gain	Loss	Fair Value
Certificates of Deposit	$4,804	$-	$(4)	$4,800
Commercial Paper	1,000	-	-	$1,000
Corporate Bonds	11,331	-	(4)	$11,327
Total	$17,135	$-	$(8)	$17,127

There were no marketable securities classified as held-to maturity as of August 31, 2012 and 2013 and November 30, 2013 (unaudited), respectively.

F-19

The following tables summarize the amortized cost and fair value of the Company’s marketable securities, classified by stated maturity as of August 31, 2012 and 2013 and November 30, 2013 (unaudited):

	August 31, 2012
	Amortized
	Cost	Fair Value
Marketable securities
Due in 1 year or less	$33,567	$33,565
Due in 1 - 2 years	5,712	5,720
	$39,279	$39,285

	August 31, 2013
	Amortized
	Cost	Fair Value
Marketable securities
Due in 1 year or less	$21,642	$21,630
	$21,642	$21,630

	November 30, 2013 (Unaudited)
	Amortized
	Cost	Fair Value
Marketable securities
Due in 1 year or less	$17,135	$17,127
	$17,135	$17,127

(3) Inventories

Inventories at August 31, 2012 and 2013 consisted of the following:

	August 31, 2012	August 31, 2013
Work in process	$264	$20
Finished goods	577	-

Total inventories	$841	$20

At November 30, 2013 (unaudited), all seed inventory was written-off based on the lower of cost or market, based on the Company’s evaluation of such inventory.

F-20

(4) Property and Equipment

Property and equipment are summarized as follows:

	As of August 31,		As of November 30,
	2012	2013	2013
			(Unaudited)
Land	$43	$43	$43
Automobiles and trucks	728	796	873
Buildings	3,252	3,180	3,180
Office, laboratory, farm and warehouse equipment and furniture	15,552	14,792	12,954
Leasehold improvements	5,709	5,716	5,728

	25,284	24,527	22,778
Less accumulated depreciation	(19,528)	(19,894)	(18,146)

Property and equipment, net	$5,756	$4,633	$4,632

(5) Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of the following:

	As of August 31,		As of November 30,
	2012	2013	2013
			(Unaudited)
Accounts payable	$1,865	$1,289	$1,236
Accrued payroll and related expenses	2,530	1,020	2,137
Research and development contracts	686	1,098	1,035
Accrued grower commitments	76	38	99
Other	319	380	238
	$5,476	$3,825	$4,745

(6) Long-Term Debt

Long-term debt is summarized as follows:

	As of August 31,		As of November 30,
	2012	2013	2013
			(Unaudited)
Capital leases	$390	$236	$195
Less current portion	(134)	(154)	(135)

Long term debt (capital leases)	$256	$82	$60

The aggregated maturities of debt as of August 31, 2013 are as follows:

2014	$154
2015	73
2016	9
$236

The aggregaate maturities of debt as of November 30, 2013 (unaudited) a re as follows.

Remaining nine months of fiscal year 2014	$113
2015	73
2016	9
$195

F-21

(7) Stock-Based Compensation

Equity Plans

The Company has established three equity plans: the Ceres, Inc. 2000 Stock Option/Stock Issuance Plan (2000 Plan), the Ceres, Inc. 2010 Stock Option/Stock Issuance Plan (2010 Plan) and the Amended and Restated Ceres, Inc. 2011 Equity Incentive Plan (2011 Plan, and collectively with the 2000 Plan and the 2010 Plan, the Equity Plans). The Equity Plans provide for grants of Incentive Stock Options (ISOs) to employees and Nonqualified Stock Options (NSOs), stock and restricted stock to employees, directors, and consultants. In addition, the 2011 Plan provides for the grant of other equity based awards such as restricted stock units, stock appreciation rights and deferred stock to employees, directors and consultants. The option term, as determined by the Company’s Board of Directors, may not exceed ten years. Vesting, also determined by the Company’s Board of Directors, generally occurs ratably over four to five years. ISOs and NSOs may be granted at a price per share of not less than the fair market value at the date of grant.

During September 2012, the Company modified options to purchase 403,333 shares of common stock that were scheduled to expire on December 18, 2012 by extending the terms such that the options now expire on December 18, 2015. A modification charge of $157 was recorded in September 2012.

The total number of shares reserved for issuance under the Equity Plans is 6,754,999. At the Company’s 2013 Annual Meeting of Stockholders, the stockholders approved the amendment and restatement of the Ceres, Inc. 2011 Equity Incentive Plan, which increased the maximum aggregate number of shares that may be issued under the plan by 1.5 million shares and prohibits the repricing of stock options without stockholder approval. As of August 31, 2013 and November 30, 2013 (unaudited), the Company had 1,916,292 and 1,023,937 shares available under the 2011 Plan for future grant, respectively. The Company does not intend to make further grants under the 2000 Plan or the 2010 Plan.

Stock Option Valuation and Compensation

The Company uses a Black Scholes option pricing model to determine the fair value of stock options. The weighted average grant date fair value of stock option awards was $8.16, $10.40 and $2.64 per option share for 2011, 2012, and 2013, respectively. The weighted average grant date fair value of stock option awards was $4.24 and $0.94 for the three months ended November 30, 2012 and 2013 (unaudited), respectively. The weighted average grant date estimated fair value of the Company’s common stock was, $11.97, $14.44 and $3.63 per share for 2011, 2012, and 2013, respectively. The weighted average grant date fair value of the Company’s common stock was $1.31and $5.83 per share for the three months ended November 30, 2013 and 2012 (unaudited), respectively.

The fair value of employee stock options was estimated using the following weighted-average assumptions:

	Year ended August 31,			Three Months Ended November 30,
	2011	2012	2013	2013
				(Unaudited)
Expected term (in years)	6.08-6.46	5.50-6.46	5.50-6.08	5.75-6.08
Expected volatility	70%-78%	78%-81%	87%-88%	86.3%-87.6%
Risk free interest rate	1.48%-2.44%	0.88%-1.35%	0.82%-1.96%	1.62%-1.96%
Expected dividend yield	0%	0%	0%	0%

Expected Term — Because of limited employee share option exercises, the Company uses a simplified method in which the expected term of an award is presumed to be mid-point between the vesting date and the expiration date of the award. The expected term for all employee option grants is an average of 3.06 years.

Expected Volatility — The Company estimates the volatility of its common stock by using the historical volatility of a group of comparable companies over the option’s expected term. The decision to use historical volatility of comparable companies was based upon the fact there is limited history of trading activity of the Company’s common stock.

F-22

Risk-Free Interest Rate — The Company bases the risk-free interest rate used in the option valuation model on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term on the options.

Expected Dividend Yield — The Company does not anticipate paying any cash dividends in the foreseeable future.

Stock-based compensation expense included in operating expenses and total intrinsic value of stock options exercised are as follows:

Stock Option Activity

	Year ended August 31,			Three months ended November 30,
	2011	2012	2013	2012	2013
				(Unaudited)
Stock-based compensation costs for employee stock options	$1,478	$2,464	$3,624	$945	$913
Fair value changes of collaboration warrants	1,232	(555)	(314)	(178)	9
Total stock-based compensation costs included in operating expenses	$2,710	$1,909	$3,310	$767	$922
Intrinsic value of stock options exercised	$632	$3,573	$79	$79	$-

There were no stock options exercised during the three months ended November 30, 2013 (unaudited).

Stock Option Activity

The following summarizes the stock option transactions under the Equity Plans during the periods presented:

		Weighted
		Average
	Shares	Exercise Price
Options outstanding at August 31, 2011	2,597,285	$6.06
Options granted	623,645	12.77
Options exercised	(298,282)	2.11
Options forfeited	(144,140)	7.34
Options outstanding at August 31, 2012	2,778,508	7.92
Options granted	315,064	3.63
Options exercised	(23,832)	2.36
Options forfeited	(278,184)	7.87
Options outstanding at August 31, 2013	2,791,556	$7.49
Options granted (unaudited)	675,540	1.31
Options forfeited (unaudited)	(88,278)	10.25
Options outstanding at November 30, 2013 (unaudited)	3,378,818	$6.18

F-23

The following table summarizes information about stock options outstanding and exercisable at August 31, 2013:

		Average			Average
		Remaining	Weighted-	Number	Remaining	Weighted-
Range of	Number	Contractual	Average	Vested and	Contractual	Average
Exercise Price	Outstanding	Life	Exercise Price	Exercisable	Life	Exercise Price

$1.95	415,331	2.26	$1.95	415,331	2.26	$1.95
$3.90 - $4.05	301,492	2.50	3.91	301,492	2.50	3.91
$6.75	808,211	5.29	6.75	761,705	5.20	6.75
$7.32	192,940	7.29	7.32	127,585	7.29	7.32
$16.77	160,536	7.78	16.77	72,990	7.76	16.77
$17.16	79,028	7.88	17.16	33,951	7.88	17.16
$12.71	36,442	8.29	12.71	12,454	8.22	12.71
$12.10	46,664	8.49	12.10	46,664	8.49	12.10
$13.00	444,817	8.49	13.00	—	—	—
$8.97	750	8.80	8.97	225	8.80	8.97
$6.66	11,666	8.98	6.66	—	—	—
$3.60 - $7.70	25,350	9.03	5.70	12,300	8.86	7.70
$3.94	24,000	9.25	3.94	—	—	—
$3.32	64,163	9.42	3.32	—	—	—
$3.49	1,500	9.44	3.49	—	—	—
$1.40 - $3.30	178,666	9.81	3.18	—	—	—
	2,791,556			1,784,697

No tax benefits were recorded on compensation costs recognized during the year ended August 31, 2013. The tax benefit realized from options exercised during the year ended August 31, 2012 was $32. No tax benefits were recorded on compensation costs recognized for the year ended August 31, 2011. As of August 31, 2013 and 2012, there were $5,389 and $8,189 of total unrecognized compensation cost related to stock options respectively. That cost is expected to be recognized over a weighted average 3.06 years. The Company’s policy is to issue new shares for options exercised.

The following table summarizes information about stock options outstanding and exercisable at November 30, 2013 (unaudited):

		Average			Average
		Remaining	Weighted-	Number	Remaining	Weighted
Range of	Number	Contractual	Average	Vested and	Contractual	Average
Exercise Price	Outstanding	Life	Exercise Price	Exercisable	Life	Exercise Price

$1.95	414,665	2.02	$1.95	414,665	2.02	$1.95
$3.90 - $4.05	301,491	2.25	3.91	301,491	2.25	3.91
$6.75	801,434	5.04	6.75	769,613	4.98	6.75
$7.32	185,731	7,04	7.32	134,387	7.04	7.32
$16.77	158,412	7.53	16.77	79,799	7.52	16.77
$17.16	67,138	7.63	17,16	32,326	7.63	17.16
$12.71	30,078	8,13	12.71	11,228	8.08	12.71
$12.10	46,664	8.24	12.10	46,664	8.24	12.10
$13.00	419,153	8.24	13.00	—	—	—
$8.97	250	8.55	8.97	90	8.55	8.97
$6.66	11,666	8.73	6.66	—	—	—
$3.60 - $7.70	24,100	8.79	5,60	7,300	8.76	5.87
$3.94	24,000	9,00	3.94	531	8.94	3.94
$3.32	58,330	9,17	3.32	—	—	—
$3.49	1,500	9,19	3.49	—	—	—
$1.40 - $3.30	158,666	9,56	3,16	—	—	—
$1.24 - $1.52	675,540	9.85	1.31	—	—	—
	3,378,818			1,798,094

No tax benefits have been recorded on compensation costs recognized for options exercised. As of November 30, 2013, there was $5,020 of total unrecognized compensation cost related to stock options. That cost is expected to be recognized over a weighted average of 2.76 years. The Company’s policy is to issue new shares for options exercised.

Restricted Stock Activity

The following summarizes the restricted stock transactions under the Equity Plans for the periods presented:

		Weighted
		Average
		Grant Date
	Shares	Fair Value
Restricted stock outstanding and unvested at August 31, 2011	833	$6.51
Restricted stock granted	45,100	12.16
Restricted stock vested	(833)	6.51
Restricted stock forfeited	(4,500)	12.71
Restricted stock outstanding and unvested at August 31, 2012	40,600	12.10
Restricted stock granted	288,375	5.24
Restricted stock vested	(19,100)	11.42
Restricted stock forfeited	(19,175)	8.81
Restricted stock outstanding and unvested at August 31, 2013	290,700	$5.55
Restricted stock granted (unaudited)	328,260	5.24
Restricted stock vested (unaudited)	(76,396)	11.42
Restricted stock forfeited (unaudited)	(23,167)	8.81
Restricted stock outstanding and unvested at November, 2013 (unaudited)	519,397	$5.55

F-24

As of August 31, 2012 and 2013 and November 30, 2013 (unaudited), there were $390, 1,064, and $1,015 of total unrecognized compensation cost related to restricted stock awards. The unrecognized cost of 1,015 at November 30, 2013 (unaudited) is expected to be recognized over a weighted average 1.82 years.

Stock Activity

During June 2013, the Company granted 60,000 shares of common stock under the 2011 Plan with a fair market value of $3.33 per share. The Company recorded $200 of expense in the year ended August 31, 2013 related to this stock grant

(8) Convertible Notes and Warrant Modification

In August 2011, the Company completed the sale of $11,425 aggregate principal amount of the Convertible Notes to nine existing investors in the Company in a private placement. The Convertible Notes were convertible, subject to the terms and conditions set forth therein, into shares of the Company’s common stock upon the consummation of a qualified initial public offering of the Company’s common stock at a price per share equal to 20% discount from the public offering price, or $10.40. Purchasers of the Convertible Notes included holders of more than 5% of the Company’s outstanding capital stock and affiliates of certain of the Company’s directors. Additionally, so long as any investors who held warrants to purchase shares of the Company’s common stock issued in connection with certain of the Company’s preferred stock financings purchased at least their respective full pro rata portion of the Convertible Notes being offered, the Company agreed to amend the termination provisions of such investors existing warrants such that the warrants no longer expired upon the IPO. In January 2012, the Company amended the Convertible Notes such that the notes would have automatically converted into shares of convertible preferred stock had the initial public offering not consummated by June 30, 2012.

In connection with the offering of the Convertible Notes, warrants to purchase 539,972 shares of common stock issued in connection with the Company’s Series F Preferred Stock offering, or the Modified F warrants and all of the warrants issued in connection with the Company’s Series G Preferred Stock offering were amended such that they would not expire upon the consummation of a qualified initial public offering. Warrants to purchase 229,257 shares of common stock issued in connection with the Series F Preferred Stock offering, or the Non-Modified F warrants were not amended and remain outstanding.

The Company calculated the fair value of the modified warrants immediately prior to and subsequent to the modification and determined that the cumulative incremental increase in the fair value of these liability classified warrants associated with this modification to be $9,633. Accordingly, the Company recorded the change in value to other income (expense) in August 2011.

Until such time as the conversion features were triggered, the Company accounted for the Convertible Notes and various embedded derivatives in accordance with ASC Topic 825-10, the Fair Value Option for Financial Liabilities, whereby the Company initially and subsequently measured this financial instrument in its entirety at fair value, with the changes in fair value recorded each quarterly reporting period in other income (expense).

The Company obtained the assistance of a third-party valuation firm in estimating that the fair market value of the Convertible Notes as if August 31, 2011 was $13,630. The Company estimated the fair value of the Convertible Notes upon the closing of the IPO to be $14,282. Accordingly, the change in fair value was recorded in other income (expense).

Upon closing of the IPO, the Convertible Notes were revalued and converted into 1,098,575 shares of common stock (see Note (9)).

(9) Stockholders’ Equity

Initial Public Offering

Upon closing of the IPO (see Note (1)):

•	the Company’s outstanding shares of convertible preferred stock were automatically converted into 15,353,221 shares of common stock;

•	the Convertible Notes were revalued and converted into 1,098,575 shares of common stock; and

F-25

•	the outstanding convertible preferred stock warrants were revalued and automatically converted into warrants to purchase a total of 20,511 shares of common stock.

Common Stock

Pursuant to the Company’s amended and restated certificate of incorporation, the Company is authorized to issue 490,000,000 shares of common stock. Holders of the Company’s common stock are entitled to dividends as and when declared by the Board of Directors, subject to rights and holders of all classes of stock outstanding having priority rights to dividends. There have been no dividends declared to date. Each share of common stock is entitled to one vote.

Preferred Stock

Pursuant to the Company’s amended and restated certificate of incorporation, the Company is authorized to issue 10,000,000 shares of preferred stock. The Board of Directors has the authority, without action by the Company’s stockholders, to designate and issue shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof.

Common and Preferred Stock Warrants Financing

Warrants issued in connection with Series F Convertible Preferred Stock Financing

In connection with the issuance of the Series F Convertible Preferred Stock in September 2007, the Company issued warrants to purchase 769,229 shares of common stock at an exercise price of $19.50 per share. The warrants are immediately exercisable.

As discussed in Note (1), the common stock warrants issued to the holders of Series F Convertible Preferred Stock were reported as a liability at fair value as of each balance sheet date. Upon closing of the IPO, the common stock warrants no longer met the requirements for liability classification. The warrants were revalued as of the closing date and reclassified to additional paid-in capital.

Upon closing of the IPO, the Company estimated the fair value of certain warrants (Non-Modified F warrants and Modified F warrants) to be $6,301 based on a risk free rate of 0.40%, expected volatility of 89%, expected term of 3.5 years and 0% dividend yield.

Warrants issued in connection with Series G Convertible Preferred Stock Financing

In connection with the issuance of the Series G Convertible Preferred Stock in June 2010, the Company issued warrants to purchase 1,025,640 shares of common stock at an exercise price of $19.50 per share. The warrants are immediately exercisable.

As discussed in Note (1), the common stock warrants issued to the holders of Series G Convertible Preferred Stock were reported as a liability at fair value as of each balance sheet date. Upon closing of the IPO, the common stock warrants no longer met the requirements for liability classification. The warrants were revalued as of the closing date and reclassified to additional paid-in capital.

Upon closing of the IPO, the Company estimated the fair value of these warrants to be $10,633 based on a risk free rate of 1.64%, expected volatility of 73%, expected term of 8.3 years and 0% dividend yield.

Warrants issued in connection with Borrowing and Loan Agreements

In July 2004, in connection with a borrowing agreement (Borrowing Agreement) entered into with the Bank, the Company issued the Bank warrants to purchase 18,461 shares of the Company’s Series E Convertible Preferred Stock. Upon closing of the IPO, these preferred stock warrants were converted into warrants to purchase 6,153 shares of common stock at $19.50 per share.

In February 2010, in connection with a loan agreement (Loan Agreement) entered into with the Bank, the Company issued the Bank warrants to purchase 43,076 shares of the Company’s Series F Convertible Preferred Stock. Upon closing of the IPO, these preferred stock warrants were converted into warrants to purchase 14,358 shares of common stock at $19.50 per share.

F-26

As discussed in Note (1), the preferred stock warrants issued in connection with the Borrowing Agreement and the Loan Agreement were reported as a liability at fair value as of each balance sheet date. Upon closing of the IPO, these preferred stock warrants no longer met the requirements for liability classification. These preferred stock warrants were revalued as of the closing date and reclassified to additional paid-in capital.

Upon closing of the IPO, the Company estimated the fair value of the Series E and F preferred stock warrants to be $68 and $158, respectively, based on a risk-free interest rate of 1.35%, volatility of 81%, expected term of 7.96 — 8.01 years, and 0% dividend yield.

Warrants issued in connection with Noble Agreement

In May 2006, the Company entered into a collaboration agreement with The Samuel Roberts Noble Foundation, Inc. (Noble) (Noble Agreement) to establish a research program (see Note (13)). In connection with this collaboration, the Company granted Noble a warrant to purchase 133,333 shares of the Company’s common stock for an exercise price of $30.00 per share. The original terms were as follows: the warrant vests in equal installments of 33,333 shares on May 19, 2009, May 19, 2011, May 19, 2013, and May 19, 2015, respectively, and shall remain exercisable for a period of two years from the respective vesting dates. These warrants are accounted for at fair value and remeasured until vested. The fair value, including the resulting change in value as a result of remeasurement is being recognized as research and development expense. The inception to date expense recognized with respect to this warrant totals $625 as of August 31, 2013 and $626 as of November 30, 2013 (unaudited). At August 31, 2013 and November 30, 2013 (unaudited), 99,999 warrants had vested under this arrangement. The fair value of the warrants not yet vested at August 31, 2013 was $1.0 using a risk-free rate of 1.21% based on the respective exercise periods of each installment, expected volatility of 73.3%, expected term of 3.72 years based on the respective exercise periods of each installment, which is also the remaining contractual term, and 0% dividend yield. The fair value of the warrants not yet vested at November 30, 2013 (unaudited) was $0.5 using a risk-free rate of 0.56% based on the respective exercise periods of each installment, expected volatility of 63.5%, expected term of 3.47 years based on the respective exercise periods of each installment, which is also the remaining contractual term, and 0% dividend yield.

In June 2011, the Company and Noble agreed to modify the warrants issued to Noble as follows: the warrant vests in equal installments of 33,333 shares on May 19, 2013 and May 19, 2015, respectively and shall remain exercisable until the earliest of a period of five years from the respective vesting dates and May 18, 2017.

Warrants issued in connection with TAMU Agreement

In August 2007, the Company entered into a sponsored research and intellectual property rights agreement with The Texas A&M University System (TAMU) to establish a research program (see Note (13)). In connection with this collaboration, the Company granted TAMU a warrant to purchase 66,666 shares of the Company’s common stock for an exercise price of $30.00 per share. The warrant vests based on certain research and commercialization milestones being met and shall remain exercisable until August 28, 2017. This warrant is accounted for at fair value and remeasured until the vesting targets are met. The fair value, including the resulting change in value as a result of remeasurement is being recognized as research and development expense. The inception to date expense recognized with respect to this warrant totals $2.0 as of August 31, 2013 and $1.4 as of November 30, 2013 (unaudited). The fair value of the warrants at August 31, 2013 was $2.4, using a risk-free rate of 1.19%, expected volatility of 73.3%, expected term of 3.99 years and 0% dividend yield. The fair value of the warrants at November 30, 2013 (unaudited) was $1.7, using a risk-free rate of 0.96%, expected volatility of 64.3%, expected term of 3.74 years and 0% dividend yield. No warrants had vested under this arrangement as of August 31, 2013 and November 30, 2013 (unaudited).

In December 2011, pursuant to an Amended and Restated Intellectual Property Rights Agreement (IP Rights Agreement) (see Note (13)), the Company issued warrants to TAMU to purchase 66,666 shares of common stock at an exercise price of $14.30 per share. The warrants expire on September 24, 2026 and, subject to certain conditions, vest in equal installments on the fifth, tenth and fifteenth anniversary of the IP Rights Agreement. The inception to date expense recognized with respect to this warrant totals $10.9 as of August 31, 2013 and $19.4 as of November 30, 2013 (unaudited). The fair value of the warrants at August 31, 2013 was $49.7, using a risk-free rate of 2.78%, expected volatility of 78.9%, expected term of 13.06 years and 0% dividend yield. The fair value of the warrants at November 30, 2013 (unaudited) was $77.2, using a risk-free rate of 2.63%, expected volatility of 85.1%, expected term of 12.81 years and 0% dividend yield. No warrants had vested under this arrangement as of August 31, 2013 and November 30, 2013 (unaudited).

F-27

(10) Income Taxes

Deferred tax benefits associated with deferred tax assets are offset by a corresponding valuation allowance. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes.

Income tax expense (benefit) attributable to income (loss) before income taxes consisted of the following:

	Current	Deferred	Total
Year ended August 31, 2011
U.S. federal	$(30)	$—	$(30)
State and local	(1)	—	(1)
	$(31)	$—	$(31)

	Current	Deferred	Total
Year ended August 31, 2012
U.S. federal	$—	$—	$—
State and local	3	—	3
	$3	$—	$3

	Current	Deferred	Total
Year ended August 31, 2013
U.S. federal	$—	$—	$—
State and local	1	—	1
	$1	$—	$1

Income tax expense differs from the amount computed by applying the federal corporate income tax rate of 34% to the loss before income taxes due to the following:

	Year Ended August 31, 2011	Year Ended August 31, 2012	Year Ended August 31, 2013
Computed “expected” tax expense (benefit)	$(12,365)	$(9,999)	$(11,054)
Increase (reduction) in income taxes resulting from:
Stock-based compensation	893	636	876
State and local income taxes, net of federal income tax benefit	(1)	2	1
Foreign rate differential	512	1,258	—
Convertible note changes and change in fair value	750	—	—
Warrants modification and changes in fair value	2,997	29	—
Other	7	182	17
Change in valuation allowance	7,176	7,895	10,161
Income tax expense (benefit)	$(31)	$3	$1

F-28

The following table summarizes the tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at each period end:

	As of August 31, 2012	As of August 31, 2013
Deferred tax assets:
Accrued liabilities	$799	$163
Other assets	17	77
Inventory capitalization	145	265
Deferred revenue	275	-
Total current deferred tax assets	1,236	505
Noncurrent assets:
Depreciation	2,044	2,150
Inventory reserves	2,328	2,427
Deferred rent	27	36
Other assets	301	568
Net operating loss carryforward	74,412	88,791
Federal and state tax credit carryforward	8,919	8,919
Total noncurrent deferred tax assets	88,031	102,891
Total deferred tax assets	89,267	103,396
Less valuation allowance	(89,267)	(103,396)
Net deferred tax assets	$—	$—

As of August 31, 2013, the Company had $223,205 of federal, $152,667 of state and $14,625 of foreign net operating loss (NOL) carryforwards available to offset future taxable income, if any, which expire in varying amounts from 2018 through 2033 for federal tax purposes and from 2014 through 2033 for state tax purposes if unused. The carry forward period for the foreign NOL is indefinite. The excess tax benefits associated with the exercise of non-qualified stock options, restricted stock grants, and disqualifying dispositions of incentive stock option stock, for 2013 and 2012 in the amount of $2,458 and $2,367, respectively, did not reduce the current income taxes payable and, accordingly, are not included in the deferred tax asset relating to NOL carryforwards, but are included with the federal and state NOL carryforwards. In addition, the Company has alternative minimum tax (AMT) for state income tax purposes of approximately $17 and research and development tax carryforwards for federal income tax purposes of approximately $8,907, which are available to offset future tax liabilities, if any, through 2029.

In accordance with Internal Revenue Code (IRC) Sections 382 and 383, the annual utilization of net operating loss carryforwards and credits is limited if a change in control occurs, including a change resulting from an initial public offering. The Company has not completed a Section 382 analysis to determine if a change in ownership has occurred. Until such analysis is completed, there are no assurances that the existing net operating loss carryforwards or credits are not subject to significant limitation.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the historical taxable income (loss) and projections for future taxable income (loss) over the periods in which the deferred tax assets are deductible, management believes it is more likely that the Company will not realize the benefits of these deductible differences. Accordingly, the Company has established a full valuation allowance of $89,267 and $ 103,396 for the years ended August 31, 2012 and 2013, respectively.

F-29

(11) 401(k) Benefit Plan

The Company has a 401(k) profit sharing plan (the Plan) which covers substantially all employees of the Company. Plan participants may make voluntary contributions of up to 60% of their earnings up to the statutory limit. The Company will match 50% of each employee contribution up to a maximum of 4% of the employee’s salary in matching funds per pay period. The matching contribution vests over a three-year service period; 25% vests immediately and an additional 25% vests for each year of service to the Company thereafter over the next three years. The Company recorded expense of $279, $297, $288, $66 and $51 in 2011, 2012 and 2013 and the three months ended November 30, 2012 and 2013 (unaudited), respectively. The Company made no discretionary contributions in any period presented.

(12) Commitments and Contingencies

The Company leases certain of its facilities and equipment under various noncancelable operating leases expiring through 2023. The leases on the facilities contains provisions for future rent increases. The Company records monthly rent expense equal to the total of the payments due over the lease term, divided by the number of months of the lease term. The difference between rent expense recorded and the amount paid is credited or charged to deferred rent, which is reflected as a separate line item in the accompanying consolidated balance sheets as of August 31, 2012 and 2013.

In connection with one of its facilities leases, the Company received a reimbursement for leasehold improvements of $270. This reimbursement is a lease incentive which has been recognized as a liability in deferred rent and is being amortized to rent expense on a straight-line basis over the lease term. The Company recorded expense of $279, $297, $288, $144 and $66 in 2011, 2012 and 2013 and the three months ended November 30, 2012 and 2013 (unaudited), respectively.

Future minimum payments under noncancelable operating leases as of August 31, 2013 are as follows:

Operating
leases
2014	$595
2015	548
2016	550
2017	559
2018	575
Thereafter	688
Total minimum lease payments	$3,515

Future minimum payments under noncancelable operating leases as of November 30, 2013 (unaudited) are as follows:

Operating
leases
Remaining nine months of fiscal year 2014	$470
2015	547
2016	550
2017	559
2018	575
Thereafter	588
Total minimum lease payments	$3,289

(13) Research Collaboration Agreements

The Company has a number of research agreements with academic collaborators, including among others, TAMU, Noble, and the Institute of Crop Sciences of the Chinese Academy of Agricultural Sciences. In connection with these agreements, the Company receives certain exclusive options or licensing rights to technology and intellectual property developed under these agreements. The Company expenses amounts under these agreements to research and development expense in the period in which the services are rendered. The Company also licenses technology from third parties. Initial payments under these license agreements are capitalized and expensed on a straight-line basis over the license term.

Noble Agreement

In May 2006, the Company entered into a collaboration agreement with Noble to establish a research program. Under the Noble Agreement, the Company agreed to fund certain research activities undertaken by Noble in an amount up to $3,800 through July 31, 2012 and granted Noble a warrant to purchase 133,333 shares of the Company’s common stock for an exercise price of $30.00 per share (see Note (9)). Additional projects may be added under the agreement, if agreed to by both parties.

Under the collaboration agreement, in August 2012 the Company agreed to fund certain research activities undertaken by Noble through July 31, 2013 and 2014 of $82.7 and $85.3 per year, respectively.

TAMU Agreement

In August 2007, the Company entered into a Sponsored Research and Intellectual Property Rights agreement with TAMU to establish a research program. Under the agreement, the Company agreed to fund certain research activities undertaken by TAMU in an amount up to $5,100 through 2012 and granted TAMU a warrant to purchase 66,666 shares of the Company’s common stock for an exercise price of $30.00 per share (see Note (9)).

F-30

On September 24, 2011, the Company entered into an Amended and Restated Sponsored Research Agreement and an Amended and Restated Intellectual Property Rights Agreement (the “IP Rights Agreement”) with TAMU which both expire on September 23, 2026. The specific research projects and budgets undertaken pursuant to such agreement will be determined by an Executive Committee comprised of two members from each of TAMU and the Company as set forth in the Amended and Restated Sponsored Research Agreement. In December 2011, pursuant to the IP Rights Agreement, the Company issued warrants to TAMU to purchase 66,666 shares of common stock at an exercise price of $14.30 per share (see Note (9)).

At August 31, 2013, the future minimum payments under the Company’s research collaboration agreements are as follows:

2014	$3,041
2015	2,977
2016	2,966
2017	613
$9,597

At November 30, 2013 (unaudited), the future minimum payments under the Company’s research collaboration agreements are as follows:

Remaining nine months of fiscal year 2014	$2,622
2015	2,977
2016	2,966
2017	613
$9,178

(14) Selected Quarterly Financial Information (unaudited)

The following is a summary of the unaudited quarterly results of operations for the years ended August 31, 2012 and 2013

	November 30,	February 29,	May 31,	August 31,
	2011	2012	2012	2012
2012:
Net sales	$1,748	$1,311	$1,148	$1,164
Cost of revenues	763	487	627	507
Operating loss	(7,094)	(6,980)	(8,078)	(6,650)
Net loss	(7,540)	(6,831)	(8,416)	(6,623)
Basic and diluted net loss per share	(3.73)	(2.48)	(0.34)	(0.27)

	November 30,	February 29,	May 31,	August 31,
	2012	2013	2013	2013
2013:
Net sales	$1,966	$1,026	$1,355	$898
Cost of revenues	700	2,280	2,134	1,132
Operating loss	(6,921)	(9,014)	(9,317)	(7,339)
Net loss	(6,894)	(8,966)	(9,323)	(7,331)
Basic and diluted net loss per share	(0.28)	(0.36)	(0.38)	(0.29)

Quarterly and year-to-date computations of per share amounts are made independently. Therefore, the sum of per share amounts for the quarters may not agree with per share amounts for the year shown elsewhere in the prospectus.

F-31

Shares

Common Stock

PROSPECTUS

Aegis Capital Corp

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses payable by us in connection with the sale of the securities being registered. All amounts shown are estimates except for the Securities and Exchange Commission registration fee.

Amounts to be Paid
SEC registration fee		$2,692
Transfer Agent and Registrar fees and expenses	$	**
Nasdaq fees	$	**
FINRA filing fee		$3,500
Printing expenses	$	**
Legal fees and expenses	$	**
Accounting fees and expenses	$	**
Miscellaneous fees and expenses	$	**
TOTAL	$	**

**	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.

Section 102(b)(7) of the Delaware General Corporation Law, or DGCL, provides that a corporation may, in its original certificate of incorporation or an amendment thereto, eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends or unlawful stock purchases or redemptions or (4) for any transaction from which a director derived an improper personal benefit.

Section 145 of the DGCL provides that a corporation may indemnify any person, including an officer or director, who is, or is threatened to be made, party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of such corporation, by reason of the fact that such person was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the corporation’s best interest and, for criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify any officer or director in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred.

Our bylaws and the indemnification agreements we entered into with our directors and officers provide for indemnification of the officers and directors to the full extent permitted by the DGCL.

We have an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, or otherwise.

Item 15.	Recent Sales of Unregistered Securities.

Since January 1, 2011, we have issued the following securities that were not registered under the Securities Act:

II-1

(1) In December 2011, we issued warrants to purchase 66,666 shares of our common stock to Texas A&M at an exercise price equal to $14.30 The warrants expire on September 24, 2026 and, subject to certain conditions, vest in equal installments on the fifth, tenth and fifteenth anniversary of our Amended and Restated Intellectual Property Rights Agreement with Texas A&M.

(2) In August 2011, we completed the sale of $11.4 million aggregate principal amount of the Convertible Notes to nine existing investors in the Company in a private placement. The Convertible Notes were convertible, subject to the terms and conditions set forth therein, into shares of our common stock upon the consummation of a qualified initial public offering of our common stock at a price per share equal to 20% discount from the public offering price, or $10.40. Purchasers of the Convertible Notes included holders of more than 5% of our outstanding capital stock and affiliates of certain of our directors. Additionally, so long as any investors who held warrants to purchase shares of our common stock issued in connection with certain of our preferred stock financings purchased at least their respective full pro rata portion of the Convertible Notes being offered, we agreed to amend the termination provisions of such investors existing warrants such that the warrants no longer expired upon our initial public offering. In January 2012, we amended the Convertible Notes such that the notes would have automatically converted into shares of convertible preferred stock had the initial public offering not consummated by June 30, 2012.

In connection with the offering of the Convertible Notes, warrants to purchase 539,972 shares of common stock issued in connection with our Series F Preferred Stock offering, or the Modified F warrants and all of the warrants issued in connection with our Series G Preferred Stock offering were amended such that they would no longer expire upon the completion of a qualified initial public offering at a price per share greater than or equal to $19.50 per share (subject to certain adjustments) and resulting in aggregate gross proceeds to us and any selling security holders of $40.0 million or more. Warrants to purchase 229,257 shares of common stock issued in connection with the Series F Preferred Stock offering, or the Non-Modified F warrants were not amended and remain outstanding.

(3) From January 1, 2011 to February 27, 2012, we granted options to employees and directors to purchase an aggregate of 846,319 shares of our common stock under our equity incentive plans at exercise prices ranging from $7.32 to $17.16. During this period, 56,728 options to purchase shares of our common stock were exercised with an average per share exercise price of $3.31 for cash consideration to us in the aggregate amount of $188,751.30.

The issuances of warrants and convertible notes described in items (1) and (2) above were deemed exempt from registration under Section 4(a)(2) or Regulation D of the Securities Act. The issuances of options and shares in item (3) above were deemed exempt from registration in reliance on Rule 701 promulgated under the Securities Act as transactions pursuant to compensatory benefit plans and contracts relating to compensation. The recipients of securities in the transactions exempt under Section 4(a)(2) or Regulation D of the Securities Act represented their intention to acquire the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the stock certificates and instruments issued in such transactions.

Item 16.	Exhibits.

See Exhibit Index.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-2

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all requirements for filing on Form S-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Thousand Oaks, State of California, on the 24th day of January, 2014.

CERES, INC.

By:	/s/ PAUL KUC
Paul Kuc
Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Richard Hamilton, Paul Kuc and Wilfriede van Assche and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ WALTER DE LOGI	Chairman of the Board	January 24, 2014
Walter De Logi, PhD

/S/ PASCAL BRANDYS	Director	January 24, 2014
Pascal Brandys

/S/ RAY DEBBANE	Director	January 24, 2014
Raymond Debbane

/S/ RICHARD FLAVELL	Director	January 24, 2014
Richard Flavell, PhD, FRS, CBE

/S/ DANIEL GLAT	Director	January 24, 2014
Daniel Glat

II-3

/S/ ROBERT GOLDBERG	Director	January 24, 2014
Robert Goldberg

/S/ RICHARD HAMILTON	President and Chief Executive Officer	January 24, 2014
Richard Hamilton, PhD	and Director

/S/ THOMAS KILEY	Director	January 24, 2014
Thomas Kiley

/S/ STEVEN KOONIN	Director	January 24, 2014
Steven Koonin

/S/ DAVID KRIEGER	Director	January 24, 2014
David B. Krieger

/S/ CHERYL P. MORLEY	Director	January 24, 2014
Cheryl P. Morley

/S/ EDMUND OLIVIER	Director	January 24, 2014
Edmund Olivier

II-4

INDEX TO EXHIBITS

		Where Located
Exhibit No.	Description of Exhibit	Form	Exhibit No.	Filing Date	Filed Herewith
*1.1	Form of Underwriting Agreement
3.1	Amended and Restated Certificate of Incorporation of Ceres, Inc.	10-Q	3.1	4/12/2012
3.2	Amended and Restated Bylaws of Ceres, Inc.	10-Q	3.2	4/12/2012
4.1	Form of Ceres, Inc. Common Stock Certificate	S-1/A	4.1	1/17/2012
4.2	Warrant to Purchase Shares of Series E Preferred Stock issued to Silicon Valley Bank, dated August 16, 2004, as amended	S-1/A	4.2	7/25/2011
4.2.1	Amendment No. 2 to Warrant to Purchase Shares of Series E Preferred Stock issued to Silicon Valley Bank, dated August 16, 2004, as amended	10-K	4.2.1	11/20/2012
4.3	Warrants to Purchase Shares of Series F Preferred Stock issued to Silicon Valley Bank, dated March 1, 2010	S-1/A	4.5	7/25/2011
4.3.1	Amendment No. 1 to Warrant to Purchase Shares of Series F Preferred Stock issued to Silicon Valley Bank, dated March 1, 2010 (6,153.67 shares)	10-K	4.3.1	11/20/2012
4.3.2	Amendment No. 1 to Warrant to Purchase Shares of Series F Preferred Stock issued to Silicon Valley Bank, dated March 1, 2010 (8,205 shares)	10-K	4.3.2	11/20/2012
4.4	Warrant to Purchase Shares of Common Stock issued to The Samuel Roberts Noble Foundation, Inc., dated November 28, 2006, as amended	S-1/A	4.3	9/16/2011
4.5	Warrant to Purchase Shares of Common Stock issued to The Texas A&M University System, dated July 18, 2008, as amended	S-1/A	4.4	7/25/2011
4.6	Warrant to Purchase Shares of Common Stock issued to The Texas A&M University System, dated December 19, 2011	S-1/A	4.10	1/17/2012
4.7	Amended and Restated Investors’ Rights Agreement, dated June 25, 2010, by and among Ceres, Inc. and the stockholders named therein	S-1	4.6	5/23/2011
4.8	Form of Series F Original Warrant	10-K	4.8	11/20/2012
4.8.1	Form of Series F Original Warrant, as amended	S-1/A	4.7	8/23/2011
4.9	Form of Series G Original Warrant, as amended	S-1/A	4.8	8/23/2011
4.10	Form of Convertible Note	S-1/A	4.9	8/23/2011
4.10.1	Amendment No. 1 to Convertible Notes, dated January 10, 2012	S-1/A	4.11	1/17/2012
*5.1	Opinion of Shearman & Sterling LLP
10.1	Ceres, Inc. 2000 Stock Option/Stock Issuance Plan, as amended	8-K	10.1	8/20/2012
10.2	Form of Stock Option Agreement under the Ceres, Inc. 2000 Stock Option/Stock Issuance Plan	S-1/A	10.2	7/25/2011
10.3	Form of Stock Purchase Agreement under the Ceres, Inc. 2000 Stock Option/Stock Issuance Plan	S-1/A	10.3	10/14/2011
10.4	Ceres, Inc. 2010 Stock Option/Stock Issuance Plan	S-1/A	10.4	5/23/2011
10.5	Form of Stock Option Agreement under the Ceres, Inc. 2010 Stock Option/Stock Issuance Plan	S-1/A	10.5	7/25/2011
10.6	Form of Stock Purchase Agreement under the Ceres, Inc. 2010 Stock Option/Stock Issuance Plan	S-1/A	10.6	9/16/2011

		Where Located
Exhibit No.	Description of Exhibit	Form	Exhibit No.	Filing Date	Filed Herewith
10.7	Ceres, Inc. 2011 Equity Incentive Plan	S-1/A	10.8	1/25/2012
10.8	Ceres, Inc. Performance Incentive Plan	S-1/A	10.31	10/14/2011
10.9	Form of Stock Option Grant Notice and Option Award Agreement under the Amended and Restated Ceres, Inc. 2011 Equity Incentive Plan	S-1/A	10.32	1/17/2012
10.10	Form of Restricted Stock Grant Notice and Restricted Stock Award Agreement under the Amended and Restated Ceres, Inc. 2011 Equity Incentive Plan	10-K	10.10	11/20/2012
10.10.1	Form of Stock Payment Grant Notice and Stock Payment Award Agreement under the Amended and Restated Ceres, Inc. 2011 Equity Incentive Plan	10-K	10.10.1	11/26/2013
10.11	Form of Indemnification Agreement between Ceres, Inc. and its directors and officers	S-1/A	10.36	1/25/2012
10.12	Employment Agreement between Ceres, Inc. and Richard Hamilton, dated September 1, 2011	S-1/A	10.23	9/16/2011
10.13	Employment Agreement between Ceres, Inc. and Paul Kuc, dated September 1, 2011	S-1/A	10.24	9/16/2011
10.14	Employment Agreement between Ceres, Inc. and Wilfriede van Assche, dated September 1, 2011	S-1/A	10.26	9/16/2011
10.15	Exclusive Consultancy Agreement between Ceres, Inc. and Richard Flavell, dated October 11, 2011	10-K	10.16	11/20/2012
10.16	Exclusive Consulting Agreement between Ceres, Inc. and Robert Goldberg, dated June 19, 2013	10-Q	10.1	7/11/2013
10.17	Agricultural Lease Agreement between John & Connie Giesenschlag and Ceres, Inc. dated April 1, 2008	S-1/A	10.9	7/25/2011
10.18	Ground Lease Agreement between John & Connie Giesenschlag and Ceres, Inc. dated April 1, 2008	S-1	10.10	5/23/2011
†10.19	Exclusive License Agreement between Cambridge University Technical Services, Ltd. and Ceres, Inc., dated November 1, 2001	S-1/A	10.11	10/14/2011
†10.20	Sponsored Research Agreement between The Texas Agricultural Experiment Station of The Texas A&M University System and Ceres, Inc., dated August 29, 2007, as amended	S-1/A	10.12	1/17/2012
†10.20.1	Amended and Restated Sponsored Research Agreement between Texas AgriLife Research (f/k/a The Texas Agricultural Experiment Station of The Texas A&M University System) and Ceres, Inc., dated September 24, 2011	S-1/A	10.34	12/19/2011
10.21	Intellectual Property Rights Agreement between The Texas Agricultural Experiment Station of The Texas A&M University System and Ceres, Inc., dated August 29, 2007	S-1/A	10.13	12/19/2011
†10.21.1	Amended and Restated Intellectual Property Rights Agreement between The Texas Agricultural Experiment Station of The Texas A&M University System and Ceres, Inc., dated September 24, 2011	S-1/A	10.35	12/29/2011
†10.22	Material Transfer and Evaluation Agreements between The Texas A&M University System and Ceres, Inc., dated April 23, 2008	S-1/A	10.14	8/29/2011
†10.23	Line License Agreement between The Texas A&M University System and Ceres, Inc., dated October 16, 2009	S-1/A	10.15	10/14/2011

		Where Located
Exhibit No.	Description of Exhibit	Form	Exhibit No.	Filing Date	Filed Herewith
†10.24	Line License Agreement between Ceres, Inc. and The Texas A&M University System, dated July 12, 2011.	S-1/A	10.30	8/29/2011
†10.24.1	Amendment No. 1 to Line License Agreement between Ceres, Inc. and The Texas A&M University System, dated July 12, 2011.	10-K	10.25.1	11/20/2012
†10.25	Master Research Agreement between The Samuel Roberts Noble Foundation, Inc. and Ceres, Inc., dated May 19, 2006	S-1/A	10.26	1/25/2012
†10.25.1	Schedule 7 to Master Research Agreement between The Samuel Roberts Noble Foundation, Inc. and Ceres, Inc., dated May 19, 2006	10-K	10.10	11/20/2012
†10.26	Evaluation, Production and License Agreement between The Samuel Roberts Noble Foundation, Inc. and Ceres, Inc., dated May 19, 2006	S-1/A	10.17	10/14/2011
†10.27	License Agreement for NF/GA992 and NF/GA993 between The Samuel Roberts Noble Foundation, Inc. and Ceres, Inc., dated December 1, 2008	S-1/A	10.18	10/14/2011
†10.28	License Agreement for NF/GA002 between The Samuel Roberts Noble Foundation, Inc. and Ceres, Inc., dated September 1, 2009	S-1/A	10.19	10/14/2011
†10.29	Collaboration Agreement between the Institute of Biological, Environmental and Rural Sciences of Aberystwyth University and Ceres, Inc., dated April 1, 2007, as amended	S-1/A	10.20	1/25/2012
†10.29.1	Amendment IV to the Schedule I to the Collaboration Agreement between the Institute of Biological, Environmental, and Rural Sciences of Aberystwyth University in Wales, U.K. and Ceres, Inc., dated April 1, 2007.	10-Q	10.1	7/12/2012
†10.29.2	Amendment V to the Schedule I to the Collaboration Agreement between the Institute of Biological, Environmental, and Rural Sciences of Aberystwyth University in Wales, U.K. and Ceres, Inc., dated April 1, 2007.	10-K	10.30.2	11/26/2013
†10.30	Collaboration Agreement between Institute of Crop Sciences of the Chinese Academy of Agricultural Sciences and Ceres, Inc., dated November 15, 2007, as amended	S-1/A	10.21	12/19/2011
10.30.1	Amendment III to the Collaboration Agreement between Institute of Crop Sciences of the Chinese Academy of Agricultural Sciences and Ceres, Inc., dated November 15, 2007, as amended	10-Q	10.1	7/12/2012
10.30.2	Amendment IV to the Collaboration Agreement between Institute of Crop Sciences of the Chinese Academy of Agricultural Sciences and Ceres, Inc., dated November 15, 2007, as amended	10-K	10.31.2	11/20/2012
†10.31	Enabling Technology License Agreement between Ceres, Inc. and Monsanto Company, dated April 1, 2002	S-1/A	10.29	7/5/2011
10.32	Convertible Note Purchase Agreement among Ceres, Inc. and the investors named therein, dated August 1, 2011	S-1/A	10.33	11/10/2012

Where Located
Exhibit No.	Description of Exhibit	Form	Exhibit No.	Filing Date	Filed Herewith
21.1	List of Subsidiaries	S-1	21.1	5/23/2011
23.1	Consent of KPMG LLP				X
*23.2	Consent of Shearman and Sterling LLP (included in Exhibit 5.1)
24.1	Power of Attorney (included on signature page).				X
*101.INS	XBRL Instance Document
*101.SCH	XBRL Taxonomy Extension Schema Document
*101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
*101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
*101.LAB	XBRL Taxonomy Extension Label Linkbase Document
*101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

† Certain provisions of this exhibit have been omitted pursuant to a request for confidential treatment.

* To be filed by amendment.

# Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.